CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

CHAIRMAN'S LETTER TO SHAREHOLDERS

I am pleased to report that our group recorded a net profit of HK$10,843 million for the year 2007, surpassing the HK$10 billion mark for the first time. This represents a growth of 31% from the historic high of HK$8,272 million set in 2006. Earnings per share were HK$4.91. The board has recommended paying a final dividend of HK$0.80 per share. Including the regular (HK$0.40) and special (HK$0.20) dividend per share already paid at the interim, the total dividend per share for the year will be HK$1.40.

In 2007, we continued to focus on developing our three core businesses – special steel manufacturing, iron ore mining and property development in mainland China - and increased our investments in them. We also continued to divest our non-core businesses. This included the listings of CITIC 1616 and Dah Chong Hong. By listing these companies as separate entities, we are further demonstrating our focus on our core businesses. In addition, this helped to further unlock the true value of our Group as a whole.

Now let me report on our businesses, which all performed well in 2007. Detailed descriptions of them can be found in the "Business Review" section of our annual report.

Special Steel

CITIC Pacific's special steel business has expanded rapidly in recent years, and has become the main growth driver for our recurring earnings. Profit contribution from this business was HK$2,242 million in 2007, an increase of 68% from 2006.

Jiangyin Xingcheng Special Steel's new production line was completed and full production began in 2007. The equipment and technology employed by this line are the most advanced of their type in not just China, but globally. Its products are of high quality and will be highly competitive. Profitability is expected to rise as a result.

Xin Yegang and Daye Special Steel continued their solid performance and increased profits. A newly constructed 900,000 tonne coking plant was completed in 2007 and is already profitable. A production line for the manufacturing of steel tubes with a diameter of 460mm is being constructed and is progressing well. Once completed, it will become a new contributor to Xin Yegang's profit growth.

Since becoming a member of CITIC Pacific in the second half of 2006, Shijiazhuang Steel has been integrated into our special steel operation. In 2007, its productivity improved and profit grew significantly. Located in Northern China, Shijiazhuang Steel will cooperate with and complement Jiangyin Xingcheng Special Steel in Eastern China and Xin Yegang/Daye Special Steel in Central China. Together they form an "iron triangle," ideally located to cover the primary special steel markets in the major industrial regions of China.

CITIC Pacific Special Steel, through its three production bases, will continue to increase investment, improve its product mix, and expand its production capacity to further solidify its leading position in the production of special steel in China and globally.

We recently acquired a 30% interest in a coal mine located in Shandong Province. Once built, the mine will be capable of producing up to six million tonnes per annum of high quality coal for use in the production of coking coal. Surging demand in recent years for iron ore and coke, which are key raw materials needed in the steel manufacturing process, resulted in a tight supply and a significant increase in their prices. To ensure the supply of these important raw materials, we invested in iron ore mining, coking coal mining and coke production facilities. After the completion of our iron ore mine in Australia in the next two years, we will have a secure supply of iron ore and coke for our steel business. As such, our overall competitive advantage will be further enhanced. These investments are strategically important to the expansion of our special steel business.

Iron Ore Mining

Progress is being made at our iron ore mine in the Pilbara region of Western Australia. We obtained the right to mine an additional one billion tonnes of ore after the reserve was proven, increasing our total mining rights to two billion tonnes. This large scale magnetite ore project has world class technologies and is capable of producing 27.6 million tonnes of products per annum. Production is expected to begin in 2009 - 2010.

Our mine, upon completion, will provide a long-term stable supply of iron ore to our steel plants and to other steel manufacturers in China. CITIC Pacific also holds options to purchase the mining rights up to an additional four billion tonnes.

To transport the ore, we purchased twelve 115,000 bulk carriers. These ships are specially designed with wide bodies, and can travel from Australia to the Yangtze River and dock at our own port in Jiangyin Xingcheng Special Steel without the need to transship. This will lower transportation costs and improve efficiency. We are also studying the possibility of building an ore piling facility in the Yangtze River area to establish an iron ore logistics system.

Property Development

Property development in mainland China is one of our core businesses. The Chinese government recently implemented measures to prevent the overheating of the property market and sharp increases in property prices. We believe that in the long-term, with the continuing development of the Chinese economy, market demand for quality properties will remain strong. We have confidence in the long-term prospects of the property market in mainland China and we will continue to seek opportunities to increase our land bank.

Phase One (260,000 square metres) of our Shanghai Lu Jia Zui New Financial District Project includes two landmark office towers each with a gross floor area of 100,000 square metres, a top quality hotel and serviced apartments. All buildings will be on top of a large retail podium. The project will also include underground vehicular access, a large car park and other related facilities. Completion of Phase One is targeted for 2010. Preparation for Phase Two and Three are ongoing. Demand for Grade A offices and commercial properties in Shanghai remain strong. This project has attracted the attention of large institutions in China and internationally, and many of them have expressed keen interests in buying or leasing the buildings.

Our large residential and commercial development in the Qingpu District in Shanghai is progressing well. Units with a gross floor area of about 10,000 square metres were launched for pre-sale at the end of 2007 and all units were quickly sold. Located at the junction of Jiangsu Province, Zhejiang Province and Shanghai, Qingpu enjoys convenient transportation and a nice living environment and good potential for value appreciation. The project also includes a five-star hotel which will be managed by a well-known international hotel group.

Progress is also being made at our residential development project in the city center of Yangzhou in Jiangsu Province. Pre-sale of 265 units in Phase One began in the fourth quarter of 2007. As a result of the positive response from the market, most of these units were sold.

In our New Westgate Garden Phase One residential development, with the exception of a few units, most have been sold.

Our large integrated development project in Wanning City in Hainan Province is going well. Phase One will include four hotels and auxiliary facilities. These hotels will be managed by internationally renowned hotel groups. Construction of the hotels has begun. Work has also commenced on a world class golf course, a club house and other related facilities. Our goal is to develop the project into a large integrated community that is suitable for both tourists and residents. As living standards rise, we believe that demand will surely increase for high quality properties that provide an excellent environment and unique design. Our Hainan Island project has tremendous potential and will meet this demand.

Our investment properties in Shanghai and Hong Kong remain well let and have recorded good growth in rental income.

Units in Phase 13 (Chianti) of our Discovery Bay development in Hong Kong are mostly sold. Foundation work for Phase 14 has been completed and superstructure work will begin soon.

Other Businesses

Our aviation, power generation and cross harbour tunnel businesses all performed well in 2007. Benefiting from an increase in passengers, Cathay Pacific's profit for the full year rose a significant 72% to reach HK$7,023 million, which is a historic high. Phase IV (2x600MW) at our Ligang Power Station began commercial operation recently. Together with other units that are in operation, Ligang is now one of the largest coal-fired power plants in China with a total installed capacity of 3,800MW. The Eastern and Western Harbour Tunnels in Hong Kong operated smoothly and total tunnel profits as well as cash flow increased compared with last year.

CITIC 1616 and Dah Chong Hong performed well in 2007 and had good profit growth. Following their listings, the ability of both companies to raise capital was enhanced with the establishment of their own capital markets platforms. This should be beneficial to the long-term development of these two companies.

Looking to the Future

After years of hard work, our three core businesses – special steel manufacturing, iron ore mining and property development in mainland China are becoming more mature. Our market leading position in special steel will continue to improve, and we expect this business to remain a major contributor to our group's recurring earnings in the next two years. Once our iron ore mine in Australia is completed, it will become a new source of earnings growth for us. We are confident that our property projects in the Yangtze River Delta area centered around Shanghai and our land bank in Hainan Island are of high quality and have excellent growth potential. Even though the recent sub-prime problems have resulted in uncertainties in other markets, we believe that the Chinese economy will maintain its growth momentum for the foreseeable future. We will be able to capture opportunities and leverage our expertise to expand and develop our core businesses to achieve higher returns for our shareholders.

On behalf of all the directors, I would like to express my sincere thanks to everyone at CITIC Pacific for their hard work and contribution, and to our investors, bankers and everyone else for their continuing support.

Larry Yung Chi Kin
Chairman
Hong Kong, 17 March 2008

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2007

	Note	2007 HK$million	2006 HK$million
Turnover	2	44,933	47,049
Cost of sales		(32,409)	(37,019)
Distribution and selling expenses		(1,025)	(995)
Other operating expenses		(3,733)	(2,845)
Change in fair value of investment properties		1,002	735
Profit from consolidated activities	3	8,768	6,925
Share of results of			
jointly controlled entities		1,344	1,033
associated companies		2,257	1,882
Profit before net finance charges and taxation		12,369	9,840
Finance charges		(258)	(640)
Finance income		226	159
Net finance charges	4	(32)	(481)
Profit before taxation		12,337	9,359
Taxation	5	(770)	(644)
Profit for the year		11,567	8,715
Attributable to:			
Shareholders of the Company		10,843	8,272
Minority interests		724	443
		11,567	8,715
Dividends	6	(3,097)	(3,731)
Earnings per share for profit attributable to shareholders of the Company during the year	7		
Basic		HK$4.91	HK$3.77
Diluted		HK$4.90	HK$3.77

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2007

	Note	2007 HK$million	2006 HK$million
Non-current assets			
Fixed Assets			
- Property, plant and equipment		13,158	10,593
- Investment properties		10,895	9,604
- Properties under development		4,288	2,712
- Leasehold land		1,641	1,712
		29,982	24,621
Jointly controlled entities		17,446	14,922
Associated companies		17,941	16,416
Other financial assets		7,502	2,819
Intangible assets		4,105	2,986
Deferred tax assets		100	103
Derivative financial instruments		150	117
Non-current deposits		5,723	-
		82,949	61,984
Current assets			
Properties held for sale		440	705
Assets held for sale		1,127	-
Inventories		5,982	3,920
Debtors, accounts receivable, deposits and prepayments	8	8,292	6,377
Cash and bank deposits		8,045	3,679
		23,886	14,681
Current liabilities			
Bank loans, other loans and overdrafts			
- secured		328	285
- unsecured		3,326	1,404
Creditors, accounts payable, deposits and accruals	8	10,727	8,035
Liabilities held for sale		2	-
Provision for taxation		590	319
		14,973	10,043
Net current assets		8,913	4,638
Total assets less current liabilities		91,862	66,622
Non-current liabilities			
Long term borrowings		25,000	16,604
Deferred tax liabilities		2,094	1,954
Derivative financial instruments		69	55
		27,163	18,613
Net assets		64,699	48,009
Equity			
Share capital		885	878
Reserves		57,138	43,217
Proposed dividend		1,770	2,415
Equity attributable to shareholders of the Company		59,793	46,510
Minority interests		4,906	1,499
Total equity		64,699	48,009

NOTES TO THE ACCOUNTS

1 Significant accounting policies

The accounting policies used in preparation of the Accounts are consistent with those adopted in the annual accounts for the year ended 31 December 2006 except for the adoption of certain new standards and amendments of Hong Kong Financial Reporting Standards ("HKFRS") issued and became effective during the year ended 31 December 2007, and among which the following have disclosure impacts in the accounts.

- HKFRS 7 'Financial Instrument : Disclosures'; and

- Amendment to HKAS 1 'Presentation of Financial Statements' – Capital Disclosures

The adoption of these accounting standards or amendments does not result in substantial changes to the Group's accounting policies and has no significant effect on the results reported for the year ended 31 December 2007.

The Group has not early adopted the amendments, new standards and interpretations issued by the Hong Kong Institute of Certified Public Accountants that are not yet effective for the year ended 31 December 2007, and is in the process of assessing their impact on future accounting periods.

2 Turnover and segment information

An analysis of the Group's turnover and profit from consolidated activities before net finance charges and share of results of jointly controlled entities and associated companies by principal activities are as follows:

Year ended 31 December 2007	Turnover HK$ million	Profit from consolidated activities HK$ million	Share of results of jointly controlled entities HK$ million	Share of results of associated companies HK$ million	Group total HK$ million	Segment allocations HK$ million	Segment profit HK$ million
Special steel	18,501	2,418	426	-	2,844	-	2,844
Property	1,321	405	(16)	335	724	97	821
Infrastructure	1,221	265	673	1,553	2,491	-	2,491
Listed subsidiary companies :							
CITIC 1616	3,625	2,174	-	-	2,174	-	2,174
Dah Chong Hong	20,119	3,270	53	2	3,325	(97)	3,228
Others	146	(126)	208	(45)	37	-	37
Change in fair value of Investment properties	-	1,002	-	412	1,414	-	1,414
Less: General and administration expenses	-	(640)	-	-	(640)	-	(640)
	44,933	8,768	1,344	2,257	12,369	-	12,369
Net finance charges							(32)
Taxation							(770)
Profit for the year							11,567

2 Turnover and segment information

Year ended 31 December 2006	Turnover HK$ million	Profit from consolidated activities HK$ million	Share of results of jointly controlled entities HK$ million	Share of results of associated companies HK$ million	Group total HK$ million	Segment allocations HK$ million	Segment profit HK$ million
Special steel	15,278	1,809	119	-	1,928	-	1,928
Property	8,320	1,942	-	276	2,218	84	2,302
Infrastructure	8,817	2,430	760	1,190	4,380	-	4,380
Listed subsidiary companies :							
CITIC 1616	1,364	234	-	-	234	-	234
Dah Chong Hong	13,222	437	35	(1)	471	(84)	387
Others	48	(93)	119	(22)	4	-	4
Change in fair value of Investment properties	-	735	-	439	1,174	-	1,174
Less: General and administration expenses	-	(569)	-	-	(569)	-	(569)
	47,049	6,925	1,033	1,882	9,840	-	9,840
Net finance charges							(481)
Taxation							(644)
							8,715
Profit for the year							

2 Turnover and segment information (Continued)

An analysis of the Group's turnover by geographical area is as follows:

	2007 HK$million	2006 HK$million
Hong Kong	15,126	23,106
Mainland China	27,592	22,278
Overseas	2,215	1,665
	44,933	47,049

3 Profit from consolidated activities

The profit from consolidated activities is arrived at after crediting and charging:

	2007 HK$million	2006 HK$million
Crediting		
Dividend income from other financial assets	86	9
Change in fair value of investment properties	1,002	735
Profit on disposal of subsidiary companies and associated companies	4,595	3,507
Charging		
Cost of inventories sold	29,029	23,458
Depreciation of property, plant and equipment	1,122	1,034
Amortisation of leasehold land	45	47

4 Net finance charges

	2007 HK$million	2006 HK$million
Finance charges		
Interest expense	985	913
Exchange gain	(31)	(5)
Other finance charges	39	63
Amount capitalised	(680)	(323)
Fair value gains on financial instruments	(55)	(8)
	258	640
Finance income		
Interest income	(226)	(159)
	32	481

5 Taxation

Hong Kong profits tax has been calculated at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

	2007 HK$million	2006 HK$million
Current income tax		
Hong Kong profits tax	308	188
Overseas taxation	450	309
Deferred taxation		
Change in fair value of investment properties	173	123
Origination and reversal of other temporary difference	19	24
Effect on tax rate change	(180)	-
	770	644

6 Dividends

	2007 HK$million	2006 HK$million
2007 Interim dividend paid: HK$0.40 (2006: HK$0.30) per share	885	658
2007 Special dividend paid: HK$0.20 (2006: HK$0.30) per share	442	658
2007 Final dividend proposed: HK$0.80 (2006: HK$0.80) per share	1,770	1,756
2007 Special dividend proposed: Nil (2006: HK$0.30) per share	-	659

7 Earnings per share

The calculation of earnings per share is based on profit attributable to shareholders of HK$10,843 million (2006: HK$8,272 million).

The basic earnings per share is based on the weighted average number of 2,207,542,455 shares in issue during the year (2006: 2,193,921,689 shares in issue). The diluted earnings per share is based on 2,213,084,305 shares (2006: 2,198,341,170 shares) which is the weighted average number of shares in issue during the year plus the weighted average number of 5,541,850 shares (2006: 4,419,481 shares) deemed to be issued at no consideration if all outstanding options had been exercised.

8.1 Debtors, accounts receivable, deposits and prepayments

	2007 HK$million	2006 HK$million
Trade debtors		
- Within 1 year	3,008	2,150
- Over 1 year	42	24
	3,050	2,174
Accounts receivable, deposits and prepayments	5,242	4,203
	8,292	6,377

Note:

(i) Trade debtors are net of provision and the ageing is classified based on invoice date.

(ii) The Group has a defined credit policy for the respective business units.

(iii) The carrying amounts of debtors, accounts receivables, deposits and prepayments approximates their fair value.

(iv) Accounts receivable, deposits and prepayments include derivative financial assets of HK$251 million (2006: HK$14 million), amounts due from jointly controlled entities of HK$138 million (2006: HK$134 million), and amounts due from associated companies of HK$90 million (2006: HK$90 million).

8.2 Creditors, accounts payable, deposits and accruals

	2007 HK$million	2006 HK$million
Trade creditors		
- Within 1 year	4,055	2,553
- Over 1 year	329	314
	4,384	2,867
Accounts payable, deposits and accruals	6,343	5,168
	10,727	8,035

Note:

(i) Accounts payable, deposits and accruals included derivative financial liabilities of HK$66 million (2006: HK$9 million).

(ii) The carrying amounts of creditors, accounts payable, deposits and accruals approximates their fair value.

FINANCIAL REVIEW AND ANALYSIS

Group Debt and Liquidity

The financial position of the Group as at 31 December 2007, as compared to 31 December 2006, is summarised as follows:

HK$ million	**2007**	2006
Total debt	**28,654**	18,293
Cash and bank deposits	**8,045**	3,679
Net debt	**20,609**	14,614

Leverage (Net debt to Total capital)	**26%**	24%

The original denomination of the Group's borrowings as well as cash and deposit balances by currencies as at 31 December 2007 is summarised as follows:

			Denomination			
HK$ million equivalent	HK$	US$	Renminbi	Yen	Other	**Total**
Total debt in original currency	8,575	14,016	4,833	1,107	123	**28,654**
Total debt after hedging	13,802	9,219	4,833	677	123	**28,654**
Cash and bank deposits	1,559	1,172	4,957	97	260	**8,045**
Net debt / (cash) after hedging	12,243	8,047	(124)	580	(137)	**20,609**

As at 31 December 2007, subsidiaries' assets of HK$327 million (2006: HK$696 million) were pledged to secure banking facilities, these arrangements mainly related to Dah Chong Hong's business overseas.

Maturity Profile of Outstanding Debt

The Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year.

HK$ million	2008	2009	2010	2011	2012	2013 and Beyond	Total	Percentage
Parent Company	1,686 [1]	570	2,890	4,461 [2]	2,150	9,668 [3]	21,425	75%
Subsidiaries	1,968	1,957	1,934	1,009	352	9	7,229	25%
Total Maturing Debt	3,654	2,527	4,824	5,470	2,502	9,677	28,654	100%
Percentage	13%	9%	17%	19%	9%	33%	100%	
Available Committed Facilities	3,526	808	450	3,807	5,400	4,553	18,544	

1 Including a US$216 million short term bridging loan for the Iron Ore Mining project due in 2008.
2 Including a US$450 million global bond due in 2011 which was issued by a wholly owned special purposes vehicle.
3 Including a JPY8.1 billion floating rate note due in 2035 which was issued by a wholly owned special purposes vehicle.

Available Sources of Financing

In addition to cash and deposits balance of HK$8.0 billion as at 31 December 2007, the Group had undrawn available loan facilities totaling HK$20.5 billion, of which HK$16.0 billion was committed long term loans, HK$2.5 billion was committed short term loan and HK$2.0 billion was money market lines. Besides, trade facilities amounting to HK$2.4 billion was available. Borrowings by sources of financing as at 31 December 2007 is summarised as follows:

HK$ million	Total Facilities	Outstandings	Available Facilities
Committed Facilities			
Short Term Loan *	4,212	1,686	2,526
Term Loans	37,480	21,462	16,018
Global Bonds	3,510	3,510	0
Private Placement	430	430	0
Total Committed	45,632	27,088	18,544
Uncommitted Facilities			
Money Market Lines and Short Term Facilities	3,591	1,545	2,046
Trade Facilities	3,810	1,426	2,384

* This is a USD short term bridging loan to support the funding requirement of the Iron Ore Mining project.

In addition to the above summarised facilities, the Company established Cooperative Agreements with several major PRC banks. Under such agreements, general credit limits were granted to us to support the Group's funding requirements. Utilisation of these facilities will be subject to the banks' approval on a project-by-project basis in accordance with PRC banking regulations. As at 31 December 2007, total credit limit of around RMB64.6 billion under such arrangements remained available, of which RMB30.0 billion have been specifically allocated by the banks to various projects, mainly for Iron Ore Mining,

Special Steel and Power Generation projects. These arrangements will further support the Group's expansion strategy in the mainland.

Risk Management

The Group employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates. Derivative transactions are only used for interest rate and currency hedging purposes, speculative trading activity is prohibited. Counterparties' credit risks are carefully reviewed and the Group only deals with financial institutions with investment grade credit rating. The amount of counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

Foreign Currency Exposure

CITIC Pacific conducts business mainly in Hong Kong, mainland China and Australia, therefore it is subject to the market risk of foreign exchange rates in HK Dollar, US Dollar, Renminbi and Australia Dollar. To minimise currency exposure, non HK Dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Achieving this objective is not always possible due to limitations in financial markets and regulatory constraints, particularly on investment into mainland China as the Renminbi is currently not a free convertible currency and 'Registered Capital', which usually accounts for no less than 25% of the total investment amount for projects in mainland China, is required to be paid in US dollars. As the Group's investment in mainland China is expanding, CITIC Pacific has an increasing exposure to the Renminbi. As at 31 December 2007, the Group had net RMB exposure of approximately HK$46 billion (2006: HK$30 billion).

The functional currency and future cash flow for the Australian Iron Ore Mining project is denominated in USD. Substantial portion of the project infrastructure / pre-completion operating expenditure is projected to be denominated in non-USD currencies. Foreign exchange forward contracts and structured forward instruments are employed to hedge or minimise the currency exposure. As at 31 December 2007, projected non-USD currencies expenditures amounted to HK$2,659 million (2006: Nil) was hedged through foreign exchange forward contracts and HK$882 million (2006: Nil) was hedged by structured forward instruments.

On liability management, CITIC Pacific funded the Iron Ore Mining project and the acquisition of vessels by USD loans to match the future cash flow of these assets. Foreign exchange forward contracts are employed to minimise currency exposure for other USD debts and a Yen Bond. As at 31 December 2007, such contracts outstanding amounted to HK$5,853 million (2006: HK$6,116 million).

In addition, foreign exchange forward contracts were employed by our trading subsidiary to hedge currency fluctuations. As at 31 December 2007, such contracts outstanding amounted to HK$968 million (2006: HK$707 million).

Interest Rate Exposure

The Group aims to maintain a suitable mixture of fixed and floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration of general market trend, the Group's cash flow pattern, interest coverage ratio and etc.

The Group uses interest rate swaps, forward rate agreements, interest rate option contracts and other instruments to hedge exposures or to modify the interest rate characteristics of its borrowings. As at 31 December 2007, CITIC Pacific had outstanding interest rate swap / option contracts with a notional amount of HK$12.8 billion. After the swaps, HK$7.8 billion or 27% of the Group's total borrowings were effectively paying fixed rate and the remaining were effectively paying floating rate of interest. The Group's overall weighted average all-in cost of borrowings (including fees and hedging costs) for the year ended 31 December 2007 was about 5.5%, compared with 5.2% for the last year.

Capital Commitment and Estimated Capital Expenditure

As at 31 December 2007, the Group's contingent liabilities had not changed significantly from the last year and the Group's contracted capital commitment was approximately HK$27.3 billion.

The original estimated capital expenditure for the Australian Iron Ore Mining Project was US$2.5 billion. The latest estimated capital expenditure is likely to be approximately US$3.5 billion. This increase is due to an expanded planned production of concentrate by 15% (production volume was originally anticipated to be 24mtpa and has now been increased to 27.6mtpa); specification modifications as a result of ore body characteristics; industry wide cost pressures and inflation in the global mining industry, especially in Australia; depreciation of the US dollar to the Australian dollar and to the RMB; and cost pressures and inflation in China where certain supplies are sourced. Since the commencement of our project in the second quarter of 2006, the global iron ore price (fines) has increased from US cents 61.7 per dmtu to US cents 132.7 per dmtu, amounting to 115% increase, which is more than sufficient to cover the capital cost escalation. Given the current price trend of iron ore, we believe there will be further positive impact on our business model. Our steel plants would also benefit from the stable supply.

HUMAN RESOURCES

As at the end of December 2007, the Group employed 24,319 staff in its headquarters in Hong Kong and principal subsidiaries worldwide. The two main areas of concentration are in Hong Kong employing 4,043 and in Mainland China employing 19,868. With the rapid development of the iron ore mining business in Australia, the number of employees in other countries including Japan, Singapore, Canada has significantly increased to 408.

The mainland China's robust economic growth as well as the continuous upturn of Hong Kong's economy in 2007 have provided a stable, yet challenging employment environment for staff to operate effectively and efficiently to attain a better level of performance.

CITIC Pacific is an equal opportunity employer and adheres to a fair and consistent human resources management policy to the mutual benefit of its employees and the Group, It also upholds a high standard of business ethics and personal conduct of its employees. To ensure the proper enforcement of the Code of Conduct Policy, the Group requires all business units to report the compliance status of the Policy on a bi-annual basis.

The Group's compensation strategy is to cultivate a pay-for-performance culture to incentivize and reward employee performance that will lead to a long-term enhancement of the overall caliber of the Group. On an annual basis, the Group reviews the cash compensation and benefit programs provided for its employees to ensure that the total compensation is internally equitable, externally competitive, as well as in support of the Group's business strategy. Towards this end, Group companies are largely in conformity with this policy.

CITIC Pacific is committed to providing a healthy organizational environment conducive to each individual's development. Employees are encouraged to commit to continuous improvement by initiating their own learning and self-development plan with financial sponsorship by the Group whilst in-house training are also organized regularly to help employees improve job performance and prepare for future development. Moreover, with the ever growing cross-border business activities between Hong Kong and the mainland, the Group continues to strengthen business integration, knowledge sharing and skills transfer between staff in the two territories.

As a socially-responsible organization, CITIC Pacific is committed to contributing to the community by supporting and sponsoring different kind of activities in Hong Kong, the mainland and overseas, such as charitable work, promotion of education, environment protection, sports, culture and the arts etc..

Under the CITIC Pacific Share Incentive Plan 2000 ("the Plan") adopted on 31 May 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiaries to subscribe for options over the Company's shares ("Shares"). Since the adoption of the Plan, the Company has granted four lots of share options:-

Date of grant	Number of share options	Exercise price HK$
28 May 2002	11,550,000	18.20
1 November 2004	12,780,000	19.90
20 June 2006	15,930,000	22.10
16 October 2007	18,500,000	47.32

All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. None of the share options granted under the Plan were cancelled or lapsed during the year.

CORPORATE GOVERNANCE

CITIC Pacific is committed to ensuring high standards of corporate governance and first class business practices. The Board believes that good corporate governance practices are increasingly important for maintaining and promoting investor confidence. A full description of the Company's corporate governance will be set out in the Corporate Governance Report contained in the 2007 Annual Report.

Throughout the year of 2007, CITIC Pacific has complied with all code provisions in the Code of Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The Audit Committee of the Board, consisting of three non-executive directors of whom two are independent, has reviewed the 2007 financial statements with management and the Company's internal and external auditors and recommended its adoption by the Board.

DIVIDEND AND CLOSURE OF REGISTER

The Directors have resolved to recommend to shareholders the payment of a final dividend of HK$0.80 per share (2006: final dividend of HK$0.80 and special dividend of HK$0.30), which together with the interim dividend of HK$0.40 per share (2006: HK$0.30) and the special dividend of HK$0.20 per share (2006: HK$0.30) already paid makes a total dividend of HK$1.40 per share (2006: HK$1.70) for the year ended 31 December 2007. The total dividend of HK$1.40 per share will amount to HK$3,097 million of the Company's profit for the year ended 31 December 2007 (2006: HK$3,731 million).

The proposed final dividend of HK$0.80 per share, the payment of which is subject to approval of the shareholders at the forthcoming annual general meeting of the Company to be held on Thursday, 8 May 2008, are to be payable on Tuesday, 13 May 2008 to shareholders whose names appear on the Register of Members of the Company on 8 May 2008.

The Register of Members of the Company will be closed from Friday, 2 May 2008 to Thursday, 8 May 2008, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Wednesday, 30 April 2008.

SHARE CAPITAL

During the year ended 31 December 2007, the Company made the following repurchases of its own shares on the Stock Exchange for purpose of enhancing its earnings per share:

		Price Per Share		
Month/Year	Number of Shares Repurchased	Highest (HK$)	Lowest (HK$)	Aggregate Price Paid (HK$)
November 2007	2,813,000	39.35	38.25	109,397,400

These repurchased shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against retained profit. An amount equivalent to the nominal value of the shares cancelled of approximately HK$1.1 million was transferred from retained profit to capital redemption reserve.

Save as disclosed above, neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the year ended 31 December 2007 and the Company has not redeemed any of its shares during the year ended 31 December 2007.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

ANNUAL REPORT AND FURTHER INFORMATION

A copy of the announcement will be found on the Company's website (www.citicpacific.com) and the Stock Exchange's website (www.hkex.com.hk). The additional information including a full financial analysis will be posted on the Company's website as soon as possible and the full Annual Report will be made available on the website of the Company and the Stock Exchange around 3 April 2008.

By Order of the Board
Stella Chan Chui Sheung
Company Secretary
Hong Kong, 17 March 2008

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 267)

APPOINTMENT OF EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of CITIC Pacific Limited (the "Company") is pleased to announce that Mr Kwok Man Leung will be appointed as an executive director of the Company with effect from April 1, 2008.

Mr Kwok Man Leung, aged 39, is currently director of Business Development Department of the Company. Mr Kwok is a non-executive director of CITIC 1616 Holdings Limited and Dah Chong Hong Holdings Limited, both being subsidiaries of the Company with their shares listed on the Stock Exchange of Hong Kong Limited. He is also a director of Adaltis Inc. (a Canadian listed company), CITIC Guoan Co., Ltd., New Hong Kong Tunnel Company Limited and other group companies concerned with special steel and environmental projects. He joined the Company in 1993 after experience in sales and business development with a major Hong Kong listed company. Mr. Kwok has no relationships with any directors, senior management or substantial or controlling shareholders of the Company. He obtained a Master degree in Business Administration (EMBA) from the Chinese University of Hong Kong. He is a Chartered Financial Analyst.

Mr Kwok is entitled to receive under his current service contract with the Company a monthly salary of HK$103,500 which is determined with reference to the market terms and his duties within the Company plus discretionary bonus that is subject to the performance of the Company and the individual. Following the appointment as director, he will also receive a director's fee, which is determined by shareholders of the Company, at the same rate as that payable by the Company to other directors of the Company. As at the date hereof, he is interested in 600,000 share options of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Pursuant to the Company's Articles of Association, Mr Kwok will retire and be eligible for re-election at the next annual general meeting. Thereafter, he will be subject to retirement by rotation and re-election in accordance with the Company's Articles of Association.

In relation to the appointment of Mr Kwok as an executive director of the Company, there is no information to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there other matters that need to be brought to the attention of the shareholders of the Company.

By order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 17 March 2008

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited

中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

CONTINUING CONNECTED TRANSACTION

COAL TRANSPORTATION MASTER AGREEMENT

On 19 March 2008, the Power Companies entered into the Coal Transportation Master Agreement with CITIC Shipping, pursuant to which CITIC Shipping has agreed to provide the Power Companies with coal transportation services for the 3 years ending 31 December 2010.

CITIC Shipping is a subsidiary of a substantial shareholder of the Company, namely CITIC Hong Kong (Holdings) Limited, and is thus a connected person of the Company. Hence, the Transaction constitutes a continuing connected transaction for the Company. As each of the applicable Percentage Ratios is less than 2.5%, the Transaction is only subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules. Details of the Transaction are accordingly disclosed in this announcement and will be disclosed in the Company's subsequent published annual report and accounts for the financial year ended 31 December 2008.

On 30 April 2007, the Company announced that the Power Companies and a jointly controlled entity of the Company had entered into coal transportation master agreements with CITIC Shipping for the provision by CITIC Shipping of coal transportation services to them. As the said coal transportation master agreements with the Power Companies have expired, the Power Companies have entered into the Coal Transportation Master Agreement with CITIC Shipping based on the principal terms set out below.

COAL TRANSPORTATION MASTER AGREEMENT

Date and Parties

On 19 March 2008, the Coal Transportation Master Agreement was entered into by:-

1. CITIC Shipping as service provider;
2. Jiangsu Ligang as client; and
3. Jiangyin Ligang as client.

Services to be provided

Coal transportation services from the northern and eastern ports of the PRC to the pier(s) near the power station(s) of the Power Companies during the term commenced from 1 January 2008 and ending on 31 December 2010.

Service fee

The service fee payable under the Coal Transportation Master Agreement was negotiated on an arm's length basis and shall be equal to the prevailing market rate of transportation fee per ton as confirmed by the Power Companies and CITIC Shipping from time to time.

For the years ended 31 December 2006 and 2007, the service fees (nett of demurrage fee) incurred for the coal transportation services provided by CITIC Shipping to the Power Companies were approximately RMB98 million (approximately HK$107.8 million) and RMB197 million (approximately HK$216.7 million). For the compliance with the Listing Rules, the Company decides that the annual caps for the service fees (nett of demurrage fee) to be incurred for the Transaction shall be RMB500 million (approximately HK$550 million) for each of the 3 years ending 31 December 2010.

The annual limit is determined with reference to (i) the historical amount of coal transported by CITIC Shipping for the Power Companies, (ii) the additional amount of coal that the Power Companies need due to the commissioning of Ligang Power Station Phase IV, (iii) the substantial increase in the transportation capacity of CITIC Shipping, and (iv) the anticipated increase in the transportation fee due to the accelerating oil price.

REASONS AND BENEFITS FOR THE TRANSACTION

The Directors considers that the Transaction will allow the Power Companies to obtain coal transportation services at market rate from a steady service provider. The Directors (including the independent non-executive Directors) consider that the terms of the Coal Transportation Master Agreement are on normal commercial terms, in the ordinary and usual course of business of the Group and are fair and reasonable so far as the shareholders of the Company are concerned and are in the interest of the shareholders of the Company as a whole.

INFORMATION ON THE PARTIES

The Group is engaged in a diversified range of businesses, including manufacturing of special steel, iron ore mining, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and marketing and distribution .

Jiangsu Ligang and Jiangyin Ligang are principally engaged in the construction and operation of the power station(s) in Ligang, the PRC. CITIC Shipping is principally engaged in providing transportation services by carriers.

GENERAL

CITIC Shipping is a subsidiary of a substantial shareholder of the Company, namely CITIC Hong Kong (Holdings) Limited, and is thus a connected person of the Company. Hence, the Transaction constitutes a continuing connected transaction for the Company. As each of the applicable Percentage Ratios is less than 2.5%, the Transaction is only subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules. Details of the Transaction are accordingly disclosed in this announcement and will be disclosed in the Company's subsequent published annual report and accounts for the financial year ended 31 December 2008.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires.

"connected person(s)", "Percentage Ratio(s)" and "substantial shareholder(s)"	have the meanings ascribed to them under the Listing Rules;
"Board"	the board of Directors;
"CITIC Shipping"	Shanghai CITIC Shipping Corporation Limited (上海中信輪船有限公司);

"Coal Transportation Master Agreement"	the master agreement entered into on 19 March 2008 by the Power Companies and CITIC Shipping, the principal terms of which are set out in this announcement;
"Company"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Jiangsu Ligang"	Jiangsu Ligang Electric Power Company Limited (江蘇利港電力有限公司), a joint venture company in which the Company has an attributable interest of approximately 65%;
"Jiangyin Ligang"	Jiangyin Ligang Electric Power Generation Company Limited (江陰利港發電股份有限公司), a company in which the Company has an attributable interest of approximately 71%;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Power Companies"	Jiangsu Ligang and Jiangyin Ligang;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"Transaction"	the transaction contemplated under the Coal Transportation Master Agreement.

(For the purpose of illustration only, the exchange rate of RMB1.00 to HK$1.10 is adopted.)

By Order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 19 March 2008

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

中信泰富有限公司

BY COURIER

Exemption No. 82-5232

RECEIVED

2008 MAR 21 P 1:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITIC PACIFIC

Date : 20th March, 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since February 21, 2008 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Assistant Director -
Company Secretariat

Encl.
AT/ww/LTR-2955

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 www.citicpacific.com

Exemption No. 82-5232

Annexure

CITIC Pacific Limited

List of Information that the Company since February 21, 2008 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Announcement of Daye Special Steel Co., Ltd. ("Daye") (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) on informing the public that those Daye Non-freely Transferable Shares subject to a lock up period of 24 months will be converted to Daye freely transferable Shares on the Shenzhen Stock Exchange *(only available in Chinese)*
   Date : February 21, 2008
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Announcement relating to an option
   Date : February 27, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Monthly Return on Movement of Listed Equity Securities
   Date : March 5, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Announcement on Date of Board Meeting
   Date : March 5, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Announcement of audited financial results of Daye for the year ended 31 December 2007
   Date : March 14, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

6. Document : 2007 Annual Report of Daye *(only available in Chinese)*
   Date : March 14, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : 2007 Summary Financial Report of Daye *(only available in Chinese)*
   Date : March 14, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

8. Document : Audited Financial Statements and Auditors' Report of Daye for the year ended December 31, 2007 *(only available in Chinese)*
   Date : March 14, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

9. Document : Announcement regarding resolutions passed at the twenty-third meeting of the Fourth Session of Board of Directors of Daye *(only available in Chinese)*
   Date : March 14, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

10. Document : Notice of Annual General Meeting of Daye for the year 2007 *(only available in Chinese)*
    Date : March 14, 2008
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

11. Document : Announcement regarding forecast of daily related party transactions of Daye for the year 2008 *(only available in Chinese)*
    Date : March 14, 2008
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

12. Document : Announcement of Results for the year ended December 31 2007
    Date : March 17, 2008
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

13. Document : Announcement on Appointment of Executive Director
    Date : March 17, 2008
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

14. Document : Announcement on Continuing Connected Transaction – Coal Transportation Master Agreement
    Date : March 19, 2008
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於有限售條件的流通股上市公告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2008-002

大冶特殊钢股份有限公司
有限售条件的流通股上市公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

重要提示

本次有限售条件的流通股上市数量为 5,040,000 股

本次有限售条件的流通股上市流通日为 2008 年 2 月 25 日

一、股权分置改革方案概述

1、股权分置改革方案要点：

湖北新冶钢有限公司(以下简称新冶钢)承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过167,040,000 股），在之后三十日内的任何一个交易日内，以每股 3.80 元的价格出

售给新冶钢。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。

自股权分置改革方案实施之日起三年内，新冶钢将向股东大会提出向本公司注入价值不低于3亿元，且按前一年度经审计的财务报表计算的净资产收益率不低于10%的优质资产的提案（包括分次向股东大会提议）。如果未能履行上述承诺，则在三年期满之后，向全体无限售条件的股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有1股获得0.053元。

2、审议通过股权分置改革方案的股东大会届次和日期

2006年1月12日，公司召开了股权分置改革相关股东会议，审议通过了公司股权分置改革的方案。

3、股权分置改革方案实施日：2006年1月25日

二、原非流通股股东在股权分置改革方案中做出的限售承诺及其履行情况

本公司的12家非流通股股东作出的承诺及履行情况如下：

股东名称	承诺的限售期	承诺履行情况
湖北新冶钢有限公司	36个月	履行承诺
中信泰富（中国）投资有限公司	36个月	履行承诺
东风汽车公司	18个月	履行承诺，该公司持有的有限售条件流通股已于2007年8月30日上市流通
襄阳汽车轴承股份有限公司	24个月	履行承诺
湖北正智资产管理有限公司	18个月	履行承诺
中国一拖集团有限公司	18个月	履行承诺，该公司持有的有限售条件流通股已于2007年8月30日上市流通
中国北车集团北京南口机车车辆机械厂	24个月	履行承诺
上海宏成物业有限公司	24个月	履行承诺
北内集团总公司	18个月	履行承诺，该公司持有的有限售条件流通股已于2007年8月30日上市流通
无锡市国联投资管理咨询有限公司	24个月	履行承诺
武汉石化石油液化气公司	12个月	履行承诺，该公司持有的有限售条件流通股已于2007年2月8日上市流通
无锡市宏裕百货商店	15个月	履行承诺，该公司持有的有限售条件流通股已于2007年5月24日上市流通

在股权分置改革中，湖北华乐投资有限公司（以下简称华乐投资）对所持有

的非流通股未作出限售承诺，按照《上市公司股权分置改革管理办法》的规定，该公司所持非流通股自改革方案实施之日起，在12个月内不上市交易或转让。2007年7月11日，根据济南市市中区人民法院的裁定，天同证券有限责任公司承接华乐投资所持130万股股份在中国证券登记结算有限责任公司深圳分公司办理了过户登记手续。天同证券有限责任公司与原股东对所持限售股份均履行了法定的规定，该股东持有的有限售条件流通股已于2007年8月30日上市流通。

三、本次限售股份可上市流通安排

1、本次限售股份可上市流通时间为2008年2月25日

2、本次限售股份可上市流通股份总数为5,040,000股，占限售股份总数的1.88%、无限售股份总数的2.79%和公司股份总数的1.12%。限售股份持有人本次限售股份可上市流通情况如下：

限售股份持有人名称	持有限售股份数	本次可上市流通股数	本次可上市流通股数占限售股份总数的比例（%）	本次上市流通股数占无限售条件股份总数的比例（%）	本次可上市流通股数占公司股份总数的比例（%）
襄阳汽车轴承股份有限公司	3,420,000	3,420,000	1.27	1.89	0.76
中国北车集团北京南口机车车辆机械厂	1,140,000	1,140,000	0.42	0.63	0.25
上海宏成物业有限公司	300,000	300,000	0.11	0.17	0.07
无锡市国联投资管理咨询有限公司	180,000	180,000	0.07	0.10	0.04

四、股份结构变动表

	本次变动前	本次变动数	本次上市后
一、有限售条件的流通股	268,560,532	-5,040,000	263,520,532
境内非国有法人持股	141,940,000	-5,040,000	136,900,000
外资持股	126,618,480	0	126,618,480
境内自然人持股	2,052	0	2,052
二、无限售条件的流通股	180,847,948	5,040,000	185,887,948
A股	180,847,948	5,040,000	185,887,948
三、股数总数	449,408,480	0	449,408,480

五、股权分置改革保荐机构核查报告结论性意见

公司股权分置改革聘请的保荐机构为光大证券股份有限公司，该保荐机构根据中国证监会《上市公司股权分置改革管理办法》以及深圳证券交易所《股权分置改革工作备忘录》等有关规定，对公司有限售条件的流通股上市流通申请出具了核查意见书，核查结论意见如下：公司相关股东履行了股改中做出的承诺，上市公司董事会提出的本次有限售条件的流通股上市申请符合相关规定。

六、其他事项

1、公司限售股份不存在垫付对价情形及偿还情况。

2、申请限售股份上市流通的限售股份持有人不存在对公司的非经营性资金占用及公司对该股东的违规担保。

七、备查文件

1、限售股份上市流通申请表

2、保荐机构核查报告

大冶特殊钢股份有限公司

董　事　会

2008 年 2 月 21 日

****

完

香港，　二零零八年二月二十一日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited

中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

ANNOUNCEMENT RELATING TO AN OPTION

Reference is made to the Announcement and Circular of the Company dated 14 January 2002 and 22 January 2002 respectively, in relation to, *inter alia* an option granted to CITIC Pacific from CITIC HK to acquire from CITIC HK the entire interest in the PRC telecommunications business derived from the investment by CITIC HK of the 80% interest in the Network (a fixed optical fibre network in the PRC), at cost plus interest.

The Directors announce that as certain conditions precedent to the Option cannot be fulfilled during the Option Period, the Option has never become exercisable during its term which ended on 27 February 2008.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

Reference is made to the announcement (the "**Announcement**") and circular (the "**Circular**") of the Company dated 14 January 2002 and 22 January 2002 respectively. Capitalised terms used herein shall have the same meanings as those defined in the Announcement and Circular unless the context requires otherwise.

As announced by the Company on 14 January 2002, CITIC HK has granted an option to CITIC Pacific, exercisable when all conditions precedent relating to the Option are satisfied, to acquire from CITIC HK the entire interest in the PRC telecommunications business derived from the investment by CITIC HK of the 80% interest in the Network (a fixed optical fibre network in the PRC), at cost plus interest.

Subject to the fulfilment of all the conditions precedent, the Option is exercisable during a 6-year period between 28 February 2002 and 27 February 2008 (the "**Option Period**"). The exercise of the Option is conditional upon the fulfilment of various conditions precedent, one of which is PRC laws permitting foreign ownership in PRC telecommunications businesses.

Based on the information provided by CITIC HK, the proportionate interest in the investment derived from the Network as at 27 February 2008 exceeds 60%. According to a PRC legal opinion obtained by the Company as of 27 February 2008, the PRC laws restrict foreign ownership in companies engaging in telecommunications business in the PRC to exceed 49%.

Therefore, the condition precedent as above-mentioned cannot be fulfilled during the Option Period and the Option has never become exercisable during its term which ended on 27 February 2008.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

By Order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 27 February 2008

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

Form I

HKEX 香港交易所

RECEIVED

2008 MAR 21 P 1:22

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 29th February, 2008

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Evan Chan (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	267 CITIC Pacific Limited
Representative Name	Ms Stella Chan Chui Sheung
Contact Person	Ms Stella Chan
Contact No.	2820 2184 Submit Date March 5, 2008

A. Information on Types of Listed Equity Securities

- ☐ Ordinary shares
- ☐ Equity warrants
- ☐ Preference shares
- ☑ Other Classes of shares : Shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 267 Description : N/A

	No. of ~~Ordinary~~ Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date) ( )	-		-
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ________________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ________________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,200,000,000**

C. Movement in Issued Share Capital

	No. of ~~Ordinary~~ Shares (1)	No. of ~~Ordinary~~ Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	2,196,913,160	-	-	-
Increase/ (Decrease) during the month	-	-	-	-
Balance at close of the month	2,196,913,160	-	-	-

HKEx 香港交易所

Form I

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
29,883,000	-	-	-	-	29,883,000	-

Total Exercised Money During the Month (HKD) -

Equity Warrants : N/A

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles : N/A

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

HKEx 香港交易所

Form I

Other Issues of Shares

Type of Issue					No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
3. Bonus Issue			Issue and allotment date : (dd/mm/yyyy)	( )	-
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	-
6. Redemption of share			Redemption date : (dd/mm/yyyy)	( )	-
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
8. Other (Please specify) ______	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-

Remarks:

______

______

Authorised signature: ______

Name: Stella Chan Chui Sheung

Title: Company Secretary

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

Date of Board Meeting

This is to announce that a meeting of the Board of Directors of CITIC Pacific Limited (the "Company") will be held on Monday, 17 March 2008 at 30th Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong for the purpose of, inter alia, announcing the final results of the Company for the year ended 31 December 2007 and considering the recommendation for declaration and payment of a final dividend.

For and on behalf of
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 5 March 2008

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

DAYE SPECIAL STEEL CO., LTD.
A SUBSIDIARY OF CITIC PACIFIC LIMITED
ANNOUNCEMENT OF AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

This Announcement is made by CITIC Pacific Limited ("CITIC Pacific" or "the Company") pursuant to the requirements of Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited to provide shareholders of CITIC Pacific and the public with the audited financial results of Daye Special Steel Co., Ltd. ("Daye"), a subsidiary of the Company, for the year ended 31 December 2007.

SUMMARY

Daye, a subsidiary of CITIC Pacific, is a company incorporated in the People's Republic of China ("PRC") whose shares are listed on the Shenzhen Stock Exchange. CITIC Pacific has a 58.13% attributable interest in Daye. On 13 March 2008, the board of directors of Daye has approved the financial statements and auditors' report for the year ended 31 December 2007. Daye's audited financial results will be posted on the Shenzhen Stock Exchange's website on 15 March 2008.

Daye, a subsidiary of CITIC Pacific, is a company incorporated in the PRC whose shares are listed on the Shenzhen Stock Exchange. CITIC Pacific has a 58.13% attributable interest in Daye. On 13 March 2008, the board of directors of Daye has approved the financial statements and auditors' report for the year ended 31 December 2007. Daye's audited financial results will be posted on the Shenzhen Stock Exchange's website on 15 March 2008. The audited financial statements have

been prepared in conformity with "Accounting Standards for Business Enterprises" of the PRC. The Profit and Loss Account for the year ended 31 December 2007 and the Balance Sheet as at 31 December 2007 of Daye are provided below : -

DAYE SPECIAL STEEL CO., LTD.
PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2007 – AUDITED

	2007	2006
	RMB	*RMB*
1. Operating Income	5,908,041,853	4,816,904,155
Less : Operating costs	5,430,760,902	4,427,378,609
Operating taxes and surcharges	8,926,226	361,339
Selling expenses	51,315,932	36,057,550
General and administrative expenses	58,434,466	52,619,311
Financial expenses (net amount)	28,606,797	35,708,034
Impairment loss of assets	27,042,950	(71,856,632)
Add : Investment income	-	145,221
2. Operating Profit	302,954,580	336,781,165
Add : Non-operating income	42,558,794	1,771,177
Less : Non-operating expenses	21,886,523	20,893,062
(including: loss on disposal of non-current assets)	19,610,121	728,399
3. Profit before Tax	323,626,851	317,659,280
Less : Income tax	-	-
4. Net Profit	323,626,851	317,659,280
5. Earnings per share		
Earnings per share - basic	0.72	0.71
Earnings per share - diluted	0.72	0.71

BALANCE SHEET AS AT 31 DECEMBER 2007 – AUDITED

	31 December 2007	31 December 2006
	RMB	*RMB*
ASSETS		
Current Assets	1,690,747,371	1,294,684,019
Non-current Assets	1,749,574,851	1,663,778,112
Total Assets	3,440,322,222	2,958,462,131
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities	1,415,115,274	1,222,943,822
Non-current Liabilities	379,548,132	413,486,344
Total Liabilities	1,794,663,406	1,636,430,166
Shareholders' Equity		
Share Capital	449,408,480	449,408,480
Capital Reserve	485,653,274	485,653,274
Surplus Reserve	116,558,920	84,196,234
Retained Profit	594,038,142	302,773,977
Total Shareholders' Equity	1,645,658,816	1,322,031,965
Total Liabilities and Shareholders' Equity	3,440,322,222	2,958,462,131

GENERAL

Shareholders should note that the above audited financial results pertain only to Daye and not to CITIC Pacific itself.

Daye's 2007 Annual Report, 2007 Summary Financial Report and other relevant information can be found on the Shenzhen Stock Exchange's website (http://www.szse.cn).

By order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 14 March 2008

As at the date of this announcement, the executive directors of CITIC Pacific are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of CITIC Pacific are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of CITIC Pacific are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的 2007 年年度報告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司
DAYE SPECIAL STEEL CO., LTD.

2007年年度报告
ANNUAL REPORT

董事长:蔡星海

目 录

大冶特殊钢股份有限公司2007年年度报告

重要提示：本公司董事会、监事会及董事、监事、高级管理人员保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。

没有董事、监事、高级管理人员对年度报告内容的真实性、准确性、完整性无法保证或存在异议。

普华永道中天会计师事务所有限公司为本公司出具了标准无保留审计意见的审计报告。

本公司董事长蔡星海先生、总经理钱刚先生、总会计师王培熹先生声明：保证年度报告中的财务报告的真实、完整。

一、公司基本情况简介

1、	公司法定中文名称:	大冶特殊钢股份有限公司
2、	公司法定英文名称:	DAYE SPECIAL STEEL CO.,LTD.
	公司法定代表人:	蔡星海
3、	公司董事会秘书:	王培熹
	公司证券事务代表:	王平国
	联系地址:	湖北省黄石市黄石大道 316 号
	联系电话:	0714 –6297373
	公司传真:	0714 –6297280
	电子邮箱:	dytg0708@163.com
4、	公司注册地址及办公地址:	湖北省黄石市黄石大道 316 号
	邮政编码:	435001
	公司网址:	http://www.dayesteel.com.cn
	电子邮箱:	dytg0708@163.com

5、	公司选定的信息披露报纸名称：	《中国证券报》《证券时报》《上海证券报》
	登载年度报告的中国证监会指定国际互联网网址：	http://www.cninfo.com.cn
	公司年度报告备置地点：	公司董事会秘书室
6、	公司股票上市交易所：	深圳证券交易所
	股票简称：	大冶特钢
	股票代码：	000708
7、	公司首次注册登记日期：	1993 年 5 月 18 日
	公司首次注册登记地点：	湖北省黄石市
	企业法人营业执照注册号：	企股鄂总字第 003308 号
	税务登记号码：	42020327175201X
	组织机构代码：	271755201-X
	会计师事务所名称：	普华永道中天会计师事务所有限公司
	会计师事务所办公地址：	上海市湖滨路 202 号普华永道中心 11 楼

二、会计数据和业务数据摘要

（一）本年度利润指标

单位：人民币元

项　　目	金　　额
营业利润	302,954,580
利润总额	323,626,851
归属于上市公司股东的净利润	323,626,851
归属于上市公司股东的扣除非经常性损益后的净利润	302,954,580
经营活动产生的现金流量净额	144,705,188

注：*扣除的非经常性损益项目、涉及金额：

1、处置固定资产的净损失	19,514,238
2、债务重组收益	-38,246,984
3、其他营业外收入	-4,215,927
4、其他营业外支出	2,276,402
合计影响数	-20,672,271

（二）公司近三年主要会计数据和财务指标

单位：人民币元

项　　目	2007 年	2006 年		本年比上年增减(%)	2005 年	
		调整前	调整后	调整后	调整前	调整后
营业收入	5,908,041,853	4,816,904,155	4,816,904,155	22.65	4,778,585,107	4,778,585,107
利润总额	323,626,851	317,659,280	317,659,280	1.88	80,367,507	80,367,507
归属于上市公司股东的净利润	323,626,851	317,659,280	317,659,280	1.88	80,367,507	80,367,507
归属于上市公司股东的扣除非经常性损益后的净利润	302,954,580	256,830,062	245,077,017	23.62	77,151,316	86,978,488
基本每股收益	0.720	0.707	0.707	1.84	0.179	0.179
稀释每股收益	0.720	0.707	0.707	1.84	0.179	0.179
扣除非经常性损益后的基本每股收益	0.674	0.571	0.545	23.67	0.172	0.194
全面摊薄净资产收益率（%）	19.67	24.03	24.03	下降 4.36 个百分点	8.30	8.30
加权平均净资产收益率（%）	21.81	27.74	27.74	下降 5.93 个百分点	8.71	8.71
扣除非经常性损益后的全面摊薄净资产收益率（%）	18.41	19.43	18.54	下降 0.13 个百分点	7.97	8.98
扣除非经常性损益后加权平均净资产收益率（%）	20.42	22.43	21.40	下降 0.98 个百分点	8.36	9.42
经营活动产生的现金流量净额	144,705,188	532,677,656	503,266,209	-71.25	193,702,590	193,702,590
每股经营活动产生的现金流量净额	0.322	1.185	1.120	-71.25	0.431	0.431
	2007 年末	2006 年末		本年末比上年末增减（%）	2005 年末	
		调整前	调整后	调整后	调整前	调整后
总资产	3,440,322,222	2,958,462,131	2,958,462,131	16.29	3,173,131,050	3,173,131,050
所有者权益（或股东权益）	1,645,658,816	1,322,031,965	1,322,031,965	24.48	968,479,228	968,479,228
归属于上市公司股东的每股净资产	3.662	2.942	2.942	24.47	2.155	2.155

（三）按照中国证监会《公开发行证券公司信息披露编报规则第九号》的规定计算的净资产收益率和每股收益

报告期利润	2007年1-12月			
	净资产收益率（%）		每股收益（元）	
	全面摊薄	加权平均	基本每股收益	稀释每股收益
归属于公司普通股股东的净利润	19.67	21.81	0.720	0.720
扣除非经常性损益后归属于公司普通股股东的净利润	18.41	20.42	0.674	0.674

三、股本变动及股东情况

（一）公司股本变动情况

1、公司股份变动情况表

单位：股

	本次变动前		本次变动增减（+、-）					本次变动后	
	数量	比例	发行新股	送股	公积金转股	其他	小计	数量	比例
一、有限售条件股份	282,371,216	62.83				-13,810,684	-13,810,684	268,560,532	59.76
1、国家持股									
2、国有法人持股									
3、其他内资持股	155,752,736	34.65				-13,810,684	-13,810,684	141,942,052	31.58
其中									
境内非国有法人持股	155,750,000	34.65				-13,810,000	-13,810,000	141,940,000	31.58
境内自然人持股	2,736					-684	-684	2,052	
4、外资持股	126,618,480	28.18						126,618,480	28.18
其中									
境外法人持股	126,618,480	28.18						126,618,480	28.18
境外自然人持股									
二、无限售条件股份	167,037,264	37.17				+13,810,684	+13,810,684	180,847,948	40.24
1、人民币普通股	167,037,264	37.17				+13,810,684	+13,810,684	180,847,948	40.24
2、境内上市的外资股									
3、境外上市的外资股									
4、其他									
三、股份总数	449,408,480	100.00						449,408,480	100.00

2、有限售股份变动情况表

单位：股

股东名称	年初限售股数	本年解除限售股数	本年增加限售股数	年末限售股数	限售原因	解除限售日期
湖北新冶钢有限公司	134,620,000	0	-	134,620,000	股改	2009年2月7日
中信泰富（中国）投资有限公司	126,618,480	0	-	126,618,480	股改	2009年2月7日
东风汽车公司	7,980,000	7,980,000	-	0	股改	2007年8月30日
襄阳汽车轴承股份有限公司	3,420,000	0	-	3,420,000	股改	2008年2月25日
湖北正智资产管理有限公司	2,280,000	0	-	2,280,000	股改	2007年8月7日
中国一拖集团有限公司	2,280,000	2,280,000	-	0	股改	2007年8月30日
天同证券有限责任公司	1,300,000	1,300,000	-	0	股改	2007年8月30日
中国北车集团北京南口机车车辆机械厂	1,140,000	0	-	1,140,000	股改	2008年2月25日
武汉石化石油液化气公司	1,140,000	1,140,000	-	0	股改	2007年2月8日
无锡市宏裕百货商店	840,000	840,000	-	0	股改	2007年5月24日
上海宏成物业有限公司	300,000	0	-	300,000	股改	2008年2月25日
北内集团总公司	270,000	270,000	-	0	股改	2007年8月30日
无锡市国联投资管理咨询有限公司	180,000	0	-	180,000	股改	2008年2月25日
傅柏树	2,736	684	-	2,052	高管	
合　计:	282,371,216	13,810,684	-	268,560,532	-	

说明：

湖北正智资产管理有限公司所持2,280,000股有限售条件的流通股，股改承诺解除限售日期为2007年8月7日，报告期内该股东未提出解除限售申请。

在股权分置改革中，湖北华乐投资有限公司对所持有的非流通股未作出限售承诺，按照《上市公司股权分置改革管理办法》的规定，该公司所持非流通股自改革方案实施之日起，在12个月内不上市交易或转让。2007年7月11日，根据济南市市中区人民法院的裁定，天同证券有限责任公司承接华乐投资所持130万股股份在中国证券登记结算有限责任公司深圳分公司办理了过户登记手续。该股东与原股东对所持限售股份均履行了法定的规定。

襄阳汽车轴承股份有限公司、中国北车集团北京南口机车车辆机械厂、上海宏成物业有限公司、无锡市国联投资管理咨询有限公司分别持有的342万股、114万股、30万股、18万股有限售条件的流通股于2008年2月25日解除限售期，上市流通。

3、股票发行与上市情况

(1) 2003年至2005年部分已离任董事、监事、高级管理人员所持有的14,368股内部职工股按规定解冻，使2005年年末已流通股为167,037,264股。

根据在股权分置改革中持有有限售条件流通股股东的承诺和申请，报告期内，公司股东武汉石化石油液化气公司、无锡市宏裕百货商店、东风汽车公司、中国一拖集团有限公司、北内集团总公司、天同证券有限责任公司所分别持有的114万股、84万股、798万股、228万股、27万股、130万股有限售条件的流通股分别于2007年2月8日、5月24日、8月30日解除限售期，上市流通。根据上市公司董事、监事和高级管理人员所持本公司股份及其变动管理规则的规定，公司监事会主席傅柏树先生所持有限售条件股份中有684股按规定满足了解除限售条件而解除限售，其余2,052股仍按规定锁定。报告期末公司无限售条件流通股为180,847,948股。

(2) 报告期内公司股本总数没有发生变动。

（二）股东和实际控制人情况

1、报告期末股东总数：截止2007年12月31日公司股东共计36,799户。

2、公司前十名股东、前十名无限售条件股东持股表：

单位：股

股东总数	36,799户				
前10名股东持股情况					
股东名称	**股东性质**	**持股比例（%）**	**持股总数**	**持有有限售条件股份数量**	**质押或冻结的股份数量**
湖北新冶钢有限公司	境内非国有法人	29.95	134,620,000	134,620,000	
中信泰富（中国）投资有限公司	境外法人	28.18	126,618,480	126,618,480	
银丰证券投资基金	其他	4.00	17,959,981	0	
全国社保基金一零二组合	其他	2.00	9,000,000	0	
东风汽车公司	其他	1.78	7,980,000	0	

上海浦东发展银行－广发小盘成长股票型证券投资基金	其他	1.17	5,255,268	0	
中国工商银行－易方达价值成长混合型证券投资基金	其他	1.07	4,800,665	0	
兴业银行股份有限公司－兴业全球视野股票型证券投资基金	其他	1.07	4,788,053	0	
中国工商银行－汇添富均衡增长股票型证券投资基金	其他	1.00	4,481,698	0	
国际金融－中行－中金股票精选集合资产管理计划	其他	0.79	3,568,568	0	

前 10 名无限售条件股东持股情况

股东名称	持有无限售条件股份数量	股份种类
银丰证券投资基金	17,959,981	人民币普通股
全国社保基金一零二组合	9,000,000	人民币普通股
东风汽车公司	7,980,000	人民币普通股
上海浦东发展银行－广发小盘成长股票型证券投资基金	5,255,268	人民币普通股
中国工商银行－易方达价值成长混合型证券投资基金	4,800,665	人民币普通股
兴业银行股份有限公司－兴业全球视野股票型证券投资基金	4,788,053	人民币普通股
中国工商银行－汇添富均衡增长股票型证券投资基金	4,481,698	人民币普通股
国际金融－中行－中金股票精选集合资产管理计划	3,568,568	人民币普通股
全国社保基金一零八组合	3,000,000	人民币普通股
国际金融－渣打－GOV'T OF SINGAPORE INVEST CORP. PTE LTD.	2,545,630	人民币普通股
上述股东关联关系或一致行动的说明	公司前十名股东中，前第一名股东和前第二名股东系同一实际控制人中信泰富有限公司控制的下属公司，属于《上市公司收购管理办法》中规定的一致行动人。 未知前 10 名流通股股东之间及前 10 名流通股股东和前 10 名股东之间是否存在关联关系。	

说明：

（1） 湖北新冶钢有限公司、中信泰富（中国）投资有限公司为持有本公司 5%以上股份的股东。

（2）中信泰富（中国）投资有限公司为外资股股东。

3、公司控股股东情况

公司名称：	湖北新冶钢有限公司
法定代表人：	李松兴
注册资本：	24,183 万美元
变更日期：	2004 年 10 月 15 日
企业类型：	中外合资经营
主要经营业务或管理活动：	生产销售黑色、有色金属材料和相应的工业辅助材料及承接来料加工业务；钢铁冶炼、金属压延加工、钢坯、钢锭、钢材、钢管、球墨铸铁管及管件、焦炭、金属制品制造、机械及仪表电器制造和修理、化工产品（不含危险品和限制类产品）制造和供应。

4、 公司实际控制人情况

公司名称：	中信泰富有限公司（CITIC Pacific Limited）
成立日期：	1985 年 1 月 8 日
法定股本：	港币 12 亿元
主要经营业务或管理活动：	业务多元化，侧重于所熟悉及具有丰富经验之业务。业务范围涵盖在中国的特钢制造，物业发展及投资、发电、航空、香港海底隧道、信息业和汽车及消费品的批发和分销等行业。

公司与实际控制人之间的产权和控制关系方框图：


中信泰富有限公司
100%
GOLDEN CREST COMPANY LTD
100%
100%
SILVER ASCOT HOLDINGS LTD
宝泰有限公司
100%
100%
YAN LINK COMPANY LIMITED
中信泰富(中国)投资有限公司
100%
盈联钢铁有限公司
95%
湖北新冶钢有限公司
28.18%
29.95%
大冶特殊钢股份有限公司

5、公司其他持股在10%以上的法人股东情况：

公司名称：　中信泰富（中国）投资有限公司
法定代表人：　荣智健
注册资本：　美元10,000万元
成立日期：　2000年10月27日
企业类型：　外商独资企业
主要经营业务或管理活动：　1、在国家鼓励和允许外商投资的基础设施、电力、热电、环保、冶金、机电、通讯设备领域进行投资；2、受公司所投资企业的书面委托（经董事会一致通过），向其提供下列服务：（1）协助或代理这些企业从国内外采购该企业自用的机器设备、办公设备和生产所需的原材料、元器件、零部件和在国内外销售其所投资企业生产的产品，并提供售后服务；（2）在外汇管理部门同意和监督下，在其所投资企业之间平衡外汇；（3）协助其所投资企业招聘人员并提供人员、技术和经营管理方面的培训、市场开发及产品研究和开发；（4）协助其所投资企业寻求贷款及提供担保。3、为其所投资企业提供咨询服务（涉及许可经营的凭许可证经营）。

6、前10名有限售条件股东持股数量及限售条件

序号	有限售条件股东名称	有限售条件股份可上市交易情况		新增可上市交易股份数量	限售条件
		持有的有限售条件股份数量	可上市交易时间		
1	湖北新冶钢有限公司	134,620,000	2009年2月7日	134,620,000	注1
2	中信泰富（中国）投资有限公司	126,618,480	2009年2月7日	126,618,480	注1
3	东风汽车公司	7,980,000	2007年8月7日	7,980,000	注3
4	襄阳汽车轴承股份有限公司	3,420,000	2008年2月7日	3,420,000	注2
5	湖北正智资产管理有限公司	2,280,000	2007年8月7日	2,280,000	注3
6	中国一拖集团有限公司	2,280,000	2007年8月7日	2,280,000	注3
7	湖北华乐投资有限公司	1,300,000	2007年2月7日	1,300,000	注6
8	中国北车集团北京南口机车车辆机械厂	1,140,000	2008年2月7日	1,140,000	注2
9	武汉石化石油液化气公司	1,140,000	2007年2月7日	1,140,000	注5
10	无锡市宏裕百货商店	840,000	2007年5月7日	840,000	注4

注 1：该公司承诺自改革方案实施之日起，至少在 36 个月内不上市交易或者转让。

注 2：该公司承诺自改革方案实施之日起，至少在 24 个月内不上市交易或者转让。

注 3：该公司承诺自改革方案实施之日起，至少在 18 个月内不上市交易或者转让。

注 4：该公司承诺自改革方案实施之日起，至少在 15 个月内不上市交易或者转让。

注 5；该公司承诺自改革方案实施之日起，至少在 12 个月内不上市交易或者转让。

注 6：该公司未承诺限售期，按《上市公司股权分置改革管理办法》的规定，自改革方案实施之日起，在 12 个月内不得上市交易或转让。2007 年 7 月 11 日，根据济南市市中区人民法院的裁定，天同证券有限责任公司承接华乐投资所持 130 万股股份在中国证券登记结算有限责任公司深圳分公司办理了过户登记手续。

四、董事、监事、高级管理人员和员工情况

（一）现任董事、监事、高级管理人员基本情况

姓 名	性别	职 务	任期起止日期	年龄	年初持股数	年末持股数	持有本公司的股票期权	被授予的限制性股票数量	股票增减数	变动原因
蔡星海	男	董事长	2006.2-2008.1	63						
李松兴	男	董事	2006.2-2008.1	54						
罗铭韬	男	董事	2006.2-2008.1	44						
邵鹏星	男	董事	2006.2-2008.1	58						
钱 刚	男	董事 总经理	2005.1-2008.1	41						
文 武	男	董事	2006.2-2008.1	47						
王培臮	男	董事 总会计师 董事会秘书	2005.1-2008.1	58						
吴茂清	男	独立董事	2005.1-2008.1	65						
周志海	男	独立董事	2005.1-2008.1	61						
沈 岩	男	独立董事	2005.1-2008.1	44						
顾友良	男	独立董事	2005.1-2008.1	68						
傅柏树	男	监事会主席	2005.1-2008.1	54	2,736	2,736				
谢德辉	男	监事	2006.2-2008.1	53						
吴巨波	男	监事	2005.1-2008.1	42						
刘亚平	男	监事	2005.1-2008.1	48						
黄旭光	男	监事	2005.1-2008.1	41						
高国华	男	副总经理	2005.1-2008.1	39						
王社教	男	副总经理	2005.1-2008.1	41						

董事、监事、高级管理人员在股东单位任职情况：

姓名	任职的股东名称	担任的职务	任职期间
蔡星海	湖北新冶钢有限公司	副董事长	2004 年 11 月至今
李松兴	湖北新冶钢有限公司	董事长	2004 年 11 月至今
罗铭韬	湖北新冶钢有限公司	董事	2004 年 11 月至今
邵鹏星	湖北新冶钢有限公司	董事	2007 年 7 月至今
		总经理	2004 年 11 月至今
文　武	湖北新冶钢有限公司	副总经理	2004 年 11 月至今
傅柏树	湖北新冶钢有限公司	副总经理	2004 年 11 月至今
谢德辉	湖北新冶钢有限公司	董事	2004 年 11 月至今
吴巨波	湖北新冶钢有限公司	财务部部长	2004 年 11 月至今

（二）现任董事、监事、高级管理人员的主要工作经历和在除股东单位外的其他单位的任职或兼职情况

蔡星海先生，历任无锡无线电厂副厂长、无锡市电讯仪表工业局党委书记、无锡市对外经济贸易委员会副主任。现任中信（香港集团）有限公司副董事总经理、中信泰富有限公司工业部董事、中信泰富无锡办事处首席代表、江阴兴澄特种钢铁有限公司副董事长、江苏泰富兴澄特殊钢有限公司副董事长。

李松兴先生，历任环球航运集团业务部总经理、美国大陆银行助理副总裁。现任中信泰富有限公司副董事总经理、中信 1616 集团有限公司非执行董事、江阴兴澄特种钢铁有限公司董事长、江苏泰富兴澄特殊钢有限公司董事长、中信国安有限公司副董事长、中信泰富矿业管理有限公司董事。

罗铭韬先生，历任交通银行副经理。 现任中信泰富有限公司董事、新香港隧道有限公司、香港运输物流及管理有限公司、香港西区隧道有限公司、中信国安有限公司、中信泰富矿业管理有限公司及中信泰富有限公司控股的其他有关基建、环境保护、特钢、铁矿石开采及物业项目公司董事。

邵鹏星先生，历任新疆钢铁公司科长、厂长助理、江阴钢厂生产计划处长、厂长助理、江阴兴澄特种钢铁有限公司总经理助理、副总经理。

钱刚先生，历任兴澄钢铁三炼钢分厂专职工程师、生产技术厂长、三炼钢分厂厂长、兴澄特钢总经理助理兼特炼分厂厂长、副总工程师、中国电炉炼钢学术委员会委员、《特殊钢》杂志编委。

文武先生，历任公司技术处（部）副处长、副部长、部长、公司副总工程师、副总经理兼总工程师、公司董事、武汉协通金属科贸有限责任公司董事长、《特殊钢》杂志编委。

王培熹先生，历任上海第一钢铁（集团）有限公司二炼钢分厂副厂长、财务处副处长、处长、副总会计师、上海总会计师研究协会会员。

吴茂清先生，历任本溪钢铁公司技术质量处副处长、本钢（集团）特钢公司总经理、本钢（集团）公司常务副总经理。现任中国特钢企业协会常务副理事长。

周志海先生，历任无锡市钢丝绳厂厂长、无锡市冶金工业局副局长、党委书记、党委书记兼局长。现任无锡市冶金行业管理协会顾问。

沈岩先生，历任无锡市财税局办事员、无锡市公证会计师事务所项目经理、部门经理、副所长。现任江苏公证会计师事务所有限公司副主任会计师。

顾友良先生，历任大冶钢厂一炼钢分厂生产技术厂长、大冶钢厂副厂长、公司董事、副总经理、冶钢集团有限公司副总经理。现任浙江海盐汇友兄弟标准件有限公司顾问。

傅柏树先生，历任大冶钢厂一轧钢厂副厂长、厂长、厂长兼党委书记、公司董事、副总经理、冶钢集团有限公司董事、副总经理、公司党委副书记、纪委书记、工会主席。

谢德辉先生，历任纵横2000有限公司台湾分公司财务经理、宋咖喇有限公司总会计师、江苏泰富兴澄特殊钢有限公司财务总监。现任中信泰富有限公司工业部总经理。

吴巨波先生，历任北满特钢筹资科科长、北兴特钢财务部部长。

刘亚平先生，历任大冶钢厂一轧钢厂工会主席、党委副书记、厂长兼党委书记、连轧厂厂长兼党委书记、公司质量检验部副部长、公司工会副主席。

黄旭光先生，历任大冶钢厂二轧钢厂技术科长、副厂长、东方钢铁有限公司轧钢厂副厂长、厂长、公司发展规划部部长。

高国华先生，历任公司装备运行部副部长、部长、生产装备部部长、冶钢集团有限公司总经理助理兼计算机中心主任。

王社教先生，历任公司二轧钢厂副厂长、厂长、冶钢集团有限公司副总经理、公司技术质量部部长、连轧厂厂长、副总工程师。

（三）董事、监事、高级管理人员年度报酬情况

公司按照董事、监事、高级管理人员所任职务、岗位责任及规定的程序，分别确定其报酬，并依据其完成的岗位目标及岗位绩效状况分配薪酬。

公司董事、监事、高级管理人员在报告期内从公司获得报酬的总额如下：

单位：人民币万元

姓名	职务	报告期内从公司领取的报酬总额	报告期被授予的股权激励情况				是否在股东单位或其他关联单位领取报薪、津贴
			可行权股数	已行权数量	行权价	期末股票市价	
蔡星海	董事长						是
李松兴	董事						是
罗铭韬	董事						是
邵鹏星	董事						是
钱 刚	董事、总经理	40					否
文 武	董事						是
王培慕	董事、总会计师、董事会秘书	30					否
吴茂清	独立董事	5					否
顾友良	独立董事	5					否
周志海	独立董事	5					否
沈 岩	独立董事	5					否
傅柏树	监事会主席						是
谢德辉	监事						是
吴巨波	监事						是
刘亚平	监事	12.5					否
黄旭光	监事	12.5					否
高国华	副总经理	30					否
王社教	副总经理	30					否
合 计		175					

公司董事长蔡星海先生，董事李松兴先生、罗铭韬先生、邵鹏星先生、文武先生、监事会主席傅柏树先生、监事谢德辉先生、吴巨波先生未在本公司领取报酬，分别在中信泰富有限公司、湖北新冶钢有限公司、江苏泰富兴澄特殊钢有限公司领取报酬。

（四）董事、监事、高级管理人员离任的情况及原因

1、董事、监事被选举或离任情况：

报告期内，公司没有被选举或离任的董事和监事。

2、高级管理人员聘任、解聘情况：

报告期内，公司没有新聘任或解聘高级管理人员。

（五）公司员工情况

1、截止2007年12月31日，公司员工3,139人，其中：生产人员2,651人；供应销售人员96人；技术人员186人；财务人员18人；行政人员188人。

2、在岗员工中，大专以上文化程度的有664人，占21.15％，高中文化程度的有1,616人，占51.48%，高中以下文化程度的有859人，占27.37％。

3、公司没有需承担费用的离退休职工。

五、公司治理结构

（一）公司治理情况

1、公司治理的基本情况。根据新《公司法》、《证券法》及相关法律法规的要求，公司修改了《公司章程》、《公司股东大会议事规则》、《公司董事会议事规则》、《公司监事会议事规则》、《公司信息披露管理办法》，制订了《公司关联交易管理制度》、《公司对外担保管理制度》、《公司募集资金管理制度》、《公司接待和推广工作制度》，用制度来规范公司运作，不断提高公司治理的水平，使公司实际治理状况符合相关法律法规的要求。

（1）关于股东与股东大会：公司依照《上市公司股东大会规则》、《公司章程》、《公司股东大会议事规则》的规定，规范股东大会的运作，从股东大会的召集、召开程序、大会议案、保障股东的话语权、表决程序均符合相关规定，维护了公司和股东的合法权益。

（2）关于董事和董事会：公司董事会由11名董事组成，其中独立董事4名。董事会的会议通知、审议的议案、审议程序符合《公司法》、《股票上市规则》、《公司章程》的规定，运作规范，各位董事能勤勉尽责，对公司和全体股东负责。

（3）关于监事和监事会：公司监事会由5名监事组成，其中职工代表监事2名。公司监事出席股东大会、列席现场董事会，参加监事会，审议应提交监事会决定的事项；对公司依法运作、财务以及公司的董事、高级管理人员履行职务的合法合规性进行有效监督。

（4）关于绩效评价与激励约束机制：公司推行岗位目标责任制和岗位绩效工资制，把履行岗位职责与目标责任制挂钩考核，形成岗位绩效工资。月度考核实行分管指标与月薪挂钩，按月考核，奖惩兑现；年终对工作业绩、领导能力、职业操守及诚信度、素质、潜能等进行记分考核，与奖惩挂钩，完善了激励约束机制。

（5）关于相关利益者：公司本着诚实守信的原则，对待相关利益者，尊重和维护银行及其他债权人、职工的合法权益，为供应商、客户和消费者提供良好的服务，建立互惠共赢的合作关系，实现各自利益的最大化。

（6）关于信息披露与透明度：公司严格执行信息披露的规则和制度，重视定期报告和临时报告的编制和披露工作，对重大事件分阶段予以披露，保证信息披露的真实、准确、及时、完整、公平，落实信息披露的管理责任。同时做好信息传递、审核和披露前的保密工作。

2、公司治理专项活动的开展及整改情况。根据中国证监会《关于开展加强上市公司治理专项活动有关事项的通知》和湖北证监局《关于加强上市公司治理专项活动有关事项的通知》、深圳证券交易所《关于做好加强上市公司治理专项活动有关工作的通知》的要求，在公司治理方面重点作了如下工作：

（1）2007年5月至6月，按照《公司法》、《证券法》及相关法律法规，对公司治理情况进行了自查，并于2007年7月6日第四届董事会第十九次会议审议通过了《公司治理自查情况报告》、《公司治理情况的自查报告及整改计划》。

（2）2007年4月下旬，根据深圳证券交易所的要求，将公司治理的规章制度上传至指定网站公告，供社会公众评议。

（3）2007年8月1日至3日，湖北证监局对公司治理专项活动开展情况和公司治理情况进行了现场检查，并于2007年10月26日出具了《关于对大冶特殊钢股份有限公司治理情况综合评价意见和整改建议的通知》。2007年10月29日，公司召开了第四届董事会第二十二次会议，审议通过了《公司治理专项活动整改报告》，说明了对公司治理问题的整改情况和整改措施。

（4）针对湖北证监局检查中发现的问题，公司积极整改了两个问题：一是公司未制订内部审计制度问题，二是公司的机构设置未经过董事会审议通过的问题。公司于 2007 年 8 月 17 日召开的第四届董事会第二十次会议，审议通过了《公司内部审计管理暂行规定》、《关于调整公司管理机构的议案》，批准了公司内部的审计制度和公司管理机构的设置。针对提出的整改建议，公司制订了整改措施，落实了整改时间和责任人。其主要内容如下：

公司应采取必要措施逐步减少和避免关联交易，彻底解决公司与控股股东、实际控制人下属公司存在的同业竞争。公司、控股股东、实际控制人下属公司通过调整产品结构，划分产品种类和规格，明确市场定位，扩大采购渠道，按照市场化、专业化的原则组织生产，逐步减少关联交易，规避同业竞争。2008 年整改初见成效。

公司应进一步健全内控制度，发挥董事会下设各专业委员会的作用。根据市场形势和公司管理工作的要求，公司要不断健全内控制度，促进公司稳定发展和规范运作。董事会各专业委员会要认真履行职责，在董事会决策前，按照四个专委会的职责，对董事会决策事项进行充分的研究，提出决策的建议和依据。在董事会闭会期间，要积极了解、收集董事会决策所需要的情况，提出课题，进行深入细致的研究，提供决策的依据。从而，提高董事会的决策效率和科学性。2008 年一季度已进行整改。

公司应加大对董事、监事及高级管理人员的培训力度，增强其规范运作意识。公司在加强全员培训的同时，加大对董事、监事及高级管理人员学习培训的力度，重点学习《公司法》、《证券法》、《上市公司治理准则》、《关于提高上市公司质量的意见》、《深圳证券交易所股票上市规则》、《公司章程》、新会计准则及与之配套的相关法律、法规。以自学为主，辅以内训和专家授课，并参加中国

证监会、深圳证券交易所、湖北证监局组织的学习培训，熟悉并掌握上市公司规范运作的知识，提高自身素质和公司的质量。每年坚持学习培训制度。

（二）公司独立董事履行职责的情况

1、独立董事出席董事会会议情况

独立董事姓名	本年应到董事会次数	亲自出席(次)	委托出席(次)	缺席(次)
吴茂清	6	6	—	—
周志海	6	6	—	—
沈　岩	6	6	—	—
顾友良	6	6	—	—

2、独立董事没有对公司有关事项提出异议

报告期内，四名独立董事按照中国证监会《关于在上市公司建立独立董事制度的指导意见》和《公司独立董事工作制度》的规定和要求，忠实履行职务，了解公司情况，出席股东大会和董事会会议，审议各项议案，按规定对相关事项发表了独立意见，维护了公司和股东的利益。

（三）公司与控股股东做到业务分开、人员独立、资产完整、机构独立、财务独立的情况

1、业务方面：公司拥有独立、完整的销、供、产业务系统，自主经营，自负盈亏，独立承担责任和风险；对于关联交易，能够按照市场化原则运作，价格公平，交易规范。

2、人员方面：除公司控股股东、实际控制人的代表通过法定程序担任公司部分董事、监事外，公司的高级管理人员及其他员工独立于控股股东，公司拥有独立的劳动、人事及工资系统及管理制度，公司人员均在公司中领取报酬。

3、资产方面：公司拥有独立的生产经营场所，完整的资产、专利技术和专有技术，独立的生产经营系统及辅助、配套设施，产权清晰。

4、机构方面：公司拥有独立、完整的组织架构，公司董事会、监事会、经理层及其他机构规范运作，与控股股东不存在上下级关系。

5、财务方面：公司拥有独立的财务系统，建立了独立的会计核算体系和完整的财务、会计制度，独立核算，独立在银行开户，独立按章纳税。

（四）公司内部控制的自我评价

1、综述

公司管理层认为，内部控制的目标和原则是：有效加强企业管理，提高经营效率和效益，保障财产安全，防范、规避经营风险，确保有关法律法规和规章制度的贯彻落实，确保公司信息披露的真实、准确、完整和公平。

依据《公司法》、《公司章程》，公司建立了完善的法人治理结构，建立了以公司章程为中心的公司治理的规定，建立和完善了股东大会、董事会、监事会、总经理议事规则、工作细则等十三项制度，届定了股东大会、董事会、监事会、经理层的职权，规范了相关的工作程序，形成了一个结构完整、程序规范、实施有效的公司治理制度体系。

根据经营管理工作的需要，公司设置了20个职能部门，科学划分了各部门的责任权限，形成了相互制衡机制。公司建立了包括综合管理、人力资源管理、物流管理、合同管理、经营管理、生产管理、财务管理等8大类101项管理制度，建立了技术、设备、能源、质量、原材料、档案等54项管理标准，各部门建立了117项管理制度，涵盖了生产经营和行政管理活动的所有环节。各部门相互配合，相互制约。既加强了每一环节的动态控制，又提高了工作效率。如财务管理制度，明确了会计凭证、会计帐簿和财务报告的处理程序，规范了会计政策的选用标准和审批程序，建立完善会计档案保管和会计工作交接办法，实行会计人员岗位责任制，确保财务报告真实、准确、完整。生产经营活动全过程，做到预测、预算、预控，坚持服从市场，以合同为中心，按订单组织生产和交货，控制原料、半成品转移和钢材入库，控制物流成本，控制关键工序，有效完成了生产经营任务。随着外部环境的变化、管理要求的提高，内部控制还需不断的修订和完善。

公司设立了审计部，共有5人，负责对公司内部控制的监督检查。通过对经营活动、工程招标和建设、财务管理、干部离任的审计，检查内部控制的情况，评估其执行效果和效率，及时提出改进的建议。

公司经过评价，认为内部控制是完整和合理的，保证了公司和各项工作的合法、规范、有序进行，有效促进了生产经营的良性运作和经济效益的提高。

2、重点控制活动

公司的各项重点控制事项均建立了制度，做到有章可循，执行状况良好。2007年，公司没有控股子公司，没有发生对外担保事项，没有募集资金使用事项。其他重点控制活动的具体情况如下：

（1）关联交易的内部控制

2007年，公司仅发生了日常关联交易。该项交易遵循平等、自愿、公开、公平、公允的原则进行，没有损害公司和全体股东的利益。在对象上，交易对方的诚信、资信状况好，履约能力强；在审议的程序上，先由公司总经理对年度交易事项进行预测，向公司董事会提出书面报告；董事会收到报告后，于第一时间通过董事会秘书将相关材料提交独立董事事前认可后，发出召开董事会的通知和议案，董事会在审议时，对交易的内容、数量、价格、占同类业务的比例、定价政策及依据和此交易的必要性及对公司的影响进行认真审查，关联董事执行回避表决制度；由于交易的数量属于股东大会的审批权限，董事会在审议通过后，将该议案提交股东大会审议，关联股东回避表决。同时，关联双方签署了交易合同。在执行中，公司总经理按照合同执行，并将执行的情况及时向董事会报告，董事会将执行情况在定期报告中予以披露。

（2）重大投资的内部控制

公司在《公司章程》中明确了股东大会、董事会对重大投资的审批权限，制订了项目投资的管理制度。2007年，公司没有对外公司的投资，没有委托理财事项。公司的技术改造投资，围绕优化品种、提高质量、节能减排进行。其原则是控制投资风险，注重投资效益。在项目的立项上，先由项目所在单位或部门提出建议，公司发展规划部组织论证，提交可行性研究报告，经总经理办公会审查后，根据审批权限，由总经理提交董事会审议通过，形成决议后，作为年度的生产经营总体计划，在定期报告中予以公告。经董事会批准后的项目，由总经理成立项目部，按照网络计划、工程预算组织实施。在施工管理中，责成相关部门采取督办、巡查、量测、见证、发布指令文件等手段，对工程全过程跟踪控制，使工程始终处于受控状

态，确保工程进度和质量。项目完工后，项目主管部门组织项目部、装备部、审计部、财务部、安全部等组成验收组，对工程质量、试运行情况进行全面验收，发现问题，跟踪处理。公司董事会、经理层定期了解工程执行情况，如出现未按计划投资、未能实现预期效益，要查明原因，追究责任。技术改造的进展情况，按期在定期报告中公布。从总体情况来看，技改的项目是可行的，进展情况是好的，达到了预期目的。

（3）信息披露的内部控制

公司建立了规范的信息披露管理制度，明确了信息披露的原则、范围、内容、流程、管理责任及保密、处罚措施，并在信息披露的过程中，得到认真的贯彻落实。当公司出现、发生或即将发生可能对公司股票及其衍生品种的交易价格产生较大影响的事件时，或在编制定期报告和临时报告时，负有报告或提交资料义务的责任人及时将相关信息或资料向公司董事长或董事会秘书报告；当董事会秘书需了解重大事项进展或需补充资料时，相关部门及责任人积极配合，及时、准确、完整予以回复。董事会秘书或证券事务代表拟好信息披露报告后，根据相关规定，在提交董事会审议通过后，再提报深圳证券交易所审核后公告。在重大事件报告、资料提交、信息编制、审议、呈报的全过程中，其知情人严守保密纪律，没有发生泄密现象。公司的信息披露做到了真实、准确、完整、及时和公平。同时，公司按照深圳证券交易所投资者关系管理和公平信息披露的指引，在现场接待基金、证券研究机构和用电话回复投资者的咨询中，确保了信息披露的公平性。

3、问题及整改计划

公司内部控制运行正常，公司将不断关注内控制度的执行情况，依据外部环境的变化和内部管理工作的要求，及时发现不足和问题，提出整改计划。

4、总体评价

公司内部控制能够按照相关法律法规和《上市公司内部控制指引》的规定落实，机构完整，职责明确，制度健全，活动正常，执行有力，监督有效，保证了各项业务活动的正常进行，保护了公司资产的安全和完整。实践证明，公司的内部控制符合中国证监会和深圳证券交易所的规定和要求。

5、公司监事会对公司内部控制自我评价的意见

根据中国证监会、深圳证券交易所的相关规定，遵循内部控制的基本原则，从企业的实际情况出发，公司健全了内部控制的组织机构，完善了内控制度，开展了正常的内控活动，特别是重点活动，保证了内部控制的完整性、合理性、合法性，促进了公司的规范运作和业务活动的健康进行，维护了公司资产的安全和完整。

公司董事会对公司内部控制的自我评价是实事求是的，客观、真实的反映了公司内部控制的实际情况。

6、公司独立董事对公司内部控制自我评价的意见

公司建立了较为完善的内控体系，内控组织健全，职权明确，人员到位；内控制度完善，覆盖了公司业务工作的所有环节；内控重点活动开展有序，执行有效，完全符合中国证监会和深圳证券交易所的要求。

公司董事会对公司内部控制的自我评价是客观、真实、准确的，符合公司的实际情况。

（五）公司对高级管理人员的考评及激励机制

公司对高级管理人员按照岗位职责分工，依据董事会下达的年度目标，建立目标责任制，采取月度与年度、定量与定性、自评、互评、民主评议与董事会评议相结合的方法进行考核评定，对取得显著的工作业绩者，年终予以奖励。

六、股东大会情况简介

公司本年度召开了二次股东大会，即2006年年度股东大会、2007年临时股东大会。

1、公司2006年年度股东大会于2007年4月18日上午9时在公司报告厅召开，本次股东大会决议公告刊登在2007年4月19日的《中国证券报》、《证券时报》、《上海证券报》上。

2、公司2007年临时股东大会于2007年12月28日上午10时在公司报告厅召开，本次股东大会决议公告刊登在2007年12月29日的《中国证券报》、《证券时报》、《上海证券报》上。

七、董事会报告

（一）报告期内经营情况讨论和分析

1、报告期内公司经营情况的回顾

2007年，公司实现营业收入590,804万元，同比增长22.65%；实现利润总额、净利润均为32,363万元，同比增长1.88%；扣除非经常性损益后的净利润30,295万元,，同比增长23.62%。

在宏观调控力度加大、市场急剧变化、原材料价格大幅飙升的严峻形势下，公司取得上述业绩，主要基于以下原因：

（1）钢、钢材的生产量和销售量比上年增长。公司全年生产钢112.61万吨，比上年增加9.51万吨，增长9.22%；生产钢材116.44万吨，比上年增加5.32万吨，增长4.79%；销售钢材117.22万吨，比上年增加1.82万吨，增长1.58%，产销率为100.67%。全年生产经营保持良好的运行态势。

（2）产品结构的调整和优化取得成效。一批高质量、高附加值的高端产品取得重大突破，轴承钢、齿轮钢、弹簧钢、高压锅炉管坯等主导产品分别增长12.80%、32.43%、2.05%、28.02%，其中高、特级轴承钢、齿轮钢、弹簧钢分别增长39.7%、45.82%、96.23%；成功开发出99个品种36.75万吨新产品，同比增长95.83%。在多项产品得到世界著名企业认可和接受的基础上，高级轴承钢的6个牌号独家通过瑞典SKF公司的认证，其供货量比上年增长94.81%；齿轮钢通过全球最大的汽车零部件公司德国博世公司认证，成为全球合格供应商；铁路用渗碳轴承钢、弹簧钢获铁道部认可；银亮钢、易切削钢获国家实物质量金杯奖；为“嫦娥一号”所需的尖端产品供货，提前三个月完成供“神七”工程材料，展示我公司在特钢水平上的提升。同时，开发的国防重点工程配套的产品得到“质量过硬、保障有力”的奖牌。

（3）技术创新喜获成果。《一种高质量低磷硫高合金钢的混炼方法》申请为国家发明专利，《多口连体导卫》获国家实用新型专利授权，一项专利获第十届中国专利奖优秀奖，5项成果被评为省重大科技成果，《冶钢连轧线生产高精度合金棒材盘卷工艺及控轧控冷技术》获湖北省科技进步三等奖，成功申报国家、省、市

科研项目5项，可获支持经费750万元。公司被科技部认定为国家重点高新技术企业，公司技术中心通过国家发改委联合五部委组织的年度评审。

（4）出口钢材大幅增长，产品结构和市场分布有所改善。全年出口钢材17.06万吨，实现创汇额1.21亿美元，分别同比增长50.97、69.98%，出口钢材的综合毛利率比内贸钢材的毛利率增长1.4个百分点。顺应国家宏观调控的要求，出口合结钢、弹簧钢、轴承钢和新开发的新品种占出口总量的56.58%，同比增长14.78%。重点拓展了欧洲市场，其出口份额达32%，比上年增长19个百分点。

（5）采购成本得到有效控制，工序成本进一步降低，产品销售、产品价格联动机制产生快速反映。公司管理层预测原材料的涨价信息，果断决策，提前作好原料储备，仅进口矿提前签约就降低采购成本2,250万元。抓好基层单位的降本攻关，通过降低焦比、合金、电耗、煤气消耗等，工序成本比上年降低8,747万元，降低率为1.9%。

（6）节能减排提前达标。万元产值能耗为1.22吨标煤/万元，比上年降低5.43%，连续两年完成省、市下达的节能指标；关停高耗能、高污染的煤气发生炉，采用高炉煤气，实现了能源结构的调整。公司的粉尘排放量、烟尘排放量、二氧化硫排放量、化学需氧量排放量分别比上年下降29.85%、46.29%、33.12%、18.81%，达到了“十一五”环保控制指标的要求，为公司持续发展奠定了基础。

（7）技术改造正在发挥投资效益。围绕提高品种质量、增强发展后劲，实施技改项目27项，完成投资20,113万元，其中完工项目15项，当年创效1,899万元。如这两年建设并正在完善的银亮钢生产线，去年生产的1.4万吨银亮材，具有高精度、零缺陷的特点，适应了军工、航空、高速列车的需求；对一轧钢2.2M热锯进行技改，新建大退火炉、大缓冷坑，保持了大规格退火材的国内领先地位，生产量较上年增长55.78%。

2、公司主营业务及其经营状况

公司所属行业为特种钢铁行业，主营业务范围：钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。报告期内，公司的主营业务未发生重大变化。

（1）主营业务收入、主营业务利润、净利润的构成情况

2007年公司主营业务按行业分布情况：

单位：人民币元

行业	营业收入	同比增减（%）	营业成本	同比增减（%）	营业利润率（%）	同比增减（%）
船舶行业	62,964,003	22.02	58,845,948	29.39	6.54	-5.33
钢压延加工业	1,566,066,962	19.75	1,327,876,362	9.29	15.21	8.11
锅炉及原动力机械制造业	215,400,800	-53.95	176,062,846	-56.87	18.26	5.52
汽车制造业	2,135,009,136	20.75	2,119,447,962	27.38	0.73	-5.17
石油天然气开采业	367,338,067	71.07	317,831,423	65.29	13.48	3.03
铁路行业	276,405,255	32.80	224,914,867	47.58	18.63	-8.15
轴承行业	631,510,539	35.38	578,485,166	29.71	8.40	4.01
航空航天及其它行业	298,238,081	-10.23	266,834,357	-12.30	10.53	2.10

2007年公司主营业务按产品分布情况：

单位：人民币元

产 品	营业收入	同比增减（%）	营业成本	同比增减（%）	营业利润率（%）	同比增减（%）
碳结碳工钢	1,232,542,169	6.58	1,132,934,861	3.23	8.08	2.99
弹簧轴承钢	1,487,173,875	26.89	1,357,857,353	20.29	8.70	5.01
合结合工钢	2,439,433,829	23.32	2,223,132,327	25.98	8.87	-1.92
特殊合金钢	153,149,212	-35.46	138,002,037	-21.69	9.89	-15.85
其它	240,633,758	-11.86	218,372,353	-16.03	9.25	4.51

2007年公司主营业务按地区分布情况：

单位：人民币元

地区	营业收入	同比增减（%）	营业成本	同比增减（%）	营业利润率（%）	同比增减（%）
华北	725,962,489	146.82	652,930,663	146.77	10.06	0.02
东北	625,473,709	68.45	567,950,278	74.82	9.20	-3.30
华东	1,032,404,577	-23.37	965,814,482	-23.38	6.45	0.01
中南	3,133,095,205	12.64	2,853,405,739	11.54	8.93	0.90
西北	35,996,863	58.07	30,197,769	57.95	16.11	0.06

（2）报告期内主要供应商、客户情况：

公司向前5名供应商合计采购金额占年度采购总额的比例是32.81 %；

公司向前5名客户销售额合计占公司销售总额的比例是20.31 %。

3、公司资产构成及变动情况：

项目	2007年		2006年		占总资产比例增减（+/-）
	金额（元）	比例（%）	金额（元）	比例（%）	
总资产	3,440,322,222	100	2,958,462,131	100	
应收帐款	201,190,214	5.85	95,272,288	3.22	2.63
存货	1,039,738,232	30.22	713,026,779	24.10	6.12
投资性房地产	-	-	-	-	-
长期股权投资	-	-	-	-	-
固定资产净值	1,628,494,047	47.34	1,539,705,289	52.04	-4.70
在建工程	87,540,345	2.54	66,164,778	2.24	0.30
工程物资	3,185,365	0.09	26,652,951	0.90	-0.81
短期借款	5,000,000	0.15	6,000,000	0.20	-0.05
长期借款	345,000,000	10.03	380,000,000	12.84	-2.81

变动原因:

（1）报告期内应收账款比上年增加，主要原因是公司出口钢材销售为信用证结算方式所致。

（2）报告期内存货比上年增加，主要原因是由于原材料价格比上年有较大幅度的上涨，致使存货成本上升。

（3）固定资产变动主要为报告期内完成技术改造项目转入固定资产19,798万元所致。

（4）报告期内银行借款比2006年度减少，主要原因是为了优化资金配置，保持合理的资金结构。尽量减少银行借款以降低财务费用。

4、公司营业费用、管理费用、财务费用、所得税情况

单位：人民币元

项目	2007年	2006年	增减率（%）
销售费用	51,315,932	36,057,550	42.32
管理费用	58,434,466	52,619,311	11.05
财务费用	28,606,797	35,708,034	-19.89
所得税	-	-	-

变动原因：

（1）报告期内销售费用比上年增加，主要原因是出口产品销售量的增加和公司加强了产品销售的售后服务工作所致；

（2）报告期内管理费用比上年增加，主要原因是执行新会计准则后对有关科目进行重分类所致。

（3）报告期内财务费用较上年减少主要原因是合理理财,导致银行借款利息减少。

5、报告期内公司现金流量相关数据情况：

单位：人民币元

项目	2007年	2006年	增减额
经营活动产生的现金流量	144,705,188	503,266,209	-358,561,021
投资活动产生的现金流量	-46,358,887	107,965,538	-154,324,425
筹资活动产生的现金流量	-159,907,653	-484,225,991	324,318,338

变动原因：

（1）经营活动产生的现金流量减少主要原因是出口产品较上年增加，其销售结算主要为信用证结算方式，同时本年度增加原材料储备及在产品资金；

（2）投资活动产生的现金流量减少主要原因是上年收回原第一大股东及关联方占用资金；

（3）筹资活动产生的现金流量增加主要原因是偿还借款及支付利息减少。

6、主要控股公司及其参股公司的情况：

广州大冶特钢新产品有限公司是本公司的全资子公司，其业务性质为商业企业，主要经营范围是钢材销售，注册资本2,050,000元。该公司已吊销。

7、公司控制的特殊目的主体情况

公司无控制的特殊主体情况。

（二）对公司未来发展的展望

1、公司所处行业的发展趋势及公司面临的市场竞争格局

展望2008年，根据国内外对钢材形势的预测，优特钢市场主要呈现以下特点：

一是特钢市场需求趋旺。我国制造业的发展为特钢提供了支撑。如我国连续两年实现年制造发电设备1亿千瓦，今后每年仍维持7,000万千瓦水平；到2010年，铁路快速客运网总规模将达2万公里，总投资高达2,200亿元的京沪高铁已正式启动；煤炭工业规划到2010年实现大、中型煤矿机械化采煤率分别达95%和80%以上，汽车的产量从2001年的246万辆以每年平均增加100万辆的速度递增，2008

年冲击 1,000 万辆大关。制造业的旺盛需求，决定了优特钢的发展态势，给公司优特钢的生产带来商机。

二是特钢生产成本上升。2007 年，铁矿石、废钢、铁合金、煤炭、焦碳价格以及海运费持续走高，甚至突破历史高点。2008 年一季度，原材料价格继续上涨，市场变化难以预料的因素增多。企业面临成本上升和盈利空间缩小的压力。

三是钢材出口下降。2007 年，我国钢材出口创造了历史新高，国家从 4 月份开始，先后 4 次出台调整有关产品出口的税率，包括降低、取消部分产品出口退税，并对一些品种征收出口关税，使得钢材出口的成本上升，出口量下降。2008 年，国家又调整钢材出口关税，初级产品的出口关税率提高至 25%。受国家宏观政策的影响，预计全国钢材的出口总量下降，并会进一步控制低档次钢材的出口量，鼓励一批高质量、高附加值的钢材出口。

四是对特钢产品的要求更高。“十一五”期间，特钢下游行业对产品质量要求更高。不仅要保证钢材的性能、寿命、安全性、经济性、可靠性，而且对钢材的延伸率、收缩率、强度极限值、屈服极限值、冲击功都有要求。随着落后产能的淘汰，用户越来越倾向于购买品牌企业、品牌产品，钢材市场将进入自主品牌竞争阶段。

以上优特钢市场运行的特点表明，2008 年，优特钢总的趋势是继续发展，不确定因素也较突出，需要我们继续转变增长方式，向品种质量效益型发展，向节资、节能和降低成本上发展。

2、公司未来发展的机遇和挑战

行业的发展趋势和竞争格局，给公司 2008 年带来了良好的发展机遇和严峻挑战。发展机遇主要来自以下五个方面：

1、国家按照控总量、稳物价、调结构、促平衡的基调加强宏观调控，鼓励和支持发展特钢，淘汰落后产能，控制“两高一资”产品出口，必将引导和促进特钢行业向着又好又快的方向发展。

2、2007 年，中国生产粗钢 48,924 万吨，而生产特殊钢约占粗钢产量的 8%，这与欧、美、日等发达国家 18-25%的比例相比差距很大。随着国家经济又好又快的

发展，对特钢的需求将越来越大，对特钢产品档次的要求越来越高。因此，发展特钢有很大的空间。

3、国家批准武汉城市圈为“两型社会”综合配套改革试验区，无疑为区域经济的发展提供了前所未有的契机。公司处于该区域。其基础设施、配套服务和装备制造业对特钢的旺盛需求和区域的政策优势，将为公司发展提供强有力的支撑。

4、近几年来，公司投入 4 亿多元资金，对技术装备进行配套改造，完善了高标准、专业化的生产线，有研发和生产军工、轴承、齿轮、弹簧、工模具等特种钢材的能力，品牌创优潜力大。

5、公司建立了国内外的营销网络，特别是建立了国外开发高端产品市场网络，直供销售比例逐年增加，销售的渠道通畅，从而对公司的生产经营活动起到促进作用。

严峻挑战主要来自以下四个方面:

1、国内钢材市场总体产能过剩，再加上国家抑制钢铁出口政策效应逐步显现，出口减少，钢铁产品回流，将加剧国内市场供求矛盾，重点是冲击中、低端产品市场。

2、原燃料价格继续大幅涨价，导致钢铁企业的成本大幅上升，消化成本的压力越来越大，拥有铁矿石等原料资源的企业获得更低的成本，从而获得更高的收益。公司没有资源优势，其企业效益将受到影响。

3、品种质量是特钢下游行业的首选要求。公司在对开发的高档产品形成规模生产、对确保产品质量的稳定性、对满足有特殊要求钢材的客户需求以及提高成材率等方面，还要作出不懈的努力。

4、去年以来银行多次加息，企业融资成本不断上升。人民币加速升值，导致出口产品汇率风险加大。

从市场、自身和环境因素分析，2008 年，尽管面临严峻挑战，但发展的机遇还是存在，有些发展中的问题可以通过自身的努力去解决，化不利条件为有利条件，公司的盈利能力依然有潜力。特钢企业发展的关键是要占领高端产品市场，提高产品附加值和技术含量，致力于提升企业专业化水平。为此，公司要坚持“品牌、高质、高效”的发展战略，争取取得新一轮的良好业绩。

3、2008年度经营计划和措施

经营计划：钢产量114万吨，钢材产量118万吨，钢材销售量118万吨，实现销售收入63亿元。实现上述目标，主要落实以下措施：

（1）打造精品名牌。经过市场调研，国内外高端产品的市场需求巨大。为此，公司计划在发挥品牌效应的基础上，落实品牌、高质、高效战略的攻关目标：获省名牌产品2项，通过3家国际著名公司认证，已通过认证产品的市场份额逐步扩大，争取高质高效的品牌产品达钢材总量的四分之一，高、特级轴承钢、高级弹簧钢分别增长50%、150%，高合金军工钢翻一番；银亮材、大规格退火材、异型扁钢、系泊链钢的产能要有较大突破；易切削非调钢、工程机械用钢、铁路专用真空渗碳轴承钢、铁路专用弹簧扣件用钢、SKF轴承钢，在国内顶替进口产品，在国外进行全球供应，共占钢总量的3%，高质量轴承钢通过FAG认证，进入欧洲市场；创出一批适应用户个性化要求的新产品，并逐步形成工艺标准规范、产品专业化生产能力强的生产路线

（2）确保产品质量的稳定性和高质量。针对有的高端产品质量不稳定的情况，强化"零缺陷"的质量理念，把坚持质量第一的方针贯穿于生产全过程，对每个环节、每道工序都要严格工艺和操作纪律，推进精益生产，保证精料、精炼、精轧，达到出精品的结果。从源头上把好原材料进口关，抓好过程控制、关键要素控制、最终产品控制，提高过程监控能力；针对"现场工艺和质量的稳定性、生产组织模式和工艺流向的稳定性"问题，进行技术难题攻关，提高各类品种的质量，提高成材率1%，实现产品一次检验合格率大于95%。

（3）建立稳定的销售市场和原料供应基地，确保原料供应和销售市场定位。国内要抓住高端行业的发展机遇，扩大高质高效产品的销售，扩大最佳销售半径市场，创建中南基地，提高直供销售比例，推进差异化服务，加强与重点大户的战略合作，建立互利共赢的销售网络。外贸要发挥品牌规格优势，高附加值钢材出口比例达60%以上，特别是抓住SKF轴承钢、高级齿轮钢成为全球供应商的契机，重点推出1-2个拳头产品；开发美洲市场，发展欧洲、中东、印度市场，形成多元化市场格局。加强供应基地建设，与供应商建立长期稳定的合作关系，满足经营规模对原材料的需求。

（4）加大降本力度。伴随着科技进步，公司的生产要不断节约资源，降低消耗。面对高成本的压力，首先要控制采购成本，积极拓宽供货渠道，建立稳固的资源供应链，采取先人一步的采购策略，把握采购先机，按照最佳成本配备采购原料，重点优化高炉、电炉炉料结构；其次，强化生产过程的成本控制，降低焦比、钢铁料、合金、耐材、电极消耗，利用先进技术节约电力、水、氧气等能源，改革工艺，优化物流，降低工序成本 1.5%；同时节约费用，控制成本的增长。

2008 年，继续降低粉尘排放量、烟尘排放量、二氧化硫排放量、化学需氧量排放量，进一步改善环境质量。

（5）加快技改项目的达产达效。二轧钢生产∮20-30mm 高合金钢技改，将扩大占单位总量 60%的高合金材的生产量和规格；连轧新建加热炉，可提高占单位总量 8%的高端产品的产能，满足 SKF 轴承钢的质量要求；锻钢 18/30MN 液压机组，可开发大规格的锻材，并同步发展扁、方、环等锻件，提高锻材产能 30%。今年，实施技改项目 20 项，投资 26,589 万元。其中，去年结转项目 12 项，新上项目 8 项，重点是：新建 3 号连铸机，与四炼钢 RH 炉“双工位”改造配套，改变现有的生产组织模式，提高红送比，实现产品 100%真空处理，增加高端产品产量，拓宽品种，提高质量；对 7 号电炉进行扩容改造，提高钢的产能，理顺工艺路线；新增 1000 吨液压压力矫直机，满足大规格棒材矫直的要求；新建钟罩式保护气氛退火炉、台车式退火炉，分别提高盘卷、锻材的退火质量，以满足国内风力发电等急需材料的要求。新项目的投产，预计可实现年直接创效 3,600 万元。

（6）建设适应企业发展的人才队伍。以能力建设为核心，以结构优化为主线，以培养职业人才为重点，以举办学历班和全面培训为载体，从提供发展平台、改善待遇条件和创造较优的环境入手，建设管理人员、专技人员、操作人员三支队伍，保持员工队伍的专业结构、能级结构、年龄结构和素养水平，以适应 2008 年公司发展和各项工作的要求。

4、公司实现经营计划的资金需求、使用计划及资金来源

2008年，根据公司的经营计划和工作目标，资金的需求会加大。资金来源的渠道主要通过自有资金和银行贷款，来满足生产经营和技术改造所需的资金。

5、公司面临的风险因素及对策

（1）2007年以来，以铁矿石为代表的原材料价格出现大幅上涨。进入2008年以来，铁精矿、硅铁、煤炭等原材料价格继续上涨。从而，给降本增效带来巨大的压力。

对策：加强供应基地建设，在废钢、矿石、合金的采购上，建立新的基地，按品种新增战略伙伴；按生产工艺要求，测算原材料的性价比，按照最佳成本配比进行采购；利用中信泰富三钢信息平台，联合招标采购，实现低价高储，高价少购，控制采购成本。强化生产全过程的节能降耗工作，控制能耗和成本。

（2）2008年，国家实施稳健的财政政策和从紧的货币政策，上调法定准备金率和加息的可能性很大，这对钢铁企业及相关上下游行业的发展将带来新的不确定性，对公司的现金流量带来一定的影响。

对策：本着互利共赢的原则，加强上下游企业的合作，形成物资战略供应链以及与银行联系进行供应链金融合作；优化资金配置，保持合理的资金结构，尽量减少银行借款，降低财务费用。

（3）2007年，由于国家出台的限制钢材产品出口政策的影响以及人民币升值等因素导致钢材出口呈现前高后低的走势。2008年，国家继续调整钢材出口关税，预计钢材出口总量将同比减少，对出口的低端产品将带来较大影响。

对策：发挥公司的品牌优势，扩大轴承钢、齿轮钢、弹簧钢、合结钢等高端产品的出口量，扩大国家鼓励的特钢延伸产品和符合用户个性化要求的新产品的出口量；在出口的市场布局上，发展多区域市场，形成新型的市场格局，在努力保持去年出口水平的基础上，力争实现钢材出口的新增长。

（三）报告期内公司投资情况

1、报告期内，公司无新的募集资金投资项目。

2、报告期内的非募集资金投资情况：

报告期内，公司用自有资金，已完成技术改造项目15个，正在进行技术改造项目12个，完成技术改造投资2.01亿元。投资额较大的项目如下：

(1) 四炼钢1#连铸机改造，主要解决连铸坯质量问题。该项目计划投资1,900万元，累计完成投资1,754万元，其中报告期内完成投资84万元。项目于2007年1月完工投入生产。

(2) 四炼钢电炉、精炼炉除尘系统改造，主要解决电炉、精炼炉烟气排放问题，同时可增加一定的产量。该项目计划投资2,835万元，累计完成投资3,181万元，其中报告期内完成投资1,556万元。该项目于2006年5月开工，7#电炉除尘于2007年1月完工投入运行。8#电炉除尘于2007年8月完工投运，达到减排的目标。

(3) 连轧后步工序改造，主要解决对钢坯的精整、探伤，提高钢材质量，达到零缺陷。该项目计划投资3,160万元，累计完成投资3,297万元，其中报告期内完成投资1,447万元。该项目于2006年8月开工，于2007年11月全部完工投运，创效620 万元。

(4) 二炼铁新增1#烧结筛分楼除尘系统，主要是解决岗位粉尘大、对环境污染严重的问题。该项目计划投资230万元，报告期内完成投资149万元。项目于2007年2月开工，于5月中旬完工投运，减排达到了国家标准。

(5) 二炼铁高炉煤气余压发电（TRT）工程，主要是利用高炉煤气的余压余热发电。该项目计划投资2,000万元，报告期内完成投资1,083万元。项目于2007年5月开始施工，截止12月底，土建主厂房及控制室完成90%，主体设备已安装。工程于2008年3月份完工投运。

(6) 二轧钢生产φ20-30mm高合金钢技改，主要是增加公司φ20~30不锈钢、工模具钢等高合金钢材的产能。该项目计划投资750万元，报告期内完成投资583万元。项目于2007年2月开工，于2007年12月底完工投运。

(7) 锻钢厂18/30MN液压机组安装项目，主要生产大规格锻件、模块。该项目计划投资2,850万元，报告期内完成投资2,920万元。项目于2007年2月开工，9月份完工，进入试生产。

(8) 二炼铁1#铸铁机搬迁改造工程，主要是为增加铸铁产量。该项目计划投资400万元，报告期内完成投资398万元。项目于2007年3月开工，7月份完工投运。项目建成后增加产量，年创效420万元。

(9) 一轧钢大规格棒材精整工序改造（二期），主要是提高精整工效及包装质量，扩大大规格棒材退火能力，解决钢材表面及内部探伤问题。该项目计划投资2,000万元，报告期内完成投资1,779万元。项目于2007年4月开工，至12月底，除探伤机外，其他全部完工投运，创效750万元。

(10) 连轧厂新增一座步进梁式加热炉，主要是解决现有加热炉停炉大修后的连续生产问题。该项目计划投资 2,700 万元，报告期内完成投资 2,071 万元。项目于 2007 年 4 月开工，截止 12 月底，机械设备安装基本完成；炉墙砌筑、炉墙浇注完成 60％以上，炉顶浇注完成 20%；管道、液压、电控、汽化系统正在施工，于 2008 年 2 月完工。

(11) 四炼钢厂工艺流程及物流优化改造，主要是为提高RH炉作业率，使炼钢真空比能力达到100％；新增钢包精炼炉一台，保证精炼钢的质量。该项目计划投资4,800万元，报告期内完成投资1,243万元。项目于2007年6月开工，截止12月底，新增一台75/20t行车已完工投运；钢包精炼炉正在制造，土建工程正在实施；RH炉搬迁正在设计。预计2008年7月完工。

(12) 热处理银亮线增加卷-棒功能改造，主要为充分利用连轧厂生产的大盘卷资源，对盘卷钢材深加工。该项目计划投资2,000万元，报告期内完成投资142万元。预计2008年5月份完工。

(13) 二炼钢厂引进 16 吨保护气氛电渣炉，主要是为新增各种锭型优质电渣钢，年产能 6,470 吨。该项目计划投资 3,730 万元，报告期内完成投资 1,721 万元。截止 12 月底，原有设备已拆除完毕，主体设备基础施工完成。预计 2008 年 6 月完工。

（四）公司会计政策、会计估计变更或重要前期差错更正及其对公司财务状况和经营成果的影响

本公司自2007 年1 月1 日起执行财政部2006 年2 月颁布的企业会计准则，并根据《企业会计准则第38 号——首次执行企业会计准则》、中国证券监督管理委员会《公开发行证券的公司信息披露规范问答第7 号——新旧会计准则过渡期间比较财务会计信息的编制和披露》（证监会计字[2007]10 号）的规定，公司对2007 年期初

资产负债表项目进行调整，新旧会计准则对股东权益无影响。具体调整情况如下表：

项 目	2006年原年末数	2007年调整后年初数	调整金额	备 注
预付款项	46,205,475	87,669,001	41,463,526	会计科目重分类，原工程物资中的预付设备款重分类在建工程及预付帐款。
在建工程	64,698,147	66,164,778	1,466,631	同上
工程物资	69,583,108	26,652,951	-42,930,157	同上
应交税费	6,310,697	32,029,620	25,718,923	会计科目重分类，原应交税金及其它应交款合并为应交税费。
应付职工薪酬	9,373,114	15,332,284	5,959,170	会计科目重分类，原应付工资、应付福利费、其它应付款中有关职工薪酬部分合并至应付职工薪酬。
其他应付款	150,837,003	158,774,658	7,937,655	同上
预计负债	18,248,196	33,486,344	15,238,148	会计科目重分类，原预提费用法律诉讼等费用重分类至预计负债。

本公司无其它应批露的会计政策和会计估计变更及会计差错更正事项。

（五）公司董事会日常工作情况

1、报告期内董事会的会议情况

（1）2007年3月9日，公司第四届董事会第十七次会议在公司会议室召开，本次会议决议公告刊登在2007年3月13日的《中国证券报》、《证券时报》、《上海证券报》上；

（2）2007年4月18日，公司第四届董事会第十八次会议在公司701会议室召开，本次会议决议公告刊登在2007年4月20日的《中国证券报》、《证券时报》、《上海证券报》上；

（3）2007年7月6日，公司第四届董事会第十九次会议以通讯方式召开，本次会议决议公告刊登在2007年7月7日的《中国证券报》、《证券时报》、《上海证券报》上；

（4）2007年8月17日，公司第四届董事会第二十次会议以通讯方式召开，本次会议决议公告刊登在2007年8月21日的《中国证券报》、《证券时报》、《上海证券报》上；

（5）2007年10月23日，公司第四届董事会第二十一次会议以通讯方式召开，本次会议通过的《公司2007年第三季度报告》刊登在2007年10月25日的《中国证券报》、《证券时报》、《上海证券报》上；

（6） 2007年10月29日，公司第四届董事会第二十二次会议以通讯方式召开，本次会议决议公告刊登在2007年10月31日的《中国证券报》、《证券时报》、《上海证券报》上。

2、董事会对股东大会决议的执行情况：

公司董事会依法执行了股东大会的各项决议，完成了股东大会授权办理的各项事宜。

3、董事会下设的审计委员会的履职情况汇总报告：

根据中国证监会《关于做好上市公司2007年年度报告工作的通知》和《公开发行证券的公司信息披露内容与格式准则第2号（年度报告的内容与格式）》（2007年修订）的有关要求，审计委员会对普华永道中天会计师事务所有限公司（以下简称“会计师事务所”）2007年度审计工作总结如下：

（1）确定总体审计计划。在会计师事务所正式进场审计前，审计委员会与会计师事务所经过协商，确定了公司2007年年度报告的审计安排，并向独立董事书面提交，向湖北证监局报送。

（2）审阅公司编制的财务报表。2008年1月12日，审计委员会在公司五楼会议室召开了审计委员会2008年第一次会议，审议了公司编制的2007年度财务会计报表，并在对比公司2006年年度报告的各项财务数据后，认为：公司编制的财务会计报表，其数据基本反映了公司截止2007年12月31日的资产负债情况和2007年的经营成果，经济效益与2006年度同口径比较有较大幅度的增长，并同意以此财务报表为基础开展2007年度的财务审计工作。

（3）2008年1月14日，经审计委员会委托公司总会计师与会计师事务所联系正式进场审计。在审计期间，审计委员会两次发出书面函件，要求会计师事务所按照总体工作计划完成审计工作，会计师事务所一次回复，表示按照审计计划的内容和时间完成审计工作。

（4）审计委员会审阅会计师事务所初步出具的审计意见，形成书面意见。2008年2月20日，会计师事务所按照总体审计计划出具了初步审计意见。审计委员

会于2008年2月28日召开审计委员会2008年第二次会议，审阅了出具的初步审计意见后的财务会计报表，认为：公司2007年度财务会计报表的数据基本反映了公司截止2007年12月31日的资产负债情况和2007年度的经营成果，并同意以此财务报表为基础编制2007年度报告及年度报告摘要，经审计委员会审阅后提交董事会审议。同时，要求会计师事务所按照总体审计计划完成审计工作，以保证如期披露2007年年度报告。

（5）2008年3月11日，会计师事务所如期完成了审计报告，并根据中国证监会、深圳证券交易所关于做好上市公司2007年年度报告工作的文件要求，出具了《关于大冶特殊钢股份有限公司控股股东及其他关联方占用资金情况专项审计说明》。公司编制了2007年年度报告及年度报告摘要，审计委员会于2008年3月12日召开了审计委员会2008年第三次会议，审议通过了《公司2007年期初资产负债表调整的议案》、《公司2007年财务决算报告》、《公司2007年年度报告及其摘要》、《关于续聘会计师事务所议案》。

4、董事会下设的薪酬委员会的履职情况汇总报告：

薪酬与考核委员会对2007年年度报告中披露公司的高级管理人员的薪酬进行了审核，并出具了审核意见，认为：公司2007年度报告中披露的高级管理人员的薪酬严格执行了《关于公司高级管理人员薪酬激励的方案》确定的业绩考核指标，并按规定发放了相关薪酬。

（六）本次利润分配预案或资本公积金转增股本预案

经普华永道中天会计师事务所有限公司审计，公司2007年度实现净利润323,626,851元，根据《公司章程》的规定，提取10%法定公积金32,362,686元，可供股东分配利润291,264,165元，加上年初未分配利润302,773,977元，可供股东分配的利润594,038,142 元。公司董事会决定，拟以2007年末总股本449,408,480股为基数，向全体股东每10股派发现金股利2元（含税），共计分配现金股利89,881,696元，剩余504,156,446元结转下一年度。本次分配，不进行资本公积金转增股本。上述利润分配方案尚需提交公司2007年年度股东大会批准。

（七）其他事项：报告期内，公司选定信息披露的报纸是《中国证券报》、《证券时报》、《上海证券报》。

八、监事会报告

（一）报告期内监事会会议情况

报告期内，公司监事会共召开了五次会议：

1、2007年3月9日，公司在公司会议室召开了第四届监事会第十次会议，审议通过了《公司2006年度监事会工作报告》、《公司2006年年度报告及其摘要》、《公司2006年度财务决算报告》、《公司2006年度利润分配预案》、《关于修改公司章程的议案》、《关于修改公司股东大会议事规则的议案》、《关于修改公司监事会议事规则的议案》、《关于续聘会计师事务所和支付2006年度会计师事务所审计费用的议案》、《关于2007年度日常关联交易预计的议案》。

本次会议决议公告刊登在2007年3月13日的《中国证券报》、《证券时报》、《上海证券报》上。

2、2007 年 4 月 18 日，公司在 501 会议室召开了第四届监事会第十一次会议，审议通过了《关于全面执行新企业会计准则的议案》、《公司 2007 年第一季度报告》、《公司关联交易管理制度》、《公司对外担保管理制度》、《公司募集资金使用管理制度》。

本次会议决议公告刊登在2007年4月20日的《中国证券报》、《证券时报》、《上海证券报》上。

3、2007 年 7 月 6 日，公司第四届监事会第十二次会议以通讯方式召开，审议通过了《关于修改公司信息披露管理办法的议案》、《公司接待和推广工作制度》、《公司治理自查情况报告》、《公司治理情况的自查报告及整改计划》。

本次会议决议公告刊登在2007年7月7日的《中国证券报》、《证券时报》、《上海证券报》上

4、2007 年 8 月 17 日，公司第四届监事会第十三次会议以通讯方式召开，审议通过了《公司 2007 年半年度报告及其摘要》、《关于核销坏帐损失的议案》、《关于调整公司管理机构的议案》、《公司内部审计管理暂行规定》。

本次会议决议公告刊登在2007年8月21日的《中国证券报》、《证券时报》、《上海证券报》上。

5、2007年10月23日，公司第四届监事会第十四次会议以通讯方式召开，审议通过了《公司2007年第三季度报告》，该公告刊登在2007年10月25日《中国证券报》、《证券时报》、《上海证券报》上。

6、2007年10月29日，公司第四届监事会第十五次会议以通讯方式召开，审议通过了《公司治理专项活动整改报告》。

本次会议决议公告刊登在2007年10月31日的《中国证券报》、《证券时报》、《上海证券报》上。

（二）公司依法运作情况

2007年，公司严格执行《公司法》、《证券法》及相关法律、法规和《公司章程》，决策程序合法合规，内控制度健全完善，公司董事、高级管理人员执行公司职务时无违反法律、法规和《公司章程》或损害公司利益的行为。

（三）检查公司财务的情况

监事会认为：普华永道中天会计师事务所有限公司出具的公司2007年度的标准无保留意见的审计报告，真实地反映了公司的财务状况和经营成果。

（四）本年度公司没有新的募集资金。公司最近一次募集资金系1998年配股募集资金实际投入项目和承诺投入项目一致，没有发生变更的情况。

（五）报告期内，公司没有发生收购、出售资产交易情况。

（六）关联交易情况

报告期内，公司发生的关联交易按照双方签定的关联交易合同执行，交易是公平的，价格合理，没有损害公司及股东的利益（详见第九部分"重大关联交易事项"）。

九、重要事项

（一）本年度公司无重大诉讼、仲裁事项。

（二）报告期内，公司无破产重整相关事项。

（三）报告期内，公司未持有其他上市公司股权，没有参股商业银行、证券公司、保险公司、信托公司和期货公司等金融企业股权。

（四）本年度公司无收购及出售资产、吸收合并事项。

（五）报告期内，公司未实施股权激励计划。

（六）重大关联交易事项

1、与日常经营相关的关联交易

（1）关联方简介

湖北新冶钢有限公司（以下简称新冶钢，请详见第三部分"公司控股股东情况"）

湖北中特新化能科技有限公司（以下简称新化能），与本公司受同一实际控制人控制。注册资本：13,300万美元；主要业务范围为生产、销售煤气、焦碳及相关化工产品（不含需办许可证经营的产品）；煤焦油深加工、干熄焦余热利用；化工原材料（不含需办许可证经营的化工材料）及设备制作加工与安装。

江阴兴澄特种钢铁有限公司（以下简称兴澄特钢）：与本公司受同一实际控制人控制；注册资本：21,380万美元；主要经营范围为生产、加工、销售黑色、有色金属材料及其辅助材料。

江阴泰富兴澄特种材料有限公司（以下简称特材公司）：与本公司受同一实际控制人控制。注册资本：1,000万美元；主要经营范围为生产热装铁水及其制品；销售本公司产品。

（2）关联交易主要内容

截止2007年12月31日，公司与新冶钢的关联交易额为201,510.46万元。其中，公司向新冶钢采购货物136,475.41万元，销售货物63,259.22万元，提供劳务356.72万元，接受劳务297.42万元，转出资产 76.39万元，转入资产1045.30万元。

截止2007年12月31日，公司与新化能的关联交易额为57,837.56万元。其中，公司向新化能采购货物53,169.35万元，销售货物4,279.71万元，提供劳务388.50万元。

截止2007年12月31日，公司与兴澄特钢的关联交易额为2,179.38万元。其中，公司向兴澄特钢公司采购货物1,977.46万元，销售货物201.92万元。

截止2007年12月31日，公司与特材公司的关联交易额为1,236.98万元，其中：公司向特种材料有限公司采购货物1,236.98万元。

（3）上述关联交易的定价原则

关联交易价格按下列原则确立：国家有定价的按国家定价执行；国家没有定价的按市场价格执行；没有市场价格参照时，以实际成本加成一定比例商定协议价格，加成比例不高于成本的20%。

（4）关联交易的必要性和持续性

本公司与关联方进行的日常关联交易，均为双方生产活动所需要。新冶钢与本公司的交易持续多年，形成了稳定的合作关系；新化能系新成立的公司，所产出的焦碳质量好、煤气的发热值高，有明显的产品和地域优势。上述关联交易对生产经营的稳定性和持续性发挥了积极作用，有利于提高公司效益。且按市场化原则进行，达到共赢的目的。该等关联交易不构成对公司独立性的影响，没有损害公司及股东的利益。

2、公司无资产收购、出售发生的关联交易

3、公司无与关联方共同对外投资发生的关联交易

4、公司与关联方债权债务往来及担保事项

截至2007年12月31日止，公司占用大股东及其关联企业资金余额为12,149万元。其中：

(1)占用新冶钢资金8,575万元，主要是本公司采购新冶钢进口矿所致。

(2)占用新化能资金3,425万元，主要是本公司采购新化能焦碳所致。

(3) 占用特材公司资金149万元，主要是本公司采购球团矿所致。

截至2007年12月31日止，关联企业兴澄特钢占用本公司资金余额为4万元，主要是钢材销售尾款。

5、公司无其他重大关联交易

（七）公司重大合同及其履行情况

1、公司无在报告期内或以前期间发生延续到报告期的托管、承包、租赁其他公司资产或其他公司托管、承包、租赁本公司资产的事项。

2、报告期内，公司没有为他人提供担保。

3、报告期内，公司没有发生委托他人进行现金资产管理事项。

4、报告期内，公司无其他重大合同。

（八）公司或持有公司股份 5%以上股东承诺事项及履行情况

1、报告期内，公司未作出承诺事项，也无以前期间发生持续到报告期的承诺事项。

2、公司第一大股东新冶钢在股权分置改革时承诺赋予流通股股东一项认沽权利：在 2007 年 2 月 6 日当日交易结束后登记在册的本公司全体股东，有权将其持有的全部无限售条件的流通股，在 2007 年 2 月 7 日至 2007 年 3 月 8 日期间内的任何一个交易日内，以每股 3.80 元的价格出售给新冶钢。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。

为履行上述承诺，新冶钢于 2007 年 1 月 26 日至 2 月 7 日，先后发布了关于认沽权利派发和行权说明书、认沽权利实施公告、认沽权利派发公告、认沽权利开始行权公告，于 2007 年 2 月 7 日至 3 月 8 日实施了认沽权利，完成了这项承诺。在此期间，针对公司股票价格高于认沽权利价格，为避免投资者遭受损失，新冶钢先后发布了关于认沽权利行权及行权可能遭受损失、改进认沽权利行权方式及行权可能遭受损失的提示性公告，公司董事会先后两次发布了关于认沽权利行权可能遭受损失的重要风险提示公告。相关公告刊登在 2007 年 1 月 26 日、31 日，2 月 6 日、7 日、9 日、13 日、16 日、27 日，3 月 6 日、9 日的《中国证券报》上。

3、新冶钢承诺自股改方案实施之日起三年内，将向股东大会提出向本公司注入价值不低于 3 亿元优质资产的提案。如果未能履行上述承诺，则在三年期满之日，向除新冶钢和中信泰富（中国）投资有限公司之外的其他全体股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有 1 股获得 0.053 元。

4、新冶钢与中信泰富（中国）投资有限公司承诺，所持有限售条件的流通股自股权分置改革方案实施之日起，至少在 36 个月内不上市交易或者转让。

（九）公司聘请会计师事务所的情况

报告期内，公司续聘普华永道中天会计师事务所有限公司为公司2007年年度会计报表审计机构；公司支付该会计师事务所2007年度审计费160万元；该审计机构已为公司连续提供审计服务4年。

（十）报告期内，公司及其董事、监事、高级管理人员、公司股东、实际控制人、收购人没有受有权机关调查、司法纪检部门采取强制措施、被移送司法机关或追究刑事责任、中国证监会稽查、中国证监会行政处罚、证券市场禁入、认定为不适当人选、被其他行政管理部门处罚及证券交易所公开谴责的情况。

根据中国证监会、湖北证监局、深圳证券交易所关于做好加强上市公司治理专项活动有关工作的通知精神，公司于4月18日全面启动了公司治理专项活动，历时半年，经过自查、公众评议、整改提高等三个阶段，推进加强公司治理专项活动的有效开展，完成了各阶段的任务。8月1日至3日，湖北证监局对公司治理专项活动开展情况和公司治理情况进行了现场检查。2007年10月26日，该局向公司出具了《关于对大冶特殊钢股份有限公司治理情况综合评价意见和整改建议的通知》。针对此件提出的问题和整改建议，积极进行了整改，并于2007年10月29日，召开了第四届董事会第二十二次会议，审议通过了《公司治理专项活动整改报告》。整改的情况及措施见第六部分“公司治理结构”，详细内容刊登在2007年10月31日的《中国证券报》、《证券时报》、《上海证券报》上的《公司治理专项活动整改报告》。

（十一）报告期内公司没有发生其他重大事件

(十二)公司接待调研及采访等相关情况

报告期内,公司严格按照《深圳证券交易所上市公司公平信息披露指引》的相关规定，本着公开、公平、公正的原则，接待了机构投资者及个人投资者的现场调研。主要交流公司基本情况、经营财务状况，股改承诺履行及行业、公司的发展前景，未发生私下提前或选择性地向特定对象单独披露、透露公司未公开重大信息，保证了信息披露的公平性。

报告期接待调研、沟通、采访等活动情况表：

接待时间	接待地点	接待方式	接待对象	谈论的主要内容及提供的资料
1 月 24 日	公司	实地调研	博时基金管理有限公司 栾小明 董良泓	公司简况和产品情况
3 月 20 日	公司	实地调研	银河基金管理有限公司 李昇 汤立新 深圳天马资产管理公司 曹鸿伟 新奇控股集团有限公司 王炜	公司经营、财务状况、业绩增长原因、履行股改承诺
3 月 23 日	公司	实地调研	东方证券股份有限公司 杨宝峰 华富基金管理有限公司 魏伟	公司生产经营及发展方向
4 月 12 日	公司	实地调研	长江证券 刘元瑞 葛军 晓扬投资管理有限公司 徐凌峰	行业发展及公司前景
5 月 17 日	公司	实地调研	博时基金管理有限公司 唐定中 长江证券 谭再刚	公司的简况、产品情况
6 月 12 日	公司	实地调研	鹏华基金管理有限公司 陈鹏 中天证券有限责任公司 黄震 泰达荷银基金管理有限公司 许杰 融通基金管理有限公司 霍竞春 长江证券 隋立勇 刘元瑞	公司的基本情况
9 月 11 日	公司	实地调研	海富通基金管理公司 牟善同 光大保德信基金公司 于进杰	公司产品、发展、关联交易情况，股改承诺的履行
9 月 14 日	公司	实地调研	东方证券有限公司 杨宝峰 中银万国证券公司 董鹏程 诺德基金管理公司 戴奇雷 信诚基金管理公司 王少成 渤海证券有限公司 林非	公司生产经营、产品和技术改造情况，公司股改承诺的履行
10 月 12 日	公司	实地调研	广发基金管理有限公司 傅友兴	公司基本情况、产品、毛利率及行业发展情况
10 月 26 日	公司	实地调研	深圳新同方投资管理有限公司 刘迅 刘旭	公司基本情况、产品情况、发展趋势、股改承诺及特钢形势

十、财务报告

审计报告

普华永道中天审字(2008)第 10028 号
(第一页，共二页)

大冶特殊钢股份有限公司全体股东：

我们审计了后附的大冶特殊钢股份有限公司(以下简称"大冶特钢")的财务报表，包括 2007 年 12 月 31 日的资产负债表以及 2007 年度的利润表、现金流量表、股东权益变动表和财务报表附注。

一、管理层对财务报表的责任

按照企业会计准则的规定编制财务报表是大冶特钢管理层的责任。这种责任包括：

(1) 设计、实施和维护与财务报表编制相关的内部控制，以使财务报表不存在由于舞弊或错误而导致的重大错报；
(2) 选择和运用恰当的会计政策；
(3) 作出合理的会计估计。

二、注册会计师的责任

我们的责任是在实施审计工作的基础上对财务报表发表审计意见。我们按照中国注册会计师审计准则的规定执行了审计工作。中国注册会计师审计准则要求我们遵守职业道德规范，计划和实施审计工作以对财务报表是否不存在重大错报获取合理保证。

普华永道中天审字(2008)第 10028 号
(第二页，共二页)

审计工作涉及实施审计程序，以获取有关财务报表金额和披露的审计证据。选择的审计程序取决于注册会计师的判断，包括对由于舞弊或错误导致的财务报表重大错报风险的评估。在进行风险评估时，我们考虑与财务报表编制相关的内部控制，以设计恰当的审计程序，但目的并非对内部控制的有效性发表意见。审计工作还包括评价管理层选用会计政策的恰当性和作出会计估计的合理性，以及评价财务报表的总体列报。

我们相信，我们获取的审计证据是充分、适当的，为发表审计意见提供了基础。

三、审计意见

我们认为，上述大冶特钢的财务报表已经按照企业会计准则的规定编制，在所有重大方面公允反映了大冶特钢2007年12月31日的财务状况以及2007年度的经营成果和现金流量。

普华永道中天
会计师事务所有限公司　　　　注册会计师

曾华光

中国•上海市
2008 年 3 月 13 日　　　　注册会计师

王　斌

大冶特殊钢股份有限公司

2007年12月31日资产负债表
(除特别注明外，金额单位为人民币元)

资产		2007年12月31日	2006年12月31日
流动资产			
货币资金	六(1)	175,213,883	259,800,213
应收票据	六(2)	156,866,014	133,517,926
应收账款	六(3)	201,190,214	95,272,288
预付款项	六(4)	107,248,575	87,669,001
其他应收款	六(3)	10,490,453	5,397,812
存货	六(5)	1,039,738,232	713,026,779
流动资产合计		1,690,747,371	1,294,684,019
非流动资产			
固定资产	六(6)	1,628,494,047	1,539,705,289
在建工程	六(7)	87,540,345	66,164,778
工程物资	六(8)	3,185,365	26,652,951
无形资产	六(9)	30,355,094	31,255,094
非流动资产合计		1,749,574,851	1,663,778,112
资产总计		3,440,322,222	2,958,462,131

大冶特殊钢股份有限公司

2007 年 12 月 31 日资产负债表（续）
(除特别注明外，金额单位为人民币元)

负债及股东权益	附注	2007 年 12 月 31 日	2006 年 12 月 31 日
流动负债			
短期借款	六(10)	5,000,000	6,000,000
应付票据	六(11)	39,043,188	179,327,685
应付账款	六(12)	985,117,978	619,018,541
预收款项	六(13)	186,956,114	108,833,719
应付职工薪酬	六(14)	25,219,082	15,332,284
应交税费	六(15)	17,822,281	32,029,620
应付利息		891,283	668,615
应付股利		53,700	53,700
其他应付款	六(16)	152,106,648	158,774,658
一年内到期的非流动负债	六(17)	2,905,000	102,905,000
流动负债合计		1,415,115,274	1,222,943,822
非流动负债			
长期借款	六(17)	345,000,000	380,000,000
预计负债	六(18)	34,548,132	33,486,344
非流动负债合计		379,548,132	413,486,344
负债合计		1,794,663,406	1,636,430,166
股东权益			
股本	六(19)	449,408,480	449,408,480
资本公积	六(20)	485,653,274	485,653,274
盈余公积	六(21)	116,558,920	84,196,234
未分配利润	六(22)	594,038,142	302,773,977
股东权益合计		1,645,658,816	1,322,031,965
负债及股东权益总计		3,440,322,222	2,958,462,131

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　　　总经理：钱刚　　　　总会计师：王培熹

大冶特殊钢股份有限公司

2007 年度利润表
(除特别注明外，金额单位为人民币元)

项目	附注	2007 年度	2006 年度
一、营业收入	六(23)	5,908,041,853	4,816,904,155
减： 营业成本	六(23)	5,430,760,902	4,427,378,609
营业税金及附加	六(24)	8,926,226	361,339
销售费用		51,315,932	36,057,550
管理费用		58,434,466	52,619,311
财务费用-净额	六(25)	28,606,797	35,708,034
资产减值损失	六(26)	27,042,950	(71,856,632)
加： 投资收益		-	145,221
二、营业利润		302,954,580	336,781,165
加： 营业外收入	六(27)	42,558,794	1,771,177
减： 营业外支出	六(27)	21,886,523	20,893,062
其中：非流动资产处置损失		19,610,121	728,399
三、利润总额		323,626,851	317,659,280
减： 所得税费用	五	-	-
四、净利润		323,626,851	317,659,280
五、每股收益			
基本每股收益	六(28)	0.720	0.707
稀释每股收益	六(28)	0.720	0.707

后附会计报表附注为会计报表的组成部分。

公司负责人： 蔡星海　　　　总经理：钱刚　　　　总会计师：王培熹

大冶特殊钢股份有限公司

2007 年度现金流量表
(除特别注明外，金额单位为人民币元)

项　　目	附注	2007 年度	2006 年度
一、经营活动产生的现金流量			
销售商品、提供劳务收到的现金		2,987,848,893	2,913,840,929
收到的税费返还		7,661,719	-
收到其他与经营活动有关的现金		6,952,137	222,367,508
经营活动现金流入小计		3,002,462,749	3,136,208,437
购买商品、接受劳务支付的现金		(2,537,752,378)	(2,286,522,313)
支付给职工以及为职工支付的现金		(88,237,293)	(101,960,334)
支付的各项税费		(208,607,660)	(218,021,977)
支付其他与经营活动有关的现金	六 (29)(e)	(23,160,230)	(26,437,604)
经营活动现金流出小计		(2,857,757,561)	(2,632,942,228)
经营活动产生的现金流量净额	六 (29)(a)	144,705,188	503,266,209
二、投资活动产生的现金流量			
收回投资所收到的现金		-	3,145,221
处置固定资产收回的现金净额		636,608	5,768,620
收到其他与投资活动有关的现金	六 (29)(f)	-	115,238,224
投资活动现金流入小计		636,608	124,152,065
购建固定资产支付的现金		(46,995,495)	(16,186,527)
投资活动现金流出小计		(46,995,495)	(16,186,527)
投资活动产生的现金流量净额		(46,358,887)	107,965,538
三、筹资活动产生的现金流量			
取得借款收到的现金		451,000,000	130,000,000
筹资活动现金流入小计		451,000,000	130,000,000
偿还债务支付的现金		(587,000,000)	(581,033,000)
偿付利息支付的现金		(23,907,653)	(33,192,991)
筹资活动现金流出小计		(610,907,653)	(614,225,991)
筹资活动产生的现金流量净额		(159,907,653)	(484,225,991)
四、汇率变动对现金的影响		-	-
五、现金净(减少)/增加额		(61,561,352)	127,005,756
加：年初现金余额	六 (29)(d)	196,536,895	69,531,139
六、年末现金余额	六 (29)(d)	134,975,543	196,536,895

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　　　总经理：钱刚　　　　总会计师：王培熹

大冶特殊钢股份有限公司

2007 年度股东权益变动表

(除特别注明外，金额单位为人民币元)

项目	附注	股本	资本公积	盈余公积	未分配利润	股东权益合计
2006 年 1 月 1 日年初余额		449,408,480	449,759,817	52,430,306	16,880,625	968,479,228
2006 年度增减变动额						
净利润		-	-	-	317,659,280	317,659,280
直接计入股东权益的利得		-	35,893,457	-	-	35,893,457
利润分配						
提取盈余公积		-	-	31,765,928	(31,765,928)	-
2006 年 12 月 31 日年末余额		449,408,480	485,653,274	84,196,234	302,773,977	1,322,031,965
2007 年 1 月 1 日年初余额		449,408,480	485,653,274	84,196,234	302,773,977	1,322,031,965
2007 年度增减变动额						
净利润		-	-	-	323,626,851	323,626,851
利润分配						
提取盈余公积		-	-	32,362,686	(32,362,686)	-
2007 年 12 月 31 日年末余额		449,408,480	485,653,274	116,558,920	594,038,142	1,645,658,816

后附会计报表附注为会计报表的组成部分。

公司负责人： 蔡星海　　　　总经理：钱刚　　　　总会计师：王培熹

大冶特殊钢股份有限公司

2007 年度财务报表附注
(除特别注明外，金额单位为人民币元)

一　公司基本情况

大冶特殊钢股份有限公司 (以下简称"本公司")是于 1993 年 4 月 22 日经湖北省体改委鄂改[1993]178 号文批准，由大冶钢厂(现冶钢集团有限公司)作为主要发起人，联合东风汽车公司、襄阳轴承厂(现襄阳汽车轴承股份有限公司)以定向募集方式设立的股份有限公司，总股本原为 20,922.8 万股，发起人股 17,882.8 万股，其中：冶钢集团有限公司("冶钢集团")持有国家股 17,122.8 万股，东风汽车公司持有 532 万股，襄阳汽车轴承股份有限公司持有 228 万股，其他社会法人持有 760 万股，内部职工持有 2,280 万股。于 1997 年 3 月本公司在深圳证券交易所公开发行 7,000 万社会公众股，证券代码为 000708。

于 1997 年 8 月经过湖北省证券监督管理委员会[1997]30 号文批准，本公司当年向全体股东每 10 股送红股 3 股，资本公积转增 2 股，公司股本由 27,922.8 万股增至 41,884.2 万股。

经过中国证券监督管理委员会 1998 年 5 月证监上[1998]49 号文批准，本公司按股本 41,884.2 万股计算实施配股，每 10 股配 2 股，其中：国家股股东冶钢集团可获配股 5,136.84 万股，其下属机械制造公司以经评估后的净资产 1,363.24 万元折股认购 272.648 万股，其余 4,864.192 万股予以放弃。法人股可获配股 456 万股，各法人股股东全部放弃。社会公众股和内部职工股的股东分别以现金认购 2,100 万股和 684 万股。总股本增至为 44,940.848 万股。2000 年 3 月 16 日公司内部职工股上市流通，截至 2005 年 12 月 31 日，已上市流通股达 16,704 万股。

2004 年 12 月 20 日湖北新冶钢有限公司("新冶钢")分别受让中融国际信托投资有限公司 4,230 万股、北京方程兴业投资有限公司 1,530 万股、北京颐和丰业投资有限公司 1,500 万股、合肥银信投资管理有限公司 1,005 万股以及北京龙聚兴投资顾问有限公司 397 万股法人股，合计 8,662 万股法人股，占本公司总股本的 19.27%。该等法人股已于 2004 年 12 月 20 日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。

2004 年 12 月 20 日湖北省黄石市中级人民法院司法拍卖了本公司原第一大股东冶钢集团持有的本公司 174,618,480 股国家股(占本公司总股本的 38.86%)。其中中信泰富(中国)投资有限公司("中信投资")以每股人民币 2.29 元竞买本公司 126,618,480 股，占本公司总股本的 28.18%；新冶钢以每股 2.29 元竞买 48,000,000 股，占本公司总股本的 10.68%。该等法人股已于 2005 年 10 月 31 日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。中信投资和新冶钢的实际控制人均为中信泰富有限公司("中信泰富")。以上股权转让交易完成后，新冶钢持有本公司总股本的 29.95%，成为本公司第一大股东。冶钢集团不再持有本公司股份。

一　公司基本情况(续)

鉴于中信投资是外商投资企业，根据《关于设立外商投资股份有限公司若干问题的暂行规定》以及相关国家审批部门的批准，本公司于 2005 年 7 月 1 日正式变更为外商投资的股份有限公司。

于 2006 年 1 月 12 日，本公司股东大会通过了股权分置改革方案。自 2006 年 2 月 7 日起，本公司全体非流通股股东持有的非流通股获得上市流通权，股份性质变更为有限售条件的流通股，但约定限售期为 1 到 3 年。

本公司经批准的经营范围为钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

本财务报表由本公司董事会于 2008 年 3 月 13 日批准报出。

二　财务报表的编制基础

本公司原以 2006 年 2 月 15 日以前颁布的企业会计准则和 2000 年 12 月 29 日颁布的《企业会计制度》及相关规定(以下合称"原会计准则和制度")编制财务报表。自 2007 年 1 月 1 日起，本公司执行财政部于 2006 年 2 月 15 日颁布的《企业会计准则—基本准则》和 38 项具体会计准则、其后颁布的企业会计准则应用指南、企业会计准则解释以及其他相关规定（以下简称"企业会计准则"）。2007 年度财务报表为本公司首份按照企业会计准则编制的年度财务报表。

在编制2007年度财务报表时，2006年度的相关比较数据已按照《企业会计准则第38号——首次执行企业会计准则》和《企业会计准则解释第1号》中有关首次执行的规定进行追溯调整，并按照企业会计准则重新列报。本公司无按规定需要追溯调整的事项。

按原会计准则和制度列报的 2006 年年初及年末股东权益、2006 年度净利润调整为按企业会计准则列报的股东权益及净利润的金额调节过程列示于本财务报表附注九。

三　遵循企业会计准则的声明

本公司 2007 年度财务报表符合企业会计准则的要求，真实、完整地反映了本公司 2007 年 12 月 31 日的财务状况以及 2007 年度的经营成果和现金流量等有关信息。

四 重要会计政策和会计估计

(1) 会计年度

会计年度为公历 1 月 1 日起至 12 月 31 日止。

(2) 记账本位币

记账本位币为人民币。

(3) 外币交易折算

外币交易按交易发生日的即期汇率将外币金额折算为人民币入账。

于资产负债表日，外币货币性项目采用资产负债表日的即期汇率折算为人民币，所产生的折算差额除了为购建或生产符合资本化条件的资产而借入的外币专门借款产生的汇兑差额按资本化的原则处理外，直接计入当期损益。以历史成本计量的外币非货币性项目，于资产负债表日采用交易发生日的即期汇率折算。

(4) 现金

列示于现金流量表中的现金是指库存现金及可随时用于支付的存款。

(5) 应收款项

应收款项是指在活跃市场中没有报价、回收金额固定或可确定的非衍生金融资产，包括应收账款和其他应收款等。

本公司对外销售商品或提供劳务形成的应收账款，按从购货方应收的合同或协议价款的公允价值作为初始确认金额。应收账款采用实际利率法，以摊余成本减去坏账准备后的净额列示。

对于单项金额重大的应收款项，当存在客观证据表明本公司将无法按应收款项的原有条款收回所有款项时，根据其预计未来现金流量现值低于其账面价值的差额，单独进行减值测试，计提坏账准备。

对于单项金额非重大的应收款项，与经单独测试后未减值的应收款项一起按信用风险特征划分为若干组合，根据以前年度与之相同或相类似的、具有类似信用风险特征的应收账款组合的实际损失率为基础，结合现时情况确定本年度各项组合计提坏账准备的比例，据此计算本年度应计提的坏账准备。

四 重要会计政策和会计估计(续)

(6) 存货

存货包括原材料、在产品、产成品、备件和辅助材料等，按成本与可变现净值孰低列示。

存货于取得时按实际成本进行初始计量，原材料和在产品在发出和领用时，先按照计划成本核算，月末将成本差异予以分摊，将计划成本调整为实际成本；备件和辅助材料在领用时采用一次转销法核算成本；产成品的发出采用加权平均法核算。产成品和在产品成本包括原材料、直接人工及按正常生产能力下适当比例分摊的所有间接生产费用。

存货跌价准备按存货成本高于其可变现净值的差额计提。可变现净值按日常活动中，以存货的估计售价减去至完工时估计将要发生的成本、估计的销售费用以及相关税费后的金额确定。

本公司的存货盘存制度采用永续盘存制。

(7) 固定资产

固定资产包括房屋及建筑物、机器设备、运输工具、计算机及电子设备以及办公设备等。购置或新建的固定资产按取得时的实际成本进行初始计量。

与固定资产有关的后续支出，在相关的经济利益很可能流入本公司且其成本能够可靠的计量时，计入固定资产成本；对于被替换的部分，终止确认其账面价值；所有其他后续支出于发生时计入当期损益。

固定资产折旧采用年限平均法并按其入账价值减去预计净残值后在预计使用寿命内计提。对计提了减值准备的固定资产，则在未来期间按扣除减值准备后的账面价值及依据尚可使用年限确定折旧额。

固定资产的预计使用寿命、净残值率及年折旧率列示如下：

	预计使用寿命	预计净残值率	年折旧率
房屋及建筑物	30-40 年	3%	2.43%至 3.23%
机器设备	15 年	5%-6%	6.27%至 6.33%
运输工具	5-10 年	5%-6%	9.40%至 19.20%
计算机及电子设备	5-15 年	3%	6.47%至 19.40%

四 重要会计政策和会计估计(续)

(7) 固定资产(续)

于每年年度终了，对固定资产的预计使用寿命、预计净残值和折旧方法进行复核并作适当调整。

当固定资产的可收回金额低于其账面价值时，账面价值减记至可收回金额(附注四(10))。

当固定资产被处置、或者预期通过使用或处置不能产生经济利益时，终止确认该固定资产。固定资产出售、转让、报废或毁损的处置收入扣除其账面价值和相关税费后的金额计入当期损益。

(8) 在建工程

在建工程按实际发生的成本计量。实际成本包括建筑费用、其他为使在建工程达到预定可使用状态所发生的必要支出以及在资产达到预定可使用状态之前所发生的符合资本化条件的借款费用。在建工程在达到预定可使用状态时，转入固定资产并自次月起开始计提折旧。

当在建工程的可收回金额低于其账面价值时，账面价值减记至可收回金额(附注四(10))。

(9) 无形资产 -土地使用权

土地使用权按可使用年限 50 年平均摊销。

当无形资产的可收回金额低于其账面价值时，账面价值减记至可收回金额(附注四(10))。

对使用寿命有限的无形资产的预计使用寿命及摊销方法于每年年度终了进行复核并作适当调整。

四　重要会计政策和会计估计(续)

(10) 资产减值

固定资产，在建工程及无形资产等，于资产负债表日存在减值迹象的，进行减值测试。减值测试结果表明资产的可收回金额低于其账面价值的，按其差额计提减值准备并计入减值损失。可收回金额为资产的公允价值减去处置费用后的净额与资产预计未来现金流量的现值两者之间的较高者。资产减值准备按单项资产为基础计算并确认，如果难以对单项资产的可收回金额进行估计的，以该资产所属的资产组确定资产组的可收回金额。资产组是能够独立产生现金流入的最小资产组合。

上述资产减值损失一经确认，如果在以后期间价值得以恢复，也不予转回。

(11) 借款费用

发生的可直接归属于需要经过相当长时间的购建活动才能达到预定可使用状态之固定资产的购建的借款费用，在资产支出及借款费用已经发生、为使资产达到预定可使用状态所必要的购建活动已经开始时，开始资本化并计入该资产的成本。当购建的资产达到预定可使用状态时停止资本化，其后发生的借款费用计入当期损益。如果资产的购建活动发生非正常中断，并且中断时间连续超过3个月，暂停借款费用的资本化，直至资产的购建活动重新开始。

(12) 借款

借款按公允价值扣除交易成本后的金额进行初始计量，并采用实际利率法按摊余成本进行后续计量。于资产负债表日起 12 个月(含 12 个月)内偿还的借款为短期借款，其余借款为长期借款。

(13) 职工薪酬

职工薪酬主要包括工资、奖金、津贴和补贴、职工福利费、社会保险费及住房公积金、工会经费和职工教育经费等其他与获得职工提供的服务相关的支出。

于职工提供服务的期间确认应付的职工薪酬，并根据职工提供服务的受益对象计入相关资产成本和费用。

四 重要会计政策和会计估计(续)

(14) 预计负债

因产品质量保证和未决诉讼等形成的现时义务，其履行很可能导致经济利益的流出，在该义务的金额能够可靠计量时，确认为预计负债。对于未来经营亏损，不确认预计负债。

预计负债按照履行相关现时义务所需支出的最佳估计数进行初始计量，并综合考虑与或有事项有关的风险、不确定性和货币时间价值等因素。货币时间价值影响重大的，通过对相关未来现金流出进行折现后确定最佳估计数；因随着时间推移所进行的折现还原而导致的预计负债账面价值的增加金额，确认为利息费用。

于资产负债表日，对预计负债的账面价值进行复核并作适当调整，以反映当前的最佳估计数。

(15) 政府补助

政府补助，是指企业从政府无偿取得货币性资产或非货币性资产，但不包括政府作为企业所有者投入的资本。

政府补助只有当满足政府补助所附条件且确认能够收到政府补助时才能予以确认。

政府补助为货币性资产的，按照收到或应收的金额计量；当政府补助为非货币性资产的，应当按照公允价值计量；公允价值不能可靠取得的，按照名义金额计量。

与资产相关的政府补助，确认为递延收益，并在相关资产使用寿命内平均分配，计入当期损益。

与收益相关的政府补助，当用于补偿本公司以后期间的相关费用或损失的，确认为递延收益，并在确认相关费用的期间，计入当期损益；当用于补偿本公司已发生的相关费用或损失的，直接计入当期损益。

(16) 递延所得税资产和递延所得税负债

递延所得税资产和递延所得税负债根据资产和负债的计税基础与其账面价值的差额(暂时性差异)计算确认。对于按照税法规定能够于以后年度抵减应纳税所得额的可抵扣亏损，视同暂时性差异确认相应的递延所得税资产。对于商誉的初始确认产生的暂时性差异，不确认相应的递延所得税负债。对于既不影响会计利润也不影响应纳税所得额(或可抵扣亏损)的非企业合并的交易中产生的资产或负债的初始确认形成的暂时性差异，不确认相应的递延所得税资产和递延所得税负债。于资产负债表日，递延所得税资产和递延所得税负债，按照预期收回该资产或清偿该负债期间的适用税率计量。

四 重要会计政策和会计估计(续)

(16) 递延所得税资产和递延所得税负债(续)

递延所得税资产的确认以本公司很可能取得用来抵扣可抵扣暂时性差异、可抵扣亏损和税款抵减的应纳税所得额为限。

(17) 收入确认

收入的金额按照本公司在日常经营活动中销售商品和提供劳务时，已收或应收合同或协议价款的公允价值确定。收入按扣除增值税、商业折扣、销售折让及销售退回的净额列示。

与交易相关的经济利益能够流入本公司，相关的收入能够可靠计量且满足下列各项经营活动的特定收入确认标准时，确认相关的收入。

(a) 销售商品

在已将产品所有权上的主要风险和报酬转移给购货方，并且不再对该产品实施继续管理和控制，与交易相关的经济利益能够流入本公司，相关的收入和成本能够可靠计量时确认销售收入的实现。

(b) 提供劳务

在提供劳务交易的总收入和总成本能够可靠地计量，与交易相关的经济利益很可能流入企业，劳务的完成程度能够可靠地确定时，确认收入。

(c) 让渡资产使用权

利息收入按照时间比例为基础采用实际利率计算确定。

(18) 股利分配

现金股利于股东大会批准的当期，确认为负债。

四 重要会计政策和会计估计(续)

(19) 分部报告

业务分部是指本公司内可区分的、能够提供单项或一组相关产品或劳务的组成部分，该组成部分承担了不同于其他组成部分的风险和报酬。地区分部是指本公司内可区分的、能够在一个特定的经济环境内提供产品或劳务的组成部分。该组成部分承担了不同于在其他经济环境内提供产品或劳务的组成部分的风险和报酬。本公司以业务分部为主要报告形式，以地区分部为次要报告形式。

(20) 重要会计估计及其关键假设

本公司根据历史经验和其它因素，包括对未来事项的合理预期，对所采用的重要会计估计和关键假设进行持续的评价。

本公司对于未来所进行的估计和假设可能不能完全等同于与之相关的实际结果。本公司所作的对下一会计期间资产和负债账面价值可能产生重大调整的会计估计和假设为：

(a) 固定资产的预期减值

每当有事项和情况转变显示固定资产的账面价值可能不能回收时，本公司将对该等资产进行减值测试。该等资产或资产组的可回收金额按照使用价值确定，使用价值的计算需要作出适当的会计估计。

(b) 存货的预期减值

存货跌价准备按存货成本高于其可变现净值的差额计提。可变现净值所采用的存货售价、至完工时将要发生的成本、销售费用以及相关税费的金额需要作出适当的会计估计。

五 税项

本公司本年度适用的主要税种及其税率列示如下：

税种	税率	税基
企业所得税	24%	应纳税所得额
增值税	13% 或 17%	煤、矿石、蒸汽、水、煤气按应纳税销售额的 13%扣除当期允许抵扣的进项税后的余额计缴，其余按照应纳税销售额的 17%扣除当期允许抵扣的进项税后的余额计缴
营业税	3-5%	运输、计控及技术中心服务收入

本公司为设立于沿江开放城市生产性外商投资企业，2007 年度的企业所得税税率为 24%（2006 年：24%）。全国人民代表大会于 2007 年 3 月 16 日通过了《中华人民共和国企业所得税法》("新所得税法")，新所得税法自 2008 年 1 月 1 日起实施。本公司适用的企业所得税率自 2008 年 1 月 1 日起从 24%调整为 25%。

经2006年8月黄国税直函发[2006]011号批准，本公司自弥补以前年度累计亏损后第一个获利年度起，可享受"两免三减半"的税收优惠政策；经2006年8月黄国税直函发[2006]013号批准，本公司在规定的免征和减征企业所得税期间，同时免征3%的地方所得税。

根据国务院于2007年12月26日国发[2007]39号文发布的《关于实施企业所得税过渡优惠政策的通知》，自2008年1月1日起，原享受企业所得税"两免三减半"、"五免五减半"等定期减免税优惠的企业，新所得税法施行后继续按原税收法律、行政法规及相关文件规定的优惠办法及年限享受至期满为止。因此本公司仍然可以享受"两免三减半"的税收优惠政策。

本年度为本公司弥补以前年度累计亏损后第一个获利年度，免征企业所得税。

六 财务报表项目附注

(1) 货币资金

	2007 年 12 月 31 日	2006 年 12 月 31 日
现金	1,388	5,708
银行存款	129,876,704	196,531,187
其他货币资金	45,335,791	63,263,318
	175,213,883	259,800,213

货币资金中包括以下外币余额：

	2007 年 12 月 31 日			2006 年 12 月 31 日		
	外币金额	汇率	折合人民币	外币金额	汇率	折合人民币
美元	6,893,917	7.3046	50,357,303	8,407,660	7.8087	65,652,895
欧元	602,856	10.6669	6,430,608	86,738	10.2665	890,496
			56,787,911			66,543,391

于 2007 年 12 月 31 日，其他货币资金余额包括：
- 开出银行承兑汇票的保证金 40,158,897 元(2006 年 12 月 31 日：59,866,260 元) (附注六(11))；
- 开出信用证保证金 79,443 元(2006 年 12 月 31 日：1,397,058 元)；
- 银行汇票存款 5,097,451 元(2006 年 12 月 31 日：无)。

(2) 应收票据

	2007 年 12 月 31 日	2006 年 12 月 31 日
银行承兑汇票	156,866,014	133,517,926

于 2007 年 12 月 31 日，本公司无用于质押的银行承兑汇票 (2006 年 12 月 31 日：无)。

于 2007 年 12 月 31 日，本公司已经背书转让但尚未到期的银行承兑汇票共有 1,590,342,893 元(2006 年 12 月 31 日：1,110,349,498 元)。

于2007年12月31日，本公司并无未到期应收票据已向银行办理贴现的情况(2006年12月31日：无)。

六 财务报表项目附注(续)

(3) 应收账款及其他应收款

(a) 应收账款

	2006 年 12 月 31 日	本年增加	本年减少(*)	2007 年 12 月 31 日
应收账款	244,113,367			208,556,519
减：坏账准备	(148,841,079)	(2,092,327)	143,567,101	(7,366,305)
	95,272,288			201,190,214

* 本年减少额为账龄超过 5 年以上并经当地税务机关批准同意核销的应收账款，同时转销已于以前年度提取的相应的坏账准备。实际核销的款项中无因关联交易产生的款项。

应收账款账龄及相应的坏账准备分析如下：

	2007 年 12 月 31 日			2006 年 12 月 31 日		
	金额	占总额比例	坏账准备	金额	占总额比例	坏账准备
一年以内	202,703,236	97%	(3,537,922)	96,225,467	39%	(2,886,764)
一到二年	1,082,465	1%	(108,247)	1,079,079	1%	(107,908)
二到三年	1,014,005	-	(304,201)	811,846	-	(243,554)
三年以上	3,756,813	2%	(3,415,935)	145,996,975	60%	(145,602,853)
	208,556,519	100%	(7,366,305)	244,113,367	100%	(148,841,079)

六 财务报表项目附注(续)

(3) 应收账款及其他应收款

(a) 应收账款(续)

应收账款按类别分析如下：

	2007 年 12 月 31 日			
	金额	占总额比例	坏账准备	计提比例
单项金额重大(i)	46,090,516	22%	-	0%
单项金额不重大但组合风险较大(ii)	5,853,283	3%	(3,828,383)	65%
单项金额不重大且组合风险较小	156,612,720	75%	(3,537,922)	2%
	208,556,519	100%	(7,366,305)	4%

	2006 年 12 月 31 日			
	金额	占总额比例	坏账准备	计提比例
单项金额重大(i)	114,308,799	47%	(106,464,278)	93%
单项金额不重大但组合风险较大(ii)	41,666,236	17%	(39,732,651)	95%
单项金额不重大且组合风险较小	88,138,332	36%	(2,644,150)	3%
	244,113,367	100%	(148,841,079)	61%

(i) 于 2006 年 12 月 31 日，对部分账龄超过 5 年，且因债务人破产或债务单位已撤销，或债务人资不抵债、现金流量严重不足等逾期未能履行偿债义务，且具有明显特征表明无法收回的应收款项全额计提了坏账准备。本年度，该等应收账款已经核销完毕，并已转销相应计提的坏账准备。

(ii) 该等金额主要是单项金额不重大但逾期时间超过 1 年的应收款项。

(iii) 于 2007 年 12 月 31 日应收账款中无持有本公司 5%(含 5%)以上表决权股份的股东的欠款。

(iv) 年末应收账款前五名债务人欠款金额合计为 46,090,516 元，账龄为一年以内，占应收账款总额的 22%。

应收账款中包括以下外币余额：

	2007 年 12 月 31 日			2006 年 12 月 31 日		
	外币金额	汇率	折合人民币	外币金额	汇率	折合人民币
美元	17,956,270	7.3046	131,163,370	6,742,111	7.8087	52,647,122
欧元	88,684	10.6669	945,988	-	-	-
			132,109,358			52,647,122

六 财务报表项目附注(续)

(3) 应收账款及其他应收款(续)

(b) 其他应收款

	2006 年 12 月 31 日	本年增加	本年减少	2007 年 12 月 31 日
其他应收款	18,000,284			23,627,362
减：坏账准备	(12,602,472)	(534,437)	-	(13,136,909)
	5,397,812			10,490,453

其他应收款及相应的坏账准备分析如下：

	2007 年 12 月 31 日			2006 年 12 月 31 日		
	金额	占总额比例	坏账准备	金额	占总额比例	坏账准备
一年以内	10,763,102	46%	(684,096)	5,196,724	29%	(155,869)
一到二年	60,700	-	(6,210)	-	-	-
二到三年	-	-	-	460,887	3%	(138,594)
三年以上	12,803,560	54%	(12,446,603)	12,342,673	68%	(12,308,009)
	23,627,362	100%	(13,136,909)	18,000,284	100%	(12,602,472)

其他应收款按类别分析如下：

	2007 年 12 月 31 日			
	金额	占总额比例	坏账准备	计提比例
单项金额不重大但组合风险较大(i)	12,864,260	54%	(12,452,813)	97%
单项金额不重大且组合风险较小	10,763,102	46%	(684,096)	6%
	23,627,362	100%	(13,136,909)	56%

	2006 年 12 月 31 日			
	金额	占总额比例	坏账准备	计提比例
单项金额不重大但组合风险较大(i)	12,803,560	71%	(12,446,603)	97%
单项金额不重大且组合风险较小	5,196,724	29%	(155,869)	3%
	18,000,284	100%	(12,602,472)	70%

(i) 该等金额主要是单项金额不重大但逾期时间超过 1 年的其他应收款。

六 财务报表项目附注(续)

(3) 应收账款及其他应收款(续)

(b) 其他应收款(续)

(ii) 于 2007 年 12 月 31 日其他应收款中无持有本公司 5%(含 5%)以上表决权股份的股东的欠款。

(iii) 年末其他应收款前五名债务人欠款金额合计为 13,973,674 元，其中人民币 8,361,440 元账龄在一年以内，人民币 5,612,234 元账龄在五年以上，共占其他应收款总额的 59%。

年末其他应收款中无外币余额。

(4) 预付款项

	2007 年 12 月 31 日		2006 年 12 月 31 日	
	金额	占总额比例	金额	占总额比例
账龄				
一年以内	87,811,876	82%	73,660,045	85%
一到二年	12,736,086	12%	3,877,087	4%
二到三年	807,181	1%	3,655,474	4%
三年以上	5,893,432	5%	6,476,395	7%
	107,248,575	100%	87,669,001	100%

于 2007 年 12 月 31 日预付款项中无预付持有本公司 5%(含 5%)以上表决权股份的股东单位的款项。

于 2007 年 12 月 31 日，账龄超过一年的预付款项为 19,436,699 元(2006 年 12 月 31 日：14,008,956 元)，主要为预付工程款项，鉴于工程结算程序尚未完成，该款项尚未结清。

六 财务报表项目附注(续)

(4) 预付款项(续)

预付款项中包括以下外币余额：

	2007年12月31日			2006年12月31日		
	外币金额	汇率	折合人民币	外币金额	汇率	折合人民币
美元	279,959	7.3046	2,044,991	595,038	7.8087	4,646,478
欧元	2,159,390	10.6669	23,033,993	162,437	10.2665	1,667,664
			25,078,984			6,314,142

(5) 存货

	2006年12月31日	本年增加	本年减少	2007年12月31日
成本				
原材料	174,490,683			315,901,519
在产品	245,673,272			443,746,298
产成品	256,704,180			269,293,049
备件和辅助材料	70,691,061			60,032,799
	747,559,196			1,088,973,665
减：存货跌价准备		本年增加	本年减少	
在产品	(3,696,114)	(9,343,728)	904,500	(12,135,342)
产成品	(6,471,471)	(6,931,349)	-	(13,402,820)
备件和辅助材料	(24,364,832)	-	667,561	(23,697,271)
	(34,532,417)	(16,275,077)	1,572,061	(49,235,433)
	713,026,779			1,039,738,232

于 2007 年 12 月 31 日的存货成本中，无包含资本化的借款费用 (2006 年 12 月 31 日：无)。

六 财务报表项目附注(续)

(6) 固定资产

	房屋及建筑物	机器设备	运输工具	计算机及电子设备	合计
原价					
2006 年 12 月 31 日	801,213,490	1,872,559,592	27,226,093	49,432,280	2,750,431,455
在建工程转入 (附注六(7))	34,998,119	151,373,915	3,385,646	8,220,413	197,978,093
本年其他增加	2,170,213	28,548,414	145,860	6,265,711	37,130,198
本年减少	(18,534,659)	(62,631,036)	(2,413,732)	(13,438,871)	(97,018,298)
2007 年 12 月 31 日	819,847,163	1,989,850,885	28,343,867	50,479,533	2,888,521,448
累计折旧					
2006 年 12 月 31 日	(317,461,537)	(830,111,906)	(23,995,700)	(39,157,023)	(1,210,726,166)
本年计提	(15,806,933)	(95,370,642)	(2,303,613)	(2,089,216)	(115,570,404)
本年减少	14,454,181	47,168,707	2,290,725	12,953,839	76,867,452
2007 年 12 月 31 日	(318,814,289)	(878,313,841)	(24,008,588)	(28,292,400)	(1,249,429,118)
减值准备					
本年增加及 2007 年 12 月 31 日(a)	(2,083,544)	(8,507,549)	-	(7,190)	(10,598,283)
净值					
2007 年 12 月 31 日	498,949,330	1,103,029,495	4,335,279	22,179,943	1,628,494,047
2006 年 12 月 31 日	483,751,953	1,042,447,686	3,230,393	10,275,257	1,539,705,289

(a) 本公司对停用的一辅助生产车间的机器设备等固定资产(净值为 10,598,283 元)全额计提了减值准备，并计入资产减值损失(附注六(26))。

(b) 于 2007 年 12 月 31 日，本公司无用作抵押的固定资产(2006 年 12 月 31 日：有净值为 470,863,068 元的房屋及建筑物用作长期借款和应付票据的抵押物)。

(c) 2007 年度计入生产成本、营业费用及管理费用的折旧费用分别为：114,317,236 元、108,173 元及 1,144,995 元 (2006 年度：135,697,903 元、185,877 元及 1,549,931 元)。

六 财务报表项目附注(续)

(7) 在建工程

工程名称	预算数	2006年12月31日	本年增加	本年转入固定资产	2007年12月31日	资金来源	工程投入占预算的比例
连轧后步工序改造	31,600,000	4,813,777	28,153,370	(32,967,147)	-	自有资金	104%
电炉、精炼炉除尘系统改造	28,350,000	3,017,681	28,794,345	(31,812,026)	-	自有资金	112%
1#连铸机提升产品质量	19,000,000	4,311,044	13,230,286	(17,541,330)	-	自有资金	92%
五万气柜工程	13,067,520	7,571,253	8,601,339	(16,172,592)	-	自有资金	124%
110KV 保安线路	14,000,000	12,618	13,364,500	(13,377,118)	-	自有资金	96%
煤气输配送系统技改工程	14,000,000	8,120,321	4,868,036	(12,988,357)	-	自有资金	93%
一轧 850 工程	7,520,600	6,595,364	373,500	(6,968,864)	-	自有资金	93%
四炼钢产品结构调整技术改造	6,800,000	6,384,146	64,550	(6,448,696)	-	自有资金	95%
18/30MN 液压机组安装项目	28,500,000	-	25,022,373	-	25,022,373	自有资金	88%
大规格棒材精整工序改造（二期）	20,000,000	-	13,932,080	-	13,932,080	自有资金	70%
连轧厂电控系统改造	20,000,000	-	5,966,400	-	5,966,400	自有资金	30%
燃气锅炉替代燃煤、染油锅炉改造	11,000,000	-	4,123,275	-	4,123,275	自有资金	37%
新增一座步进梁式回热炉	27,000,000	-	3,281,857	-	3,281,857	自有资金	12%
工艺流程及物流优化改造	48,000,000	-	2,289,276	-	2,289,276	自有资金	5%
引进 16 吨保护气氛电渣炉	37,300,000	-	2,108,816	-	2,108,816	自有资金	6%
银亮线卷-棒功能和联合拉拔机	20,000,000	-	1,417,412	-	1,417,412	自有资金	7%
高炉煤气余压发电(TRT)工程	20,000,000	-	819,725	-	819,725	自有资金	4%
其他	134,078,800	37,236,840	62,942,520	(59,701,963)	40,477,397	自有资金	30%
减：在建工程减值准备*		(11,898,266)	-	-	(11,898,266)		
		66,164,778	219,353,660	(197,978,093)	87,540,345		

* 对于个别在建工程项目，本公司管理层依据市场情况决定停止建设，对前期已投入但无法出售也无法用于其他工程的部分计提了全额减值准备。

于本年度， 本公司的在建工程余额中不含资本化的借款利息费用(2006 年度：无)。

(除特别注明外，金额单位为人民币千元)

六 财务报表项目附注(续)

(8) 工程物资

	2007 年 12 月 31 日	2006 年 12 月 31 日
专用设备	3,185,365	26,652,951

(9) 无形资产

	原价	2006 年 12 月 31 日	本年摊销	2007 年 12 月 31 日	累计摊销额
土地使用权	42,706,416	31,255,094	(900,000)	30,355,094	12,351,322

于2007年12月31日，本公司无用作抵押的土地使用权(2006年12月31日：31,255,094元)。

(10) 短期借款

	币种	2007 年 12 月 31 日	2006 年 12 月 31 日
担保借款			
一保证(a)	人民币	-	1,000,000
信用借款(b)	人民币	5,000,000	5,000,000
		5,000,000	6,000,000

(a) 于 2006 年 12 月 31 日的余额为黄石市科学技术局支持本公司项目研究工程的专项免息借款，由一银行提供担保，并以 1,000,000 元银行存款作为保证金。该项借款已于 2007 年度到期后归还。

(b) 于 2007 年 12 月 31 日，该短期借款已到期，本公司正在与对方商讨具体还款安排。

(c) 2007 年度短期借款的加权平均年利率为 7.560% (2006 年度：7.560%)。

(11) 应付票据

	2007 年 12 月 31 日	2006 年 12 月 31 日
银行承兑汇票	39,043,188	179,327,685

于 2007 年 12 月 31 日，银行承兑汇票以银行存款 40,158,897 元(2006 年 12 月 31 日：以银行存款 59,866,260 元作为保证金和以部分固定资产作抵押)作为保证金(附注六(1))。

该等票据全部于 2008 年 2 月 1 日到期。

六 财务报表项目附注(续)

(12) 应付账款

于 2007 年 12 月 31 日，应付账款中含应付本公司关联方材料款 121,487,100 元(2006 年 12 月 31 日：无)。

于 2007 年 12 月 31 日，账龄超过一年的应付账款为 176,889,184 元(2006 年 12 月 31 日：193,861,381 元)，主要包括：

－已判决诉讼但未执行之应付款 11,321,831 元，本公司将按法院判决分阶段履行其债务；
－尚未结算的应付工程及设备款 45,895,710 元，鉴于工程结算程序尚未完成，该款项尚未进行最后清算；
－尚未结算的材料款 119,671,643 元，由于供应商尚未提供发票，该款项尚未最后结算。

(13) 预收款项

于 2007 年 12 月 31 日，预收款项中无预收持有本公司 5%(含 5%)以上表决权股份的股东的款项。

于 2007 年 12 月 31 日，账龄超过一年的预收款项为 33,721,601 元(2006 年 12 月 31 日：29,552,147 元)，主要为预收客户但尚未退回之钢材尾款。

预收款项中包括以下外币余额：

	2007 年 12 月 31 日			2006 年 12 月 31 日		
	外币金额	汇率	折合人民币	外币金额	汇率	折合人民币
美元	3,165,227	7.3046	23,120,717	2,726,915	7.8087	21,293,664
欧元	111,423	10.6669	1,188,538	-	-	-
			24,309,255			21,293,664

六　财务报表项目附注(续)

(14) 应付职工薪酬

	2006 年 12 月 31 日	本年增加	本年减少	2007 年 12 月 31 日
工资、奖金、津贴和补贴	9,373,114	68,316,877	(58,752,247)	18,937,744
职工福利费	1,200,000	7,397,242	(7,878,769)	718,473
工会经费和职工教育经费	4,759,170	1,675,972	(872,277)	5,562,865
	15,332,284	77,390,091	(67,503,293)	25,219,082

(15) 应交税费

	2007 年 12 月 31 日	2006 年 12 月 31 日
预交企业所得税(a)	(10,679,726)	(10,679,726)
(待抵扣增值税进项税)/应交增值税	(10,644,236)	4,376,298
应交城市维护建设税(b)	8,890,605	8,890,605
应交教育费附加 (b)	16,193,208	16,193,208
应交地方教育发展费 (c)	5,688,168	5,571,587
其他	8,374,262	7,677,648
	17,822,281	32,029,620

(a) 该金额为本公司在享受外商投资企业相关税收优惠前预交的企业所得税。

(b) 在本公司享受外商投资企业相关税收优惠前，城市维护建设税和教育费附加分别按实际缴纳的流转税(增值税和营业税)的 7%和 3%计缴。本公司在享受外商投资企业相关税收优惠后停止缴交相关地方税项。本公司正在与当地税务机关就该等税费的尾款的缴纳安排进行磋商。

(c) 地方教育发展费按销售收入的 1 ‰计缴。

六 财务报表项目附注(续)

(16) 其他应付款

	2007 年 12 月 31 日	2006 年 12 月 31 日
应付客户销售返利	24,651,184	14,028,980
应付排污处理费	23,586,575	23,586,575
应付利息	3,579,708	38,612,233
应付钢材代运费	6,031,932	4,669,125
应付销售保证金	12,221,754	12,221,754
应付外贸销售运费	5,111,088	3,128,178
其他	76,924,407	62,527,813
	152,106,648	158,774,658

于 2007 年 12 月 31 日，其他应付款中无应付持有本公司 5%(含 5%)以上表决权股份的股东的款项。

于 2007 年 12 月 31 日，账龄超过一年的其他应付款为 48,234,388 元(2006 年 12 月 31 日：82,024,333 元)，主要包括应付黄石市政府有关部门之排污处理费，双方已达成了初步的支付计划，但具体安排尚在进一步的磋商中。

(17) 长期借款

	币种	2007 年 12 月 31 日	2006 年 12 月 31 日
担保借款			
一保证(a)	人民币	-	100,000,000
一抵押(b)	人民币	-	280,000,000
信用借款(c)	人民币	347,905,000	102,905,000
		347,905,000	482,905,000
减：一年内到期的长期借款			
一抵押(b)	人民币	-	(100,000,000)
一信用	人民币	(2,905,000)	(2,905,000)
		345,000,000	380,000,000

(a) 该借款由原第一大股东冶钢集团提供担保，利息每月支付一次，已于 2007 年偿还。

(b) 于 2006 年 12 月 31 日，以部分房屋和建筑物 (附注六(6))以及土地使用权(附注六(9)) 作为抵押物。利息每月支付一次；其中本金 100,000,000 元须于 2007 年偿还，作为一年内到期的长期借款列示；其余部分于 2008 年到期偿还。

上述一年内到期的抵押借款 100,000,000 元于 2007 年度到期偿还。其余借款已经于 2007 年度提前偿还。

六 财务报表项目附注(续)

(17) 长期借款(续)

(c) 于 2007 年 12 月 31 日，逾期的信用借款的情况如下：

借款单位	年利率	借款金额
中国工商银行	7.56%	2,905,000

上述逾期借款的具体还款期限仍然在磋商之中。

(d) 长期借款按贷款银行列示如下：

	2007 年 12 月 31 日	2006 年 12 月 31 日
中国交通银行黄石市分行	150,000,000	180,000,000
中国农业银行黄石市分行	50,000,000	100,000,000
招商银行黄石市分行	50,000,000	100,000,000
中国国家进出口银行	95,000,000	-
	345,000,000	380,000,000

(e) 长期借款到期日分析如下：

	2007 年 12 月 31 日	2006 年 12 月 31 日
一到二年	295,000,000	180,000,000
二到五年	50,000,000	200,000,000
	345,000,000	380,000,000

(f) 2007 年度长期借款的加权平均年利率为 6.23%(2006 年：5.24%)。

(18) 预计负债

	2006 年 12 月 31 日	本年增加	本年减少	2007 年 12 月 31 日
法律诉讼等有关费用(a)	13,738,148	46,973	(889,431)	12,895,690
预计毁约赔偿损失(b)	18,248,196	-	-	18,248,196
质量异议赔偿(c)	1,500,000	1,904,246	-	3,404,246
	33,486,344	1,951,219	(889,431)	34,548,132

(a) 由于本公司部分债务涉及未决诉讼，根据管理层对诉讼结果的估计以及《合同法》的规定，对可能需要承担的违约金、迟延履行期间的债务利息及诉讼费等作出了预提。

六 财务报表项目附注(续)

(18) 预计负债(续)

(b) 对于一停建的在建工程，本公司预计供应商和建造商可能要求继续履行合同或者提出毁约赔偿，根据合同条款和管理层的估计，对可能遭受的损失计提了相应的预计负债。

(c) 由于本公司个别销售的产品涉及质量异议，根据管理层的估计，对可能遭受的赔偿损失作出了预提。

(19) 股本

	2006 年 12 月 31 日	可上市流通的限售股份(b)	2007 年 12 月 31 日
有限售条件股份一人民币普通股	282,371,216	(13,810,684)	268,560,532
无限售条件股份一人民币普通股	167,037,264	13,810,684	180,847,948
股份总额(a)	449,408,480	-	449,408,480

(a) 本公司设立时注册股本为普通股 20,922.8 万股，每股面值人民币 1 元，共计人民币 20,922.8 万元。本公司于 1997 年 3 月向境内投资者发行了 7,000 万股普通股，并在深圳证券交易所挂牌上市交易。发行后经过数次的分股和配股后，总股本增至 44,940.8 万元(详见附注一)。

(b) 根据2006年1月12日本公司股东大会通过的股权分置改革方案，自2006年2月7日起，本公司全体非流通股股东持有的非流通股获得上市流通权，股权性质变更为有限售条件的流通股，但约定了1至3年不等的限售期(详见附注一)。于本年度，有6位持有有限售条件流通股股东的承诺限售期到期，其所持股份13,810,000股转为无限售条件流通股。

另外，根据 2007 年 4 月 5 日中国证券监督管理委员会发布的证监公司字[2007]56 号文件《上市公司董事、监事和高级管理人员所持本公司股份及其变动管理规则》，上市公司董事、监事和高级管理人员在任职期间，每年通过集中竞价、大宗交易、协议转让等方式转让的股份不得超过其所持本公司股份总数的 25%。于本年度，共计有 684 股(占其个人所持本公司股份总数的 25%)转为无限售条件流通股。

六　财务报表项目附注(续)

(20) 资本公积

	2006年12月31日	本年增加	本年减少	2007年12月31日
股本溢价	264,908,962	-	-	264,908,962
其他资本公积				
原制度资本公积转入				
一债务重组收益(a)	145,950,186	-	-	145,950,186
一关联交易差价(b)	74,794,126	-	-	74,794,126
	485,653,274	-	-	485,653,274

(a) 其他资本公积主要为以前年度豁免的银行借款本金和利息、因诉讼案件和解并执行完毕后豁免的债务以及供应商采购款让利等。

(b) 本公司于以前年度向关联方销售管坯的毛利高于20%，根据财政部于2001年12月21日的财会[2001]64号《关联方之间出售资产等有关会计处理问题暂行规定》，销售给关联公司的钢坯的毛利超过成本20%的部分已于以前年度计入资本公积。

(21) 盈余公积

	2006年12月31日	本年提取	本年减少	2007年12月31日
法定盈余公积金	84,196,234	32,362,686	-	116,558,920

根据《中华人民共和国公司法》、本公司章程及董事会的决议，本公司按年度净利润的10%提取法定盈余公积金，当法定盈余公积金累计额达到股本的50%以上时，可不再提取。法定盈余公积金经有关部门批准后可用于弥补亏损，或者增加股本。除了用于弥补亏损外，法定盈余公积金于增加股本后，其余额不得少于股本的25%。本公司2007年按可供分配的利润323,626,851元的10%提取法定盈余公积金32,362,686元(2006年：31,765,928元)。

(22) 利润分配

根据2008年3月13日董事会决议，董事会提议本公司向全体股东发放现金股利，每10股人民币2元(含税)，按2007年末总股本449,408,480股计算，拟派发现金股利共计89,881,696元，上述提议尚待股东大会批准，不确认为2007年12月31日的负债。

六 财务报表项目附注(续)

(23) 营业收入和营业成本

	2007 年度	2006 年度
主营业务收入(a)	5,667,408,095	4,543,900,208
其他业务收入(b)	240,633,758	273,003,947
	5,908,041,853	4,816,904,155

(a) 主营业务收入和主营业务成本

	2007 年度		2006 年度	
	主营业务收入	主营业务成本	主营业务收入	主营业务成本
轴承钢	857,025,368	770,983,275	670,446,136	601,178,734
齿轮钢	746,511,058	682,036,546	662,629,412	579,268,379
弹簧钢	623,345,781	582,179,769	539,300,388	530,979,665
高合金工模具钢	148,422,734	133,488,554	178,654,700	157,584,089
合结钢	1,497,260,294	1,380,404,823	1,076,947,869	966,368,943
炭结钢	1,166,120,338	1,079,205,065	820,031,007	780,140,901
管坯	497,507,973	472,458,819	590,319,742	547,563,032
其他钢种	131,214,549	111,631,698	5,570,954	4,238,407
	5,667,408,095	5,212,388,549	4,543,900,208	4,167,322,150

本公司前五名客户销售的收入总额为 1,151,283,848 元，占本公司全部销售收入的 20%。

(b) 其他业务收入和其他业务成本

	2007 年度		2006 年度	
	其他业务收入	其他业务成本	其他业务收入	其他业务成本
材料销售(i)	128,024,591	119,596,647	166,967,176	162,080,583
动力销售(ii)	67,320,164	58,606,857	66,462,562	64,833,837
其他	45,289,003	40,168,849	39,574,209	33,142,039
	240,633,758	218,372,353	273,003,947	260,056,459

(i) 材料销售收入主要为向关联方销售的废钢、矿石及燃料等原材料。

(ii) 动力销售收入主要为向关联方销售的氧气、煤气及电力等。

六　财务报表项目附注(续)

(24) 营业税金及附加

	2007 年度	2006 年度
营业税	541,588	361,339
自营出口关税	8,384,638	-
	8,926,226	361,339

(25) 财务费用

	2007 年度	2006 年度
借款利息支出	24,513,571	36,411,525
减：利息收入	(2,385,534)	(1,991,477)
汇兑损失	9,658,093	1,654,263
减：汇兑收益	(1,134,849)	(39,779)
其他收益	(2,044,484)	(326,498)
	28,606,797	35,708,034

(26) 资产减值损失

	2007 年度	2006 年度
坏账损失 (附注(六)(3))	2,626,764	903,755
转回坏账准备(附注十一(2))	(885,113)	(91,704,148)
存货跌价损失(附注(六)(5))	14,703,016	7,045,495
在建工程减值损失	-	11,898,266
固定资产减值损失(附注(六)(6))	10,598,283	-
	27,042,950	(71,856,632)

(27) 营业外收入及营业外支出

(a) 营业外收入

	2007 年度	2006 年度
处置固定资产收益	95,883	355,022
债务重组收益*	38,246,984	-
政府补贴	3,100,000	-
其他	1,115,927	1,416,155
	42,558,794	1,771,177

六 财务报表项目附注(续)

(27) 营业外收入及营业外支出(续)

(a) 营业外收入(续)

*该金额主要包含一项以前年度与银行的债务重组过程中被豁免的借款利息 35,415,775 元，于本年度完成相关清理手续后确认为债务重组利得。

(b) 营业外支出

	2007 年度	2006 年度
处置固定资产损失	19,610,121	728,399
诉讼损失	1,949,837	1,864,745
预计赔偿损失	-	18,248,196
其他	326,565	51,722
	21,886,523	20,893,062

(28) 每股收益

(a) 基本每股收益

基本每股收益以归属于本公司普通股股东的净利润除以本公司发行在外普通股的加权平均数计算:

	2007 年度	2006 年度
归属于本公司普通股股东的净利润	323,626,851	317,659,280
发行在外普通股的加权平均数	449,408,480	449,408,480
基本每股收益	0.720	0.707

(b) 稀释每股收益

本公司无稀释性的潜在普通股，因此稀释每股收益与基本每股收益一致。

六 财务报表项目附注(续)

(29) 现金流量表附注

(a) 将净利润调节为经营活动现金流量

	2007 年度	2006 年度
净利润	323,626,851	317,659,280
加：资产减值准备	27,042,950	(71,856,632)
固定资产折旧	115,570,404	137,433,711
无形资产摊销	900,000	900,000
处置固定资产的净损失	19,514,238	467,901
财务费用	24,791,193	37,574,974
投资损失	-	(145,221)
存货的增加	(341,414,469)	(7,837,162)
经营性应收项目的(增加)/减少	(319,183,961)	163,429,851
经营性应付项目的增加/(减少)	293,857,982	(74,360,493)
经营活动产生的现金流量净额	144,705,188	503,266,209

	2007 年度	2006 年度
(b) 不涉及现金收支的重大投资和筹资活动	165,889,615	126,594,976

(c) 现金净变动情况

	2007 年度	2006 年度
现金的年末余额	134,975,543	196,536,895
减：现金的年初余额	(196,536,895)	(69,531,139)
现金净(减少)/增加额	(61,561,352)	127,005,756

(d) 现金

	2007 年 12 月 31 日	2006 年 12 月 31 日
货币资金一		
库存现金	1,388	5,708
银行存款	129,876,704	196,531,187
其他货币资金	45,335,791	63,263,318
	175,213,883	259,800,213
减：受到限制的存款	(40,238,340)	(63,263,318)
现金年末余额	134,975,543	196,536,895

六 **财务报表项目附注(续)**

(29) **现金流量表附注(续)**

(e) 支付其他与经营活动有关的现金

现金流量表中支付其他与经营活动有关的现金主要包括:

	2007 年度	2006 年度
运输费	6,358,423	10,004,244
行政费用	13,888,167	8,903,043
技术开发费	2,233,236	4,682,524
其他	680,404	2,847,793
	23,160,230	26,437,604

(f) 2006 年度收到的其他与投资活动有关的现金主要是收回冶钢集团以及其子公司冶钢集团进出口公司非经营性占用资金共计 115,238,224 元。

(30) 分部报告

(1) 主要报告形式

由于本公司之营业收入、费用、资产及负债主要与生产和销售钢材及其相关产品有关，本公司没有编制业务分部资料。

(2) 次要报告形式

	2007 年度	2006 年度
对外交易收入		
境内销售	5,086,010,066	4,630,118,429
境外销售	822,031,787	186,785,726
	5,908,041,853	4,816,904,155

七 关联方关系及其交易

(1) 最终控股股东

(a) 最终控股股东基本情况

	注册地	业务性质
中信泰富	香港	业务多元化，侧重于所熟悉及具有丰富经验之业务。业务范围涵盖在中国的特钢制造，物业发展及投资、发电、航空、香港海底隧道、信息业和汽车及消费品的批发和分销等行业。

(b) 最终控股股东注册资本及其变化

	2006 年 12 月 31 日 (万元)	本年增加 (万元)	本年减少 (万元)	2007 年 12 月 31 日 (万元)
中信泰富	120,000(港币)	-	-	120,000(港币)

(c) 最终控股股东对本公司的持股比例和表决权比例

	2006 年 12 月 31 日		2007 年 12 月 31 日	
	持股比例	表决权比例	持股比例	表决权比例
中信泰富	58.13%	58.13%	58.13%	58.13%

(2) 不存在控制关系的关联方的性质

关联企业名称	与本公司的关系
新冶钢	第一大股东
中信投资	第二大股东
江阴兴澄特种钢铁有限公司("兴澄特种钢铁")	同受一最终控股股东控制
江阴泰富兴澄特种材料有限公司("兴澄特种材料")	同受一最终控股股东控制
湖北中特新化能科技有限公司("中特新化能")	同受一最终控股股东控制

七 关联方关系及其交易(续)

(3) 关联交易

(a) 定价政策

本公司关联交易包括采购货物、销售货物、加工钢材、提供煤气、蒸汽、空气、氧气、水电劳务等，其价格均依据关联方签定的关联交易合同。具体定价按下列原则协商确定：

一国家物价部门定价的，按国家定价；
一没有国家定价的，以市场价格为标准；
一市场价格难以衡量时，以实际成本加一定比例为标准商定协议价格，加成比例视具体货物而定，但不超过成本的 20%。

(b) 采购货物

	2007 年度	2006 年度
新冶钢(i)	1,364,754,093	1,116,219,872
中特新化能(ii)	531,693,530	-
兴澄特种钢铁	19,774,594	-
兴澄特种材料	12,369,829	-
	1,928,592,046	1,116,219,872

(i) 本公司主要从新冶钢购买原材料、连铸坯以及钢材等，主要包括：

本公司以市场价从新冶钢采购矿石、铁精矿、焦丁等大宗原材料作为相互生产调配之需。2007 年度的采购金额为 541,732,508 元(2006 年度：503,086,678 元)。

本公司以协议价格从新冶钢采购连铸坯。2007 年度的采购金额为 456,066,515 元 (2006 年度：421,340,969 元)。

本公司以协议价格从新冶钢采购钢材，2007 年度的采购金额为 366,955,070 元 (2006 年度：186,792,225 元)。

(ii) 中特新化能于本年度正式投产后主要生产焦炭供本公司生产使用。

2007 年度本公司向关联方采购货物占货物采购总额的 37%(2006 年度：30%)。

七 关联方关系及其交易(续)

(3) 关联交易(续)

(c) 销售货物

	2007 年度	2006 年度
新冶钢(i)	632,592,192	1,087,530,527
中特新化能(ii)	42,797,081	-
兴澄特种钢铁	2,019,151	4,235,456
	677,408,424	1,091,765,983

(i) 本公司主要向新冶钢提供辅料备件和连铸坯、以及通过该公司出口钢材等，主要包括：

本公司以采购成本价向新冶钢提供辅料备件等。2007 年度的销售金额为 126,999,015 元(2006 年度：162,317,107 元)。

本公司以协议价格向新冶钢销售连铸坯。2007 年度的销售金额为 497,507,973 元 (2006 年度：590,319,742 元)。

本公司自 2006 年 9 月获得产品出口权后开始实行自营出口。本年度执行上年与新冶钢签订的尚未完成的出口合同，共计向新冶钢销售钢材 8,085,204 元 (2006 年度：309,682,697 元)。

(ii) 本公司主要以采购成本价向中特新化能调度电和辅料备件等。

2007 年度本公司向关联方销售货物占销售总额的 11%(2006 年度：23%)。

(d) 提供劳务

	2007 年度	2006 年度
新冶钢	3,567,238	9,698,620
中特新化能	3,885,027	-
	7,452,265	9,698,620

本公司向新冶钢及中特新化能提供仪表维护、检斤、运输等服务，并以协议价格收取服务费。2007 年度本公司向关联方提供劳务占同类劳务收入的 100%(2006 年度：100%)

七 关联方关系及其交易(续)

(3) 关联交易(续)

(e) 接受劳务

	2007 年度	2006 年度
新冶钢	2,974,189	6,448,078

本公司主要是以协议价格向新冶钢购买运输、安装劳务等。

2007 年度本公司向关联公司购买劳务占同类劳务支出的 5%(2006 年度：12%)。

(f) 销售固定资产

	2007 年度	2006 年度
新冶钢	763,926	5,508,121

本公司主要是以账面净值向新冶钢转让其生产所需的机器设备等。

(g) 购入固定资产

	2007 年度	2006 年度
新冶钢	10,453,046	6,227,973

本公司主要从新冶钢购入生产所需的机器设备等。

七 关联方关系及其交易(续)

(4) 关联方应收、应付款项余额

(a) 应收账款

	2007 年 12 月 31 日	2006 年 12 月 31 日
兴澄特种钢铁	37,903	1,466,428

于 2007 年 12 月 31 日，本公司对以上应收关联方款项占应收款项总额 0%(2006 年 12 月 31 日：0%)，无计提坏账准备(2006 年 12 月 31 日：无)。

(b) 应付账款

	2007 年 12 月 31 日	2006 年 12 月 31 日
新冶钢	85,746,450	-
中特新化能	34,251,576	-
兴澄特种材料	1,489,074	-
	121,487,100	-

于 2007 年 12 月 31 日，本公司应付关联方款项占应付款项总额 12%(2006 年 12 月 31 日：0%)。

八 资本性承诺事项

以下为于资产负债表日，已签约而尚不必在财务报表上确认的资本支出承诺：

	2007 年 12 月 31 日	2006 年 12 月 31 日
房屋、建筑物及机器设备	71,374,234	52,292,794

2006 年已披露但截至 2007 年 12 月 31 日尚未履行完毕的资本性承诺为 1,487,634 元。

九　首次执行企业会计准则

按原会计准则和制度列报的 2006 年年初及年末股东权益、2006 年度净利润调整为按企业会计准则列报的股东权益及净利润的调节项目列示如下：

	2006 年 1 月 1 日 股东权益	2006 年度 净利润	2006 年 12 月 31 日 股东权益
按原会计准则和制度列报的金额	968,479,228	317,659,280	1,322,031,965
少数股东权益转入	-	-	-
长期股权投资差额	-	-	-
其中：同一控制下企业合并形成的长期股权投资差额	-	-	-
其他采用权益法核算的长期股权投资贷方差额	-	-	-
商誉	-	-	-
其中：同一控制下企业合并产生的商誉	-	-	-
非同一控制下企业合并产生商誉的减值准备	-	-	-
以公允价值计量且其变动计入当期损益的金融资产以及可供出售金融资产	-	-	-
开发费用资本化	-	-	-
一般借款借款费用资本化	-	-	-
所得税	-	-	-
其中：递延所得税资产	-	-	-
递延所得税负债	-	-	-
按企业会计准则列报的金额	968,479,228	317,659,280	1,322,031,965

本公司于 2007 年 1 月 1 日首次执行企业会计准则，并在 2006 年年度报告的新旧会计准则股东权益差异调节表中披露了按照企业会计准则追溯调整后的 2007 年 1 月 1 日的股东权益。在编制本财务报表时，本公司按照《企业会计准则解释第 1 号》的要求，对首次执行日有关资产、负债及所有者权益项目的账面余额进行了复核，复核结果显示对上述 2007 年 1 月 1 日的股东权益不需要作出修正。

九 首次执行企业会计准则(续)

根据中国证监会《公开发行证券的公司信息披露规范问答第 7 号 – 新旧会计准则过渡期间比较财务会计信息的编制和披露》的要求，本公司假设自 2006 年 1 月 1 日开始全面执行财政部于 2006 年 2 月 15 日颁布的企业会计准则，并编制备考利润表。备考利润表与经审计年度净利润调节如下：

	2006 年度
按照企业会计准则编制或追溯调整后的净利润	317,659,280
假设全面执行企业会计准则的调整项目	
其中：债务重组利得确认为营业外收入(原会计准则确认为资本公积)	35,893,457
假设 2006 年 1 月 1 日全面执行企业会计准则的模拟净利润	353,552,737

十 资产负债表日后事项

根据本公司于 2008 年 3 月 13 日的董事会决议，批准分派 2007 年现金股利每 10 股现金 2 元(含税)，共 89,881,696 元。

十一 扣除非经常性损益后的净利润

	2007 年度	2006 年度
净利润	323,626,851	317,659,280
加：处置非流动资产净损失	19,514,238	373,377
减：政府补贴	(3,100,000)	-
债务重组收益	(38,246,984)	-
以前年度对原关联方非经营性占用资金计提的坏账准备的转回(2)	-	(91,704,148)
其他营业外收支净额	1,160,475	18,748,508
扣除非经常性损益后的净利润	302,954,580	245,077,017

(1) 非经常性损益明细表编制基础

根据《公开发行证券公司信息披露规范问答第 01 号-非经常性损益》的规定，非经常性损益是指公司发生的与经营业务无直接关系，以及虽与经营业务相关，但由于其性质、金额或发生频率，影响了正常反映公司经营、盈利能力的各项交易、事项产生的损益。

(2) 该金额为于2006年度收回的原关联方非经营性占用资金91,704,148元。

2006年度在编制《非经常性损益明细表》时作为非经常性损益项目扣除。鉴于该笔款项属于原关联方非经营性占用资金，其收回非常特殊，且金额重大，本公司认为该款项符合2007年修订后的《公开发行证券的公司信息披露规范问答第1号-非经常性损益》中有关非经常性损益的定义，所以在编制2006年度比较数字时将其作为非经常性损益项目扣除。其他以前年度已经计提的各项减值准备的转回一般不作为非经常性损益项目列示。

2007 年度资产减值准备明细表

项目	2006 年 12 月 31 日	本期计提	本期减少数		2007 年 12 月 31 日
			转回	核销	
一、坏账损失	161,443,551	2,626,764		(143,567,101)	20,503,214
二、存货跌价损失	34,532,417	16,275,077		(1,572,061)	49,235,433
三、可供出售金融资产减值损失					
四、持有至到期投资减值损失					
五、长期股权投资减值损失	2,659,621			(2,659,621)	0
六、投资性房地产减值损失					
七、固定资产减值损失		10,598,283			10,598,283
八、工程物资减值损失					
九、在建工程减值损失	11,898,266				11,898,266
十、生产性生物资产减值损失					
十一、油气资产减值损失					
十二、无形资产减值损失					
十三、商誉减值损					
十四、其他					
合计	210,533,855	29,500,124		(147,798,783)	92,235,196

公司负责人：蔡星海　　　　总经理：钱刚　　　　总会计师：王培熹

新旧会计准则股东权益差异调节表对比披露表

单位：（人民币）元

项目名称	2007 年报披露数	2006 年报原披露数	差异	原因说明
2006 年 12 月 31 日股东权益（原会计准则）	1,322,031,965.00	1,322,031,965.00	0.00	无差异
长期股权投资差额				
其中：同一控制下企业合并形成的长期股权投资差额				
其他采用权益法核算的长期股权投资贷方差额				
拟以公允价值模式计量的投资性房地产				
因预计资产弃置费用应补提的以前年度折旧等				
符合预计负债确认条件的辞退补偿				
股份支付				
符合预计负债确认条件的重组义务				
企业合并				
其中：同一控制下企业合并商誉的账面价值				
根据新准则计提的商誉减值准备				
以公允价值计量且其变动计入当期损益的金融资产以及可供出售金额资产				
以公允价值计量且其变动计入当期损益的金融负债				
金融工具分拆增加的权益				
衍生金融工具				
所得税				
少数股东权益				
B 股、H 股等上市公司特别追溯调整				
其他				
2007 年 1 月 1 日股东权益（新会计准则）	1,322,031,965.00	1,322,031,965.00	0.00	无差异

利润表调整项目表

（2006.1.1—12.31）　　单位：（人民币）元

项目	调整前	调整后
营业成本	4,427,378,609.00	4,427,378,609.00
销售费用	36,057,550.00	36,057,550.00
管理费用	-12,999,035.00	52,619,311.00
公允价值变动收益	0.00	
投资收益	145,221.00	145,221.00
所得税	0.00	
净利润	317,659,280.00	317,659,280.00

净利润差异调节表

单位：（人民币）元

项目	金额
2006.1.1—12.31 净利润（原会计准则）	317,659,280.00
加：追溯调整项目影响合计数	
其中：营业成本	
销售费用	
管理费用	
公允价值变动收益	
投资收益	
所得税	
其他	
减：追溯调整项目影响少数股东损益	
2006.1.1—12.31 归属于母公司所有者的净利润（新会计准则）	317,659,280.00
假定全面执行新会计准则的备考信息	
一、加：其他项目影响合计数	35,893,457.00
其中：开发费用	
债务重组损益	35,893,457.00
非货币性资产交换损益	
投资收益	
所得税	
其他	
二、加：追溯调整项目影响少数股东损益	
三、加：原年度财务报表列示的少数股东损益	
2006.1.1—12.31 模拟净利润	353,552,737.00

净资产收益率及每股收益计算表

编制单位：大冶特殊钢股份有限公司　　　　会计报表属期：2007 年

报告期利润	净资产收益率		每股收益	
	全面摊薄	加权平均	基本每股收益	稀释每股收益
	（%）	（%）	（元）	（元）
归属于公司普通股股东的净利润	19.67	21.81	0.720	0.720
扣除非经常性损益后归属于公司普通股股东的净利润	18.41	20.42	0.674	0.674

净资产收益率及每股收益计算表

编制单位：大冶特殊钢股份有限公司　　　　会计报表属期：2006 年

报告期利润	净资产收益率		每股收益	
	全面摊薄	加权平均	基本每股收益	稀释每股收益
	(%)	(%)	（元）	（元）
归属于公司普通股股东的净利润	24.03	27.74	0.707	0.707
扣除非经常性损益后归属于公司普通股股东的净利润	18.54	21.40	0.545	0.545

计算过程

（1） 每股收益

① 基本每股收益

A、基本每股收益（归属于公司普通股股东的净利润）

2007 年＝323,626,851/449,408,480=0.720

2006 年＝317,659,280/449,408,480=0.707

B、 基本每股收益（扣除非经常性损益后的归属于公司普通股股东的净利润）

2007 年＝(323,626,851-20,672,271)/ 449,408,480=0.674

2006 年＝(317,659,280-72,582,263)/ 449,408,480=0.545

② 稀释每股收益

A、 稀释每股收益（归属于公司普通股股东的净利润）

2007 年＝323,626,851/449,408,480=0.720

2006 年＝317,659,280/449,408,480=0.707

B、 稀释每股收益（扣除非经常性损益后的归属于公司普通股股东的净利润）

2007 年＝(323,626,851-20,672,271)/ 449,408,480=0.674

2006 年＝(317,659,280-72,582,263)/ 449,408,480=0.545

（2） 净资产收益率

① 全面摊薄净资产收益率

A、全面摊薄净资产收益率（归属于公司普通股股东的净利润）

2007 年＝323,626,851/1,645,658,816*100%=19.67%

2006 年＝317,659,280/1,322,031,965*100%=24.03%

B、全面摊薄净资产收益率（扣除非经常性损益后的归属于公司普通股股东的净利润）

2007 年＝(323,626,851-20,672,271)/ 1,645,658,816*100%=18.41%

2006 年＝(317,659,280-72,582,263)/ 1,322,031,965*100%=18.54%

② 加权平均净资产收益率

A、加权平均净资产收益率（归属于公司普通股股东的净利润）

2007 年＝323,626,851/（1,645,658,816+1,322,031,965）/2*100%=21.81%

2006 年＝317,659,280/(1,322,031,965+968,479,228)/2*100%=27.74%

B、 加权平均净资产收益率（扣除非经常性损益后的归属于公司普通股股东的净利润）

2007 年＝(323,626,851-20,672,271)/(1,645,658,816+1,322,031,965)

/2*100%=20.42%
2006 年=(317,659,280-72,582,263)/(1,322,031,965+968,479,228)
/2*100%=21.40%

十一、备查文件目录

（一）载有法定代表人、主管会计工作负责人、会计机构负责人签名并盖章的会计报表。

（二）载有会计师事务所盖章、注册会计师签名并盖章的审计报告原件。

（三）报告期内在中国证监会指定报纸上公开披露过的所有公司文件的正本及公告的原稿。

董事长：蔡星海

大冶特殊钢股份有限公司

董　事　会

2008年3月13日

****

完

香港， 二零零八年三月十四日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的 2007 年年度報告摘要。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司

DAYE SPECIAL STEEL CO., LTD.

2007年年度报告摘要

董事长:蔡星海

大冶特殊钢股份有限公司 2007 年年度报告摘要

§1 重要提示

1.1 本公司董事会、监事会及董事、监事、高级管理人员保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。本年度报告摘要摘自年度报告全文，投资者欲了解详细内容，应阅读年度报告全文。

1.2 没有董事、监事、高级管理人员声明对年度报告内容的真实性、准确性、完整性无法保证或存在异议。

1.3 普华永道中天会计师事务所有限公司为本公司出具了标准无保留审计意见的审计报告。

1.4 公司董事长蔡星海先生、总经理钱刚先生、总会计师王培熹先生声明：保证年度报告中财务报告的真实、完整。

§2 公司基本情况简介

2.1 基本情况简介

股票简称	大冶特钢
股票代码	000708
上市交易所	深圳证券交易所
注册地址和办公地址	湖北省黄石市黄石大道 316 号
邮政编码	435001
公司国际互联网网址	http://www.dayesteel.com.cn
电子信箱	Dytg0708@163.com

2.2 联系人和联系方式

	董 事 会 秘 书	证 券 事 务 代 表
姓名	王培熹	王平国
联系地址	湖北省黄石市黄石大道 316 号	湖北省黄石市黄石大道 316 号
电话	0714-6297373	0714--6297373
传真	0714-6297280	0714-6297280
电子邮箱	Dytg0708@163.com	Dytg0708@163.com

§3 会计数据和业务数据摘要

3.1 主要会计数据

	2007年	2006年		本年比上年增减（%）	2005年	
		调整前	调整后	调整后	调整前	调整后
营业收入	5,908,041,853	4,816,904,155	4,816,904,155	22.65	4,778,585,107	4,778,585,107
利润总额	323,626,851	317,659,280	317,659,280	1.88	80,367,507	80,367,507
归属于上市公司股东的净利润	323,626,851	317,659,280	317,659,280	1.88	80,367,507	80,367,507
归属于上市公司股东的扣除非经常性损益的净利润	302,954,580	256,830,062	245,077,017	23.62	77,151,316	86,978,488
经营活动产生的现金流量净额	144,705,188	532,677,656	503,266,209	-71.25	193,702,590	193,702,590
	2007年末	2006年末		本年末比上年末增减（%）	2005年末	
		调整前	调整后	调整后	调整前	调整后
总资产	3,440,322,222	2,958,462,131	2,958,462,131	16.29	3,173,131,050	3,173,131,050
所有者权益（或股东权益）	1,645,658,816	1,322,031,965	1,322,031,965	24.48	968,479,228	968,479,228

3.2 主要财务指标

	2007年	2006年		本年比上年增减（%）	2005年	
		调整前	调整后	调整后	调整前	调整后
基本每股收益注2	0.720	0.707	0.707	1.84	0.179	0.179
稀释每股收益	0.720	0.707	0.707	1.84	0.179	0.179
扣除非经常性损益后的基本每股收益	0.674	0.571	0.545	23.67	0.172	0.194
全面摊薄净资产收益率	19.67	24.03	24.03	下降4.36个百分点	8.30	8.30
加权平均净资产收益率	21.81	27.74	27.74	下降5.93个百分点	8.71	8.71
扣除非经常性损益后全面摊薄净资产收益率	18.41	19.43	18.54	下降0.13个百分点	7.97	8.98
扣除非经常性损益后的加权平均净资产收益率	20.42	22.43	21.40	下降0.98个百分点	8.36	9.42
每股经营活动产生的现金流量净额	0.322	1.185	1.120	-71.25	0.431	0.431
	2007年末	2006年末		本年末比上年末增减（%）	2005年末	
		调整前	调整后	调整后	调整前	调整后
归属于上市公司股东的每股净资产	3.662	2.942	2.942	24.47	2.155	2.155

非经常性损益项目

√适用 □不适用

非经常性损益项目	金额
1、处置固定资产的净损失	19,514,238
2、债务重组收益	-38,246,984
3、其他营业外收入	-4,215,927
4、其他营业外支出	2,276,402
合计影响数	-20,672,271

采用公允价值计量的项目

□适用 √不适用

3.3 境内外会计准则差异

□适用 √不适用

§4 股本变动及股东情况

4.1 股份变动情况表

单位：股

	本次变动前		本次变动增减（+、-）					本次变动后	
	数量	比例	发行新股	送股	公积金转股	其他	小计	数量	比例
一、有限售条件股份	282,371,216	62.83				-13,810,684	-13,810,684	268,560,532	59.76
1、国家持股									
2、国有法人持股									
3、其他内资持股	155,752,736	34.65				-13,810,684	-13,810,684	141,942,052	31.58
其中									
境内非国有法人持股	155,750,000	34.65				-13,810,000	-13,810,000	141,940,000	31.58
境内自然人持股	2,736					-684	-684	2,052	
4、外资持股	126,618,480	28.18						126,618,480	28.18
其中									
境外法人持股	126,618,480	28.18						126,618,480	28.18
境外自然人持股									
二、无限售条件股份	167,037,264	37.17				+13,810,684	+13,810,684	180,847,948	40.24
1、人民币普通股	167,037,264	37.17				+13,810,684	+13,810,684	180,847,948	40.24
2、境内上市的外资股									
3、境外上市的外资股									
4、其他									
三、股份总数	449,408,480	100.00						449,408,480	100.00

有限售股份变动情况表

股东名称	年初限售股数	本年解除限售股数	本年增加限售股数	年末限售股数	限售原因	解除限售日期
湖北新冶钢有限公司	134,620,000	0	-	134,620,000	股改	2009 年 2 月 7 日
中信泰富（中国）投资有限公司	126,618,480	0	-	126,618,480	股改	2009 年 2 月 7 日
东风汽车公司	7,980,000	7,980,000	-	0	股改	2007 年 8 月 30 日
襄阳汽车轴承股份有限公司	3,420,000	0	-	3,420,000	股改	2008 年 2 月 25 日
湖北正智资产管理有限公司	2,280,000	0	-	2,280,000	股改	2007 年 8 月 7 日
中国一拖集团有限公司	2,280,000	2,280,000	-	0	股改	2007 年 8 月 30 日
天同证券有限责任公司	1,300,000	1,300,000	-	0	股改	2007 年 8 月 30 日
中国北车集团北京南口机车车辆机械厂	1,140,000	0	-	1,140,000	股改	2008 年 2 月 25 日
武汉石化石油液化气公司	1,140,000	1,140,000	-	0	股改	2007 年 2 月 8 日
无锡市宏裕百货商店	840,000	840,000	-	0	股改	2007 年 5 月 24 日
上海宏成物业有限公司	300,000	0	-	300,000	股改	2008 年 2 月 25 日
北内集团总公司	270,000	270,000	-	0	股改	2007 年 8 月 30 日
无锡市国联投资管理咨询有限公司	180,000	180,000		180,000	股改	2008 年 2 月 25 日
傅柏树	2,736	684	-	2,052	高管	
合计	282,371,216	13,810,684	-	268,560,532	-	-

说明：湖北正智资产管理有限公司所持2,280,000股有限售条件的流通股，到解除限售期后，该股东未提出解除限售申请。

在股权分置改革中，湖北华乐投资有限公司对所持有的非流通股未作出限售承诺，按照《上市公司股权分置改革管理办法》的规定，该公司所持非流通股自改革方案实施之日起，在 12 个月内不上市交易或转让。2007 年 7 月 11 日，根据济南市市中区人民法院的裁定，天同证券有限责任公司承接华乐投资所持 130 万股股份在中国证券登记结算有限责任公司深圳分公司办理了过户登记手续。该股东与原股东对所持限售股份均履行了法定的规定。

襄阳汽车轴承股份有限公司、中国北车集团北京南口机车车辆机械厂、上海宏成物业有限公司、无锡市国联投资管理咨询有限公司分别所持有的 342 万股、114

万股、30 万股、18 万股有限售条件的流通股于 2008 年 2 月 25 日解除限售期，上市流通。

4.2 前 10 名股东、前 10 名流通股股东或无限售条件股东持股情况表

股东总数	36,799 户				
前 10 名股东持股情况					
股东名称	股东性质	持股比例（%）	持股总数	持有有限售条件股份数量	质押或冻结的股份数量
湖北新冶钢有限公司	境内非国有法人	29.95	134,620,000	134,620,000	
中信泰富（中国）投资有限公司	境外法人	28.18	126,618,480	126,618,480	
银丰证券投资基金	其他	4.00	17,959,981	0	
全国社保基金一零二组合	其他	2.00	9,000,000	0	
东风汽车公司	其他	1.78	7,980,000	0	
上海浦东发展银行一广发小盘成长股票型证券投资基金	其他	1.17	5,255,268	0	
中国工商银行一易方达价值成长混合型证券投资基金	其他	1.07	4,800,665	0	
兴业银行股份有限公司一兴业全球视野股票型证券投资基金	其他	1.07	4,788,053	0	
中国工商银行一汇添富均衡增长股票型证券投资基金	其他	1.00	4,481,698	0	
国际金融一中行一中金股票精选集合资产管理计划	其他	0.79	3,568,568	0	

前 10 名无限售条件股东持股情况

股东名称	持有无限售条件股份数量	股份种类
银丰证券投资基金	17,959,981	人民币普通股
全国社保基金一零二组合	9,000,000	人民币普通股
东风汽车公司	7,980,000	人民币普通股
上海浦东发展银行一广发小盘成长股票型证券投资基金	5,255,268	人民币普通股
中国工商银行一易方达价值成长混合型证券投资基金	4,800,665	人民币普通股
兴业银行股份有限公司一兴业全球视野股票型证券投资基金	4,788,053	人民币普通股
中国工商银行一汇添富均衡增长股票型证券投资基金	4,481,698	人民币普通股
国际金融一中行一中金股票精选集合资产管理计划	3,568,568	人民币普通股
全国社保基金一零八组合	3,000,000	人民币普通股
国际金融一渣打一GOV'T OF SINGAPORE INVEST CORP. PTE LTD.	2,545,630	人民币普通股

上述股东关联关系或一致行动的说明	公司前10名股东中，前第1名股东和前第2名股东系同一实际控制人中信泰富有限公司控制的下属公司，属于《上市公司收购管理办法》中规定的一致行动人。未知前10名流通股股东之间及前10名流通股股东和前10名股东之间是否存在关联关系。

4.3 控股股东及实际控制人情况介绍

4.3.1 控股股东及实际控制人变更情况

□适用 √不适用

4.3.2 控股股东及实际控制人具体情况介绍

(1) 公司控股股东情况

公司名称：	湖北新冶钢有限公司
法定代表人：	李松兴
注册资本：	24,183万美元
变更日期：	2004年10月15日
企业类型：	中外合资经营
主要经营业务或管理活动：	生产销售黑色、有色金属材料和相应的工业辅助材料及承接来料加工业务；钢铁冶炼、金属压延加工、钢坯、钢锭、钢材、钢管、球墨铸铁管及管件、焦炭、金属制品制造、机械及仪表电器制造和修理、化工产品（不含危险品和限制类产品）制造和供应。

(2) 公司实际控制人情况

公司名称：	中信泰富有限公司（CITIC Pacific Limited）
成立日期：	1985年1月8日
法定股本：	港币12亿元
主要经营业务或管理活动：	业务多元化，侧重于所熟悉及具有丰富经验之业务。业务范围涵盖在中国的特钢制造，物业发展及投资、发电、航空、香港海底隧道、信息业和汽车及消费品的批发和分销等行业。

4.3.3 公司与实际控制人之间的产权及控制关系的方框图



中信泰富有限公司
100%
GOLDEN CREST COMPANY LTD
100%
SILVER ASCOT HOLDINGS LTD
100%
宝泰有限公司
100%
YAN LINK COMPANY LIMITED
100%
中信泰富(中国)投资有限公司
100%
盈联钢铁有限公司
95%
湖北新冶钢有限公司
29.95%
28.18%
大冶特殊钢股份有限公司

§5 董事、监事和高级管理人员

5.1 董事、监事和高级管理人员持股变动及报酬情况

姓 名	性别	职 务	任期起止日期	年龄	年初持股数	年末持股数	变动原因	报告期内从公司领取的报酬总额(万元)	报告期被授予的股权激励情况				是否在股东单位或其他关联单位领取
									可行权股数	已行权数量	行权价	期末股票市价	
蔡星海	男	董事长	2006.2-2008.1	63					-				是
李松兴	男	董事	2006.2-2008.1	54					-				是
罗铭韬	男	董事	2006.2-2008.1	44					-				是
邵鹏星	男	董事	2006.2-2008.1	58					-				是
钱 刚	男	董事 总经理	2005.1-2008.1	41				40	-				否
文 武	男	董事	2006.2-2008.1	47					-				是
王培熹	男	董事 总会计师 董事会秘书	2005.1-2008.1	58				30	-				否
吴茂清	男	独立董事	2005.1-2008.1	65				5	-				否
周志海	男	独立董事	2005.1-2008.1	61				5	-				否
沈 岩	男	独立董事	2005.1-2008.1	44				5	-				否
顾友良	男	独立董事	2005.1-2008.1	68				5	-				否
傅柏树	男	监事会主席	2005.1-2008.1	54	2,736	2,736			-				是
谢德辉	男	监事	2006.2-2008.1	53					-				是
吴巨波	男	监事	2005.1-2008.1	42					-				是
刘亚平	男	监事	2005.1-2008.1	48				12.5	-				否
黄旭光	男	监事	2005.1-2008.1	41				12.5	-				否
高国华	男	副总经理	2005.1-2008.1	39				30	-				否
王社教	男	副总经理	2005.1-2008.1	41				30	-				否

§6 董事会报告

6.1 管理层讨论与分析

（一）报告期内经营情况讨论和分析

1、报告期内公司经营情况的回顾

2007年，公司实现营业收入590,804万元，同比增长22.65%；实现利润总额、净利润均为32,363万元，同比增长1.88%；扣除非经常性损益后的净利润30,295万元，同比增长23.62%。

在宏观调控力度加大、市场急剧变化、原材料价格大幅飙升的严峻形势下，公司取得上述业绩，主要基于以下原因：

（1）钢、钢材的生产量和销售量比上年增长。公司全年生产钢112.61万吨，比上年增加9.51万吨，增长9.22%；生产钢材116.44万吨，比上年增加5.32万吨，增长4.79%；销售钢材117.22万吨，比上年增加1.82万吨，增长1.58%，产销率为100.67%。全年生产经营保持良好的运行态势。

（2）产品结构的调整和优化取得成效。一批高质量、高附加值的高端产品取得重大突破，轴承钢、齿轮钢、弹簧钢、高压锅炉管坯等主导产品分别增长12.80%、32.43%、2.05%、28.02%，其中高、特级轴承钢、齿轮钢、弹簧钢分别增长39.7%、45.82%、96.23%；成功开发出99个品种36.75万吨新产品，同比增长95.83%。在多项产品得到世界著名企业认可和接受的基础上，高级轴承钢的6个牌号独家通过瑞典SKF公司的认证，其供货量比上年增长94.81%；齿轮钢通过全球最大的汽车零部件公司德国博世公司认证，成为全球合格供应商；铁路用渗碳轴承钢、弹簧钢获铁道部认可；银亮钢、易切削钢获国家实物质量金杯奖；为“嫦娥一号”所需的尖端产品供货，提前三个月完成供“神七”工程材料，展示我公司在特钢水平上的提升。同时，开发的国防重点工程配套的产品得到“质量过硬、保障有力”的奖牌。

（3）技术创新喜获成果。《一种高质量低磷硫高合金钢的混炼方法》申请为国家发明专利，《多口连体导卫》获国家实用新型专利授权，一项专利获第十届中国专利奖优秀奖，5项成果被评为省重大科技成果，《冶钢连轧线生产高精度合金棒材盘卷工艺及控轧控冷技术》获湖北省科技进步三等奖，成功申报国家、省、市

科研项目5项，可获支持经费750万元。公司被科技部认定为国家重点高新技术企业，公司技术中心通过国家发改委联合五部委组织的年度评审。

（4）出口钢材大幅增长，产品结构和市场分布有所改善。全年出口钢材17.06万吨，实现创汇额1.21亿美元，分别同比增长50.97、69.98%，出口钢材的综合毛利率比内贸钢材的毛利率增长1.4个百分点。顺应国家宏观调控的要求，出口合结钢、弹簧钢、轴承钢和新开发的新品种占出口总量的56.58%，同比增长14.78%。重点拓展了欧洲市场，其出口份额达32%，比上年增长19个百分点。

（5）采购成本得到有效控制，工序成本进一步降低，产品销售、产品价格联动机制产生快速反映。公司管理层预测原材料的涨价信息，果断决策，提前作好原料储备，仅进口矿提前签约就降低采购成本2,250万元。抓好基层单位的降本攻关，通过降低焦比、合金、电耗、煤气消耗等，工序成本比上年降低8,747万元，降低率为1.9%。

（6）节能减排提前达标。万元产值能耗为1.22吨标煤/万元，比上年降低5.43%，连续两年完成省、市下达的节能指标；关停高耗能、高污染的煤气发生炉，采用高炉煤气，实现了能源结构的调整。公司的粉尘排放量、烟尘排放量、二氧化硫排放量、化学需氧量排放量分别比上年下降29.85%、46.29%、33.12%、18.81%，达到了“十一五”环保控制指标的要求，为公司持续发展奠定了基础。

（7）技术改造正在发挥投资效益。围绕提高品种质量、增强发展后劲，实施技改项目27项，完成投资20,113万元，其中完工项目15项，当年创效1,899万元。如这两年建设并正在完善的银亮钢生产线，去年生产的1.4万吨银亮材，具有高精度、零缺陷的特点，适应了军工、航空、高速列车的需求；对一轧钢2.2M热锯进行技改，新建大退火炉、大缓冷坑，保持了大规格退火材的国内领先地位，生产量较上年增长55.78%。

2、公司主营业务及其经营状况

公司所属行业为特种钢铁行业，主营业务范围：钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。报告期内，公司的主营业务未发生重大变化。

（1）主营业务收入、主营业务利润、净利润的构成情况

2007年公司主营业务按行业分布情况：

单位：人民币元

行业	营业收入	同比增减（%）	营业成本	同比增减（%）	营业利润率（%）	同比增减（%）
船舶行业	62,964,003	22.02	58,845,948	29.39	6.54	-5.33
钢压延加工业	1,566,066,962	19.75	1,327,876,362	9.29	15.21	8.11
锅炉及原动力机械制造业	215,400,800	-53.95	176,062,846	-56.87	18.26	5.52
汽车制造业	2,135,009,136	20.75	2,119,447,962	27.38	0.73	-5.17
石油天然气开采业	367,338,067	71.07	317,831,423	65.29	13.48	3.03
铁路行业	276,405,255	32.80	224,914,867	47.58	18.63	-8.15
轴承行业	631,510,539	35.38	578,485,166	29.71	8.40	4.01
航空航天及其它行业	298,238,081	-10.23	266,834,357	-12.30	10.53	2.10

2007年公司主营业务按产品分布情况：

单位：人民币元

产品	营业收入	同比增减（%）	营业成本	同比增减（%）	营业利润率（%）	同比增减（%）
碳结碳工钢	1,232,542,169	6.58	1,132,934,861	3.23	8.08	2.99
弹簧轴承钢	1,487,173,875	26.89	1,357,857,353	20.29	8.70	5.01
合结合工钢	2,439,433,829	23.32	2,223,132,327	25.98	8.87	-1.92
特殊合金钢	153,149,212	-35.46	138,002,037	-21.69	9.89	-15.85
其它	240,633,758	-11.86	218,372,353	-16.03	9.25	4.51

2007年公司主营业务按地区分布情况：

单位：人民币元

地区	营业收入	同比增减（%）	营业成本	同比增减（%）	营业利润率（%）	同比增减（%）
华北	725,962,489	146.82	652,930,663	146.77	10.06	0.02
东北	625,473,709	68.45	567,950,278	74.82	9.20	-3.30
华东	1,032,404,577	-23.37	965,814,482	-23.38	6.45	0.01
中南	3,133,095,205	12.64	2,853,405,739	11.54	8.93	0.90
西北	35,996,863	58.07	30,197,769	57.95	16.11	0.06

（2）报告期内主要供应商、客户情况：

公司向前5名供应商合计采购金额占年度采购总额的比例是32.81 %；

公司向前5名客户销售额合计占公司销售总额的比例是20.31 %。

3、公司资产构成及变动情况：

项目	2007 年		2006 年		占总资产比例增减（+/-）
	金额（元）	比例（%）	金额（元）	比例（%）	
总资产	3,440,322,222	100	2,958,462,131	100	
应收帐款	201,190,214	5.85	95,272,288	3.22	2.63
存货	1,039,738,232	30.22	713,026,779	24.10	6.12
投资性房地产	-	-	-	-	-
长期股权投资	-	-	-	-	-
固定资产净值	1,628,494,047	47.34	1,539,705,289	52.04	-4.70
在建工程	87,540,345	2.54	66,164,778	2.24	0.30
工程物资	3,185,365	0.09	26,652,951	0.90	-0.81
短期借款	5,000,000	0.15	6,000,000	0.20	-0.05
长期借款	345,000,000	10.03	380,000,000	12.84	-2.81

变动原因:

（1）报告期内应收账款比上年增加，主要原因是公司出口钢材销售为信用证结算方式所致。

（2）报告期内存货比上年增加，主要原因是由于原材料价格比上年有较大幅度的上涨，致使存货成本上升。

（3）固定资产变动主要为报告期内完成技术改造项目转入固定资产19,798万元所致。

（4）报告期内银行借款比2006年度减少，主要原因是为了优化资金配置，保持合理的资金结构。尽量减少银行借款以降低财务费用。

4、公司营业费用、管理费用、财务费用、所得税情况

单位：人民币元

项目	2007 年	2006 年	增减率（%）
销售费用	51,315,932	36,057,550	42.32
管理费用	58,434,466	52,619,311	11.05
财务费用	28,606,797	35,708,034	-19.89
所得税	-	-	-

变动原因：

（1）报告期内销售费用比上年增加，主要原因是出口产品销售量的增加和公司加强了产品销售的售后服务工作所致；

（2）报告期内管理费用比上年增加，主要原因是执行新会计准则后对有关科目进行重分类所致。

（3）报告期内财务费用较上年减少主要原因是合理理财,导致银行借款利息减少。

5、报告期内公司现金流量相关数据情况：

单位：人民币元

项目	2007年	2006年	增减额
经营活动产生的现金流量	144,705,188	503,266,209	-358,561,021
投资活动产生的现金流量	-46,358,887	107,965,538	-154,324,425
筹资活动产生的现金流量	-159,907,653	-484,225,991	324,318,338

变动原因：

（1）经营活动产生的现金流量减少主要原因是出口产品较上年增加，其销售结算主要为信用证结算方式，同时本年度增加原材料储备及在产品资金；

（2）投资活动产生的现金流量减少主要原因是上年收回原第一大股东及关联方占用资金；

（3）筹资活动产生的现金流量增加主要原因是偿还借款及支付利息减少。

6、主要控股公司及其参股公司的情况：

广州大冶特钢新产品有限公司是本公司的全资子公司，其业务性质为商业企业，主要经营范围是钢材销售，注册资本2,050,000元。该公司已吊销。

7、公司控制的特殊目的主体情况

公司无控制的特殊主体情况。

（二）对公司未来发展的展望

1、公司所处行业的发展趋势及公司面临的市场竞争格局

展望2008年，根据国内外对钢材形势的预测，优特钢市场主要呈现以下特点：

一是特钢市场需求趋旺。我国制造业的发展为特钢提供了支撑。如我国连续两年实现年制造发电设备1亿千瓦，今后每年仍维持7,000万千瓦水平；到2010年，铁路快速客运网总规模将达2万公里，总投资高达2,200亿元的京沪高铁已正式启动；煤炭工业规划到2010年实现大、中型煤矿机械化采煤率分别达95%和80%以上，汽车的产量从2001年的246万辆以每年平均增加100万辆的速度递增，2008

年冲击 1,000 万辆大关。制造业的旺盛需求，决定了优特钢的发展态势，给公司优特钢的生产带来商机。

二是特钢生产成本上升。2007 年，铁矿石、废钢、铁合金、煤炭、焦碳价格以及海运费持续走高，甚至突破历史高点。2008 年一季度，原材料价格继续上涨，市场变化难以预料的因素增多。企业面临成本上升和盈利空间缩小的压力。

三是钢材出口下降。2007 年，我国钢材出口创造了历史新高，国家从 4 月份开始，先后 4 次出台调整有关产品出口的税率，包括降低、取消部分产品出口退税，并对一些品种征收出口关税，使得钢材出口的成本上升，出口量下降。2008 年，国家又调整钢材出口关税，初级产品的出口关税率提高至 25%。受国家宏观政策的影响，预计全国钢材的出口总量下降，并会进一步控制低档次钢材的出口量，鼓励一批高质量、高附加值的钢材出口。

四是对特钢产品的要求更高。“十一五”期间，特钢下游行业对产品质量要求更高。不仅要保证钢材的性能、寿命、安全性、经济性、可靠性，而且对钢材的延伸率、收缩率、强度极限值、屈服极限值、冲击功都有要求。随着落后产能的淘汰，用户越来越倾向于购买品牌企业、品牌产品，钢材市场将进入自主品牌竞争阶段。

以上优特钢市场运行的特点表明，2008 年，优特钢总的趋势是继续发展，不确定因素也较突出，需要我们继续转变增长方式，向品种质量效益型发展，向节资、节能和降低成本上发展。

2、公司未来发展的机遇和挑战

行业的发展趋势和竞争格局，给公司 2008 年带来了良好的发展机遇和严峻挑战。发展机遇主要来自以下五个方面：

1、国家按照控总量、稳物价、调结构、促平衡的基调加强宏观调控，鼓励和支持发展特钢，淘汰落后产能，控制“两高一资”产品出口，必将引导和促进特钢行业向着又好又快的方向发展。

2、2007 年，中国生产粗钢 48,924 万吨，而生产特殊钢约占粗钢产量的 8%，这与欧、美、日等发达国家 18-25%的比例相比差距很大。随着国家经济又好又快的

发展，对特钢的需求将越来越大，对特钢产品档次的要求越来越高。因此，发展特钢有很大的空间。

3、国家批准武汉城市圈为“两型社会”综合配套改革试验区，无疑为区域经济的发展提供了前所未有的契机。公司处于该区域。其基础设施、配套服务和装备制造业对特钢的旺盛需求和区域的政策优势，将为公司发展提供强有力的支撑。

4、近几年来，公司投入4亿多元资金，对技术装备进行配套改造，完善了高标准、专业化的生产线，有研发和生产军工、轴承、齿轮、弹簧、工模具等特种钢材的能力，品牌创优潜力大。

5、公司建立了国内外的营销网络，特别是建立了国外开发高端产品市场网络，直供销售比例逐年增加，销售的渠道通畅，从而对公司的生产经营活动起到促进作用。

严峻挑战主要来自以下四个方面：

1、国内钢材市场总体产能过剩，再加上国家抑制钢铁出口政策效应逐步显现，出口减少，钢铁产品回流，将加剧国内市场供求矛盾，重点是冲击中、低端产品市场。

2、原燃料价格继续大幅涨价，导致钢铁企业的成本大幅上升，消化成本的压力越来越大，拥有铁矿石等原料资源的企业获得更低的成本，从而获得更高的收益。公司没有资源优势，其企业效益将受到影响。

3、品种质量是特钢下游行业的首选要求。公司在对开发的高档产品形成规模生产、对确保产品质量的稳定性、对满足有特殊要求钢材的客户需求以及提高成材率等方面，还要作出不懈的努力。

4、去年以来银行多次加息，企业融资成本不断上升。人民币加速升值，导致出口产品汇率风险加大。

从市场、自身和环境因素分析，2008年，尽管面临严峻挑战，但发展的机遇还是存在，有些发展中的问题可以通过自身的努力去解决，化不利条件为有利条件，公司的盈利能力依然有潜力。特钢企业发展的关键是要占领高端产品市场，提高产品附加值和技术含量，致力于提升企业专业化水平。为此，公司要坚持“品牌、高质、高效”的发展战略，争取取得新一轮的良好业绩。

3、2008年度经营计划和措施

经营计划：钢产量114万吨，钢材产量118万吨，钢材销售量118万吨，实现销售收入63亿元。实现上述目标，主要落实以下措施：

（1）打造精品名牌。经过市场调研，国内外高端产品的市场需求巨大。为此，公司计划在发挥品牌效应的基础上，落实品牌、高质、高效战略的攻关目标：获省名牌产品2项，通过3家国际著名公司认证，已通过认证产品的市场份额逐步扩大，争取高质高效的品牌产品达钢材总量的四分之一，高、特级轴承钢、高级弹簧钢分别增长50%、150%，高合金军工钢翻一番；银亮材、大规格退火材、异型扁钢、系泊链钢的产能要有较大突破；易切削非调钢、工程机械用钢、铁路专用真空渗碳轴承钢、铁路专用弹簧扣件用钢、SKF轴承钢，在国内顶替进口产品，在国外进行全球供应，共占钢总量的3%，高质量轴承钢通过FAG认证，进入欧洲市场；创出一批适应用户个性化要求的新产品，并逐步形成工艺标准规范、产品专业化生产能力强的生产路线

（2）确保产品质量的稳定性和高质量。针对有的高端产品质量不稳定的情况，强化"零缺陷"的质量理念，把坚持质量第一的方针贯穿于生产全过程，对每个环节、每道工序都要严格工艺和操作纪律，推进精益生产，保证精料、精炼、精轧，达到出精品的结果。从源头上把好原材料进口关，抓好过程控制、关键要素控制、最终产品控制，提高过程监控能力；针对"现场工艺和质量的稳定性、生产组织模式和工艺流向的稳定性"问题，进行技术难题攻关，提高各类品种的质量，提高成材率1%，实现产品一次检验合格率大于95%。

（3）建立稳定的销售市场和原料供应基地，确保原料供应和销售市场定位。国内要抓住高端行业的发展机遇，扩大高质高效产品的销售，扩大最佳销售半径市场，创建中南基地，提高直供销售比例，推进差异化服务，加强与重点大户的战略合作，建立互利共赢的销售网络。外贸要发挥品牌规格优势，高附加值钢材出口比例达60%以上，特别是抓住SKF轴承钢、高级齿轮钢成为全球供应商的契机，重点推出1-2个拳头产品；开发美洲市场，发展欧洲、中东、印度市场，形成多元化市场格局。加强供应基地建设，与供应商建立长期稳定的合作关系，满足经营规模对原材料的需求。

（4）加大降本力度。伴随着科技进步，公司的生产要不断节约资源，降低消耗。面对高成本的压力，首先要控制采购成本，积极拓宽供货渠道，建立稳固的资源供应链，采取先人一步的采购策略，把握采购先机，按照最佳成本配备采购原料，重点优化高炉、电炉炉料结构；其次，强化生产过程的成本控制，降低焦比、钢铁料、合金、耐材、电极消耗，利用先进技术节约电力、水、氧气等能源，改革工艺，优化物流，降低工序成本 1.5%；同时节约费用，控制成本的增长。

2008 年，继续降低粉尘排放量、烟尘排放量、二氧化硫排放量、化学需氧量排放量，进一步改善环境质量。

（5）加快技改项目的达产达效。二轧钢生产∮20-30mm 高合金钢技改，将扩大占单位总量 60%的高合金材的生产量和规格；连轧新建加热炉，可提高占单位总量 8%的高端产品的产能，满足 SKF 轴承钢的质量要求；锻钢 18/30MN 液压机组，可开发大规格的锻材，并同步发展扁、方、环等锻件，提高锻材产能 30%。今年，实施技改项目 20 项，投资 26,589 万元。其中，去年结转项目 12 项，新上项目 8 项，重点是：新建 3 号连铸机，与四炼钢 RH 炉“双工位”改造配套，改变现有的生产组织模式，提高红送比，实现产品 100%真空处理，增加高端产品产量，拓宽品种，提高质量；对 7 号电炉进行扩容改造，提高钢的产能，理顺工艺路线；新增 1000 吨液压压力矫直机，满足大规格棒材矫直的要求；新建钟罩式保护气氛退火炉、台车式退火炉，分别提高盘卷、锻材的退火质量，以满足国内风力发电等急需材料的要求。新项目的投产，预计可实现年直接创效 3,600 万元。

（6）建设适应企业发展的人才队伍。以能力建设为核心，以结构优化为主线，以培养职业人才为重点，以举办学历班和全面培训为载体，从提供发展平台、改善待遇条件和创造较优的环境入手，建设管理人员、专技人员、操作人员三支队伍，保持员工队伍的专业结构、能级结构、年龄结构和素养水平，以适应 2008 年公司发展和各项工作的要求。

4、公司实现经营计划的资金需求、使用计划及资金来源

2008年，根据公司的经营计划和工作目标，资金的需求会加大。资金来源的渠道主要通过自有资金和银行贷款，来满足生产经营和技术改造所需的资金。

5、公司面临的风险因素及对策

（1）2007年以来，以铁矿石为代表的原材料价格出现大幅上涨。进入2008年以来，铁精矿、硅铁、煤炭等原材料价格继续上涨。从而，给降本增效带来巨大的压力。

对策：加强供应基地建设，在废钢、矿石、合金的采购上，建立新的基地，按品种新增战略伙伴；按生产工艺要求，测算原材料的性价比，按照最佳成本配比进行采购；利用中信泰富三钢信息平台，联合招标采购，实现低价高储，高价少购，控制采购成本。强化生产全过程的节能降耗工作，控制能耗和成本。

（2）2008年，国家实施稳健的财政政策和从紧的货币政策，上调法定准备金率和加息的可能性很大，这对钢铁企业及相关上下游行业的发展将带来新的不确定性，对公司的现金流量带来一定的影响。

对策：本着互利共赢的原则，加强上下游企业的合作，形成物资战略供应链以及与银行联系进行供应链金融合作；优化资金配置，保持合理的资金结构，尽量减少银行借款，降低财务费用。

（3）2007年，由于国家出台的限制钢材产品出口政策的影响以及人民币升值等因素导致钢材出口呈现前高后低的走势。2008年，国家继续调整钢材出口关税，预计钢材出口总量将同比减少，对出口的低端产品将带来较大影响。

对策：发挥公司的品牌优势，扩大轴承钢、齿轮钢、弹簧钢、合结钢等高端产品的出口量，扩大国家鼓励的特钢延伸产品和符合用户个性化要求的新产品的出口量；在出口的市场布局上，发展多区域市场，形成新型的市场格局，在努力保持去年出口水平的基础上，力争实现钢材出口的新增长。

6.2 主营业务分行业、产品情况表

请见6.1 管理层讨论与分析。

6.3 主营业务分地区情况

请见6.1 管理层讨论与分析。

6.4 募集资金使用情况

□适用 √不适用

变更项目情况

□适用 √不适用

6.5 非募集资金项目情况

√适用 □不适用

项目名称	项目金额(万元)	项目进度	项目收益情况(万元)
四炼钢 1#连铸机改造	84	2007 年 1 月完工	
四炼钢电炉、精炼炉除尘系统改造	1,556	2007 年 8 月完工	电炉、精炼炉烟气排放达标
连轧后步工序改造	1,447	2007 年 11 月完工	年创效 620 万元
二炼铁新增 1#烧结筛分楼除尘系统	149	2007 年 5 月完工	解决环境污染达标
二炼铁高炉煤气余压发电（TRT）工程	1,083	预计 2008 年 3 月完工	尚在建设中
二轧钢生产§20-30mm 高合金钢技改	583	2007 年 12 月完工	开始生产
锻钢厂 18/30MN 液压机组安装项目	2,920	2007 年 9 月完工	进入试生产
二炼铁 1#铸铁机搬迁改造工程	398	2007 年 7 月完工	年创效 420 万元
一轧钢大规格棒材精整工序改造（二期）	1,779	主体工程于 2007 年 12 月完工	年创效 750 万元
连轧厂新增一座步进梁式加热炉	2,071	预计 2008 年 2 月完工	尚在建设中
四炼钢厂工艺流程及物流优化改造	1,243	预计 2008 年 7 月完工	尚在建设中
热处理厂银亮线增加卷-棒功能改造	142	预计 2008 年 5 月完工	尚在建设中
二炼钢厂引进 16 吨保护气氛电渣炉	1,721	预计 2008 年 6 月完工	尚在建设中
其他	4,937		年创效 109 万元
合计	20,113	—	1,899

6.6 董事会对会计师事务所"非标准审计报告"的说明

□适用 √不适用

6.7 董事会本次利润分配或资本公积金转增股本预案

经普华永道中天会计师事务所有限公司审计，公司2007年度实现净利润323,626,851元，根据《公司章程》的规定，提取10%法定公积金32,362,686元，可供股东分配利润291,264,165元，加上年初未分配利润302,773,977元，可供股东分配的利润594,038,142 元。公司董事会决定，拟以2007年末总股本449,408,480股为基数，向全体股东每10股派发现金股利2元（含税），共计分配现金股利89,881,696元，剩余504,156,446元结转下一年度。本次分配，不进行资本公积金转增股本。上述利润分配方案尚需提交公司2007年年度股东大会批准。

公司本报告期内盈利但未提出现金利润分配预案

□适用 √不适用

§7 重要事项

7.1 收购资产

□适用 √不适用

7.2 出售资产

□适用 √不适用

7.3 重大担保

□适用 √不适用

7.4 重大关联交易

7.4.1 与日常经营相关的关联交易

√适用 □不适用

单位：万元

关联方	向关联方销售产品和提供劳务		向关联方采购产品和接受劳务	
	交易金额	占同类交易金额的比例	交易金额	占同类交易金额的比例
湖北新冶钢有限公司	63,615.94	10.77%	136,772.83	25.94%
湖北中特新化能科技有限公司	4,668.21	0.79%	53,169.35	10.08%
江阴兴澄特种钢铁有限公司	201.92	0.03%	1,977.46	0.38%
江阴泰富兴澄特种材料有限公司			1,236.98	0.23%
合计	68,486.07	11.59%	193,156.62	36.63%

其中：报告期内公司向控股股东及其子公司销售产品或提供劳务的关联交易金额 63,615.94 万元。

7.4.2 关联债权债务往来

√适用 □不适用

单位：万元

关联方	向关联方提供资金		关联方向公司提供资金	
	发生额	余额	发生额	余额
湖北新冶钢有限公司	75,074		83,649	8,575
湖北中特新化能科技有限公司	5,343		8,768	3,425
江阴兴澄特种钢铁有限公司	236	4	379	
江阴泰富兴澄特种材料有限公司	1,249		1,398	149
合计	81,902	4	94,194	12,149

其中：报告期内公司向控股股东及其子公司提供资金的发生额 75,074 万元，余额 0 元。

7.5 委托理财

□适用 √不适用

7.6 承诺事项履行情况

√适用 □不适用

1、报告期内，公司未作出承诺事项，也无以前期间发生但持续到报告期的承诺事项。

2、公司第一大股东湖北新冶钢有限公司（以下简称新冶钢）在股权分置改革时承诺赋予流通股股东一项认沽权利：在 2007 年 2 月 6 日当日交易结束后登记在册的本公司全体股东，有权将其持有的全部无限售条件的流通股，在 2007 年 2 月 7 日至 2007 年 3 月 8 日期间内的任何一个交易日内，以每股 3.80 元的价格出售给新冶钢。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。

为履行上述承诺，新冶钢于 2007 年 1 月 26 日至 2 月 7 日，先后发布了关于认沽权利派发和行权说明书、认沽权利实施公告、认沽权利派发公告、认沽权利开始行权公告，于 2007 年 2 月 7 日至 3 月 8 日实施了认沽权利。在此期间，针对公司股票价格高于认沽权利价格，为避免投资者遭受损失，新冶钢先后发布了关于认沽权利行权及行权可能遭受损失、改进认沽权利行权方式及行权可能遭受损失的提示性公告，公司董事会先后两次发布了关于认沽权利行权可能遭受损失的重要风险提示公告。相关公告刊登在 2007 年 1 月 26 日、31 日，2 月 6 日、7 日、9 日、13 日、16 日、27 日，3 月 6 日、9 日的《中国证券报》上。

3、新冶钢承诺自股改方案实施之日起三年内，将向股东大会提出向本公司注入价值不低于 3 亿元优质资产的提案。如果未能履行上述承诺，则在三年期满之日，向除新冶钢和中信泰富（中国）投资有限公司之外的其他全体股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有 1 股获得 0.053 元。

4、新冶钢与中信泰富（中国）投资有限公司承诺，所持有限售条件的流通股自股权分置改革方案实施之日起，至少在 36 个月内不上市交易或者转让。

7.7 重大诉讼仲裁事项

□适用 √不适用

7.8 其他重大事项及其影响和解决方案的分析说明

7.8.1 证券投资情况

□适用 √不适用

7.8.2 持有其他上市公司股权情况

□适用 √不适用

7.8.3 持有非上市金融企业股权情况

□适用 √不适用

7.8.4 买卖其他上市公司股份的情况

□适用 √不适用

7.9 报告期接待调研、沟通、采访等活动情况表

接待时间	接待地点	接待方式	接待对象	谈论的主要内容及提供的资料
1月24日	公司	实地调研	博时基金管理有限公司 栾小明 董良泓	公司简况和产品情况
3月20日	公司	实地调研	银河基金管理有限公司 李昇 汤立新 深圳天马资产管理公司 曹鸿伟 新奇控股集团有限公司 王炜	公司经营、财务状况、业绩增长原因、履行股改承诺
3月23日	公司	实地调研	东方证券股份有限公司 杨宝峰 华富基金管理有限公司 魏伟	公司生产经营及发展方向
4月12日	公司	实地调研	长江证券 刘元瑞 葛军 晓扬投资管理有限公司 徐凌峰	行业发展及公司前景
5月17日	公司	实地调研	博时基金管理有限公司 唐定中 长江证券 谭再刚	公司的简况、产品情况
6月12日	公司	实地调研	鹏华基金管理有限公司 陈鹏 中天证券有限责任公司 黄震 泰达荷银基金管理有限公司 许杰 融通基金管理有限公司 霍竞春 长江证券 隋立勇 刘元瑞	公司的基本情况
9月11日	公司	实地调研	海富通基金管理公司 牟善同 光大保德信基金公司 于进杰	公司产品、发展、关联交易情况，股改承诺的履行
9月14日	公司	实地调研	东方证券有限公司 杨宝峰 中银万国证券公司 董鹏程 诺德基金管理公司 戴奇雷 信诚基金管理公司 王少成 渤海证券有限公司 林非	公司生产经营、产品和技术改造情况，公司股改承诺的履行
10月12日	公司	实地调研	广发基金管理有限公司 傅友兴	公司基本情况、产品、毛利率及行业发展情况
10月26日	公司	实地调研	深圳新同方投资管理有限公司 刘迅 刘旭	公司基本情况、产品情况、发展趋势、股改承诺及特钢形势

§8 监事会报告

公司监事会认为：公司依法运作、公司财务情况、公司最近一次募集资金使用情况和关联交易不存在问题。

§9 财务报告

9.1 审计意见

本公司2007年度财务报告经普华永道中天会计师事务所有限公司，注册会计师 曾华光、王斌签字出具了普华永道中天审字(2008)第10028号标准无保留意见的审计报告。

9.2 公司的资产负债表、利润表、现金流量表和所有者权益变动表

大冶特殊钢股份有限公司

2007 年 12 月 31 日资产负债表
(除特别注明外，金额单位为人民币元)

资产		2007 年 12 月 31 日	2006 年 12 月 31 日
流动资产			
货币资金	六(1)	175,213,883	259,800,213
应收票据	六(2)	156,866,014	133,517,926
应收账款	六(3)	201,190,214	95,272,288
预付款项	六(4)	107,248,575	87,669,001
其他应收款	六(3)	10,490,453	5,397,812
存货	六(5)	1,039,738,232	713,026,779
流动资产合计		1,690,747,371	1,294,684,019
非流动资产			
固定资产	六(6)	1,628,494,047	1,539,705,289
在建工程	六(7)	87,540,345	66,164,778
工程物资	六(8)	3,185,365	26,652,951
无形资产	六(9)	30,355,094	31,255,094
非流动资产合计		1,749,574,851	1,663,778,112
资产总计		3,440,322,222	2,958,462,131

大冶特殊钢股份有限公司

2007年12月31日资产负债表(续)
(除特别注明外，金额单位为人民币元)

负债及股东权益	附注	2007年12月31日	2006年12月31日
流动负债			
短期借款	六(10)	5,000,000	6,000,000
应付票据	六(11)	39,043,188	179,327,685
应付账款	六(12)	985,117,978	619,018,541
预收款项	六(13)	186,956,114	108,833,719
应付职工薪酬	六(14)	25,219,082	15,332,284
应交税费	六(15)	17,822,281	32,029,620
应付利息		891,283	668,615
应付股利		53,700	53,700
其他应付款	六(16)	152,106,648	158,774,658
一年内到期的非流动负债	六(17)	2,905,000	102,905,000
流动负债合计		1,415,115,274	1,222,943,822
非流动负债			
长期借款	六(17)	345,000,000	380,000,000
预计负债	六(18)	34,548,132	33,486,344
非流动负债合计		379,548,132	413,486,344
负债合计		1,794,663,406	1,636,430,166
股东权益			
股本	六(19)	449,408,480	449,408,480
资本公积	六(20)	485,653,274	485,653,274
盈余公积	六(21)	116,558,920	84,196,234
未分配利润	六(22)	594,038,142	302,773,977
股东权益合计		1,645,658,816	1,322,031,965
负债及股东权益总计		3,440,322,222	2,958,462,131

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　总经理：钱刚　　总会计师：王培熹

大冶特殊钢股份有限公司

2007 年度利润表
(除特别注明外，金额单位为人民币元)

项目	附注	2007 年度	2006 年度
一、营业收入	六(23)	5,908,041,853	4,816,904,155
减：　营业成本	六(23)	5,430,760,902	4,427,378,609
营业税金及附加	六(24)	8,926,226	361,339
销售费用		51,315,932	36,057,550
管理费用		58,434,466	52,619,311
财务费用-净额	六(25)	28,606,797	35,708,034
资产减值损失	六(26)	27,042,950	(71,856,632)
加：　投资收益		-	145,221
二、营业利润		302,954,580	336,781,165
加：　营业外收入	六(27)	42,558,794	1,771,177
减：　营业外支出	六(27)	21,886,523	20,893,062
其中：非流动资产处置损失		19,610,121	728,399
三、利润总额		323,626,851	317,659,280
减：　所得税费用	五	-	-
四、净利润		323,626,851	317,659,280
五、每股收益			
基本每股收益	六(28)	0.720	0.707
稀释每股收益	六(28)	0.720	0.707

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　　　总经理：钱刚　　　　总会计师：王培熏

大冶特殊钢股份有限公司

2007 年度现金流量表
(除特别注明外，金额单位为人民币元)

项　　目	附注	2007 年度	2006 年度
一、经营活动产生的现金流量			
销售商品、提供劳务收到的现金		2,987,848,893	2,913,840,929
收到的税费返还		7,661,719	-
收到其他与经营活动有关的现金		6,952,137	222,367,508
经营活动现金流入小计		3,002,462,749	3,136,208,437
购买商品、接受劳务支付的现金		(2,537,752,378)	(2,286,522,313)
支付给职工以及为职工支付的现金		(88,237,293)	(101,960,334)
支付的各项税费		(208,607,660)	(218,021,977)
支付其他与经营活动有关的现金	六 (29)(e)	(23,160,230)	(26,437,604)
经营活动现金流出小计		(2,857,757,561)	(2,632,942,228)
经营活动产生的现金流量净额	六 (29)(a)	144,705,188	503,266,209
二、投资活动产生的现金流量			
收回投资所收到的现金		-	3,145,221
处置固定资产收回的现金净额		636,608	5,768,620
收到其他与投资活动有关的现金	六 (29)(f)	-	115,238,224
投资活动现金流入小计		636,608	124,152,065
购建固定资产支付的现金		(46,995,495)	(16,186,527)
投资活动现金流出小计		(46,995,495)	(16,186,527)
投资活动产生的现金流量净额		(46,358,887)	107,965,538
三、筹资活动产生的现金流量			
取得借款收到的现金		451,000,000	130,000,000
筹资活动现金流入小计		451,000,000	130,000,000
偿还债务支付的现金		(587,000,000)	(581,033,000)
偿付利息支付的现金		(23,907,653)	(33,192,991)
筹资活动现金流出小计		(610,907,653)	(614,225,991)
筹资活动产生的现金流量净额		(159,907,653)	(484,225,991)
四、汇率变动对现金的影响		-	-
五、现金净(减少)/增加额		(61,561,352)	127,005,756
加：年初现金余额	六 (29)(d)	196,536,895	69,531,139
六、年末现金余额	六 (29)(d)	134,975,543	196,536,895

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　总经理：钱刚　　总会计师：王培熹

大冶特殊钢股份有限公司

2007 年度股东权益变动表
(除特别注明外，金额单位为人民币元)

项目	附注	股本	资本公积	盈余公积	未分配利润	股东权益合计
2006 年 1 月 1 日年初余额		449,408,480	449,759,817	52,430,306	16,880,625	968,479,228
2006 年度增减变动额						
净利润		-	-	-	317,659,280	317,659,280
直接计入股东权益的利得		-	35,893,457	-	-	35,893,457
利润分配						
提取盈余公积		-	-	31,765,928	(31,765,928)	-
2006 年 12 月 31 日年末余额		449,408,480	485,653,274	84,196,234	302,773,977	1,322,031,965
2007 年 1 月 1 日年初余额		449,408,480	485,653,274	84,196,234	302,773,977	1,322,031,965
2007 年度增减变动额						
净利润		-	-	-	323,626,851	323,626,851
利润分配						
提取盈余公积		-	-	32,362,686	(32,362,686)	-
2007 年 12 月 31 日年末余额		449,408,480	485,653,274	116,558,920	594,038,142	1,645,658,816

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　总经理：钱刚　　总会计师：王培熹

9.3　与最近一期年度报告相比，会计政策、会计估计和核算方法发生变化的具体说明

√适用　□不适用

本公司自 2007 年 1 月 1 日起执行财政部 2006 年 2 月颁布的企业会计准则，并根据《企业会计准则第 38 号——首次执行企业会计准则》、中国证券监督管理委员会《公开发行证券的公司信息披露规范问答第 7 号——新旧会计准则过渡期间比较财务会计信息的编制和披露》（证监会计字[2007]10 号）的规定，公司对 2007 年期初资产负债表项目进行调整，新旧会计准则对股东权益无影响。

9.4　报告期内，公司无重大会计差错的内容及更正金额。

□适用　√ 不适用

9.5　与最近一期年度报告相比，合并范围未发生变化。

□适用　√不适用

董事长：蔡星海

大冶特殊钢股份有限公司

董　事　会

2008 年 3 月 13 日

****

完

香港，　二零零八年三月十四日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的 2007 年度財務報表及審計報告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司

2007 年度财务报表及审计报告

大冶特殊钢股份有限公司

2007 年度财务报表及审计报告

内容 **页码**

审计报告

普华永道中天审字(2008)第 10028 号

(第一页，共二页)

大冶特殊钢股份有限公司全体股东：

我们审计了后附的大冶特殊钢股份有限公司(以下简称“大冶特钢”)的财务报表，包括 2007 年 12 月 31 日的资产负债表以及 2007 年度的利润表、现金流量表、股东权益变动表和财务报表附注。

一、管理层对财务报表的责任

按照企业会计准则的规定编制财务报表是大冶特钢管理层的责任。这种责任包括：

(1) 设计、实施和维护与财务报表编制相关的内部控制，以使财务报表不存在由于舞弊或错误而导致的重大错报；

(2) 选择和运用恰当的会计政策；

(3) 作出合理的会计估计。

二、注册会计师的责任

我们的责任是在实施审计工作的基础上对财务报表发表审计意见。我们按照中国注册会计师审计准则的规定执行了审计工作。中国注册会计师审计准则要求我们遵守职业道德规范，计划和实施审计工作以对财务报表是否不存在重大错报获取合理保证。

审计工作涉及实施审计程序，以获取有关财务报表金额和披露的审计证据。选择的审计程序取决于注册会计师的判断，包括对由于舞弊或错误导致的财务报表重大错报风险的评估。在进行风险评估时，我们考虑与财务报表编制相关的内部控制，以设计恰当的审计程序，但目的并非对内部控制的有效性发表意见。审计工作还包括评价管理层选用会计政策的恰当性和作出会计估计的合理性，以及评价财务报表的总体列报。

我们相信，我们获取的审计证据是充分、适当的，为发表审计意见提供了基础。

三、审计意见

我们认为，上述大冶特钢的财务报表已经按照企业会计准则的规定编制，在所有重大方面公允反映了大冶特钢2007年12月31日的财务状况以及2007年度的经营成果和现金流量。

普华永道中天
会计师事务所有限公司

注册会计师 ____________
曾华光

中国•上海市
2008 年 3 月 13 日

注册会计师 ____________
王 斌

大冶特殊钢股份有限公司

2007年12月31日资产负债表
(除特别注明外，金额单位为人民币元)

资产		2007年12月31日	2006年12月31日
流动资产			
货币资金	六(1)	175,213,883	259,800,213
应收票据	六(2)	156,866,014	133,517,926
应收账款	六(3)	201,190,214	95,272,288
预付款项	六(4)	107,248,575	87,669,001
其他应收款	六(3)	10,490,453	5,397,812
存货	六(5)	1,039,738,232	713,026,779
流动资产合计		1,690,747,371	1,294,684,019
非流动资产			
固定资产	六(6)	1,628,494,047	1,539,705,289
在建工程	六(7)	87,540,345	66,164,778
工程物资	六(8)	3,185,365	26,652,951
无形资产	六(9)	30,355,094	31,255,094
非流动资产合计		1,749,574,851	1,663,778,112
资产总计		3,440,322,222	2,958,462,131

大冶特殊钢股份有限公司

2007 年 12 月 31 日资产负债表 (续)
(除特别注明外，金额单位为人民币元)

负债及股东权益	附注	2007 年 12 月 31 日	2006 年 12 月 31 日
流动负债			
短期借款	六(10)	5,000,000	6,000,000
应付票据	六(11)	39,043,188	179,327,685
应付账款	六(12)	985,117,978	619,018,541
预收款项	六(13)	186,956,114	108,833,719
应付职工薪酬	六(14)	25,219,082	15,332,284
应交税费	六(15)	17,822,281	32,029,620
应付利息		891,283	668,615
应付股利		53,700	53,700
其他应付款	六(16)	152,106,648	158,774,658
一年内到期的非流动负债	六(17)	2,905,000	102,905,000
流动负债合计		1,415,115,274	1,222,943,822
非流动负债			
长期借款	六(17)	345,000,000	380,000,000
预计负债	六(18)	34,548,132	33,486,344
非流动负债合计		379,548,132	413,486,344
负债合计		1,794,663,406	1,636,430,166
股东权益			
股本	六(19)	449,408,480	449,408,480
资本公积	六(20)	485,653,274	485,653,274
盈余公积	六(21)	116,558,920	84,196,234
未分配利润	六(22)	594,038,142	302,773,977
股东权益合计		1,645,658,816	1,322,031,965
负债及股东权益总计		3,440,322,222	2,958,462,131

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　　　总经理：钱刚　　　　总会计师：王培熹

大冶特殊钢股份有限公司

2007 年度利润表
(除特别注明外，金额单位为人民币元)

项目	附注	2007 年度	2006 年度
一、营业收入	六(23)	5,908,041,853	4,816,904,155
减：　营业成本	六(23)	5,430,760,902	4,427,378,609
营业税金及附加	六(24)	8,926,226	361,339
销售费用		51,315,932	36,057,550
管理费用		58,434,466	52,619,311
财务费用-净额	六(25)	28,606,797	35,708,034
资产减值损失	六(26)	27,042,950	(71,856,632)
加：　投资收益		-	145,221
二、营业利润		302,954,580	336,781,165
加：　营业外收入	六(27)	42,558,794	1,771,177
减：　营业外支出	六(27)	21,886,523	20,893,062
其中：非流动资产处置损失		19,610,121	728,399
三、利润总额		323,626,851	317,659,280
减：　所得税费用	五	-	-
四、净利润		323,626,851	317,659,280
五、每股收益			
基本每股收益	六(28)	0.720	0.707
稀释每股收益	六(28)	0.720	0.707

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　总经理：钱刚　　总会计师：王培熹

2007年度现金流量表
(除特别注明外，金额单位为人民币元)

项　　目	附注	2007年度	2006年度
一、经营活动产生的现金流量			
销售商品、提供劳务收到的现金		2,987,848,893	2,913,840,929
收到的税费返还		7,661,719	-
收到其他与经营活动有关的现金		6,952,137	222,367,508
经营活动现金流入小计		3,002,462,749	3,136,208,437
购买商品、接受劳务支付的现金		(2,537,752,378)	(2,286,522,313)
支付给职工以及为职工支付的现金		(88,237,293)	(101,960,334)
支付的各项税费		(208,607,660)	(218,021,977)
支付其他与经营活动有关的现金	六(29)(e)	(23,160,230)	(26,437,604)
经营活动现金流出小计		(2,857,757,561)	(2,632,942,228)
经营活动产生的现金流量净额	六(29)(a)	144,705,188	503,266,209
二、投资活动产生的现金流量			
收回投资所收到的现金		-	3,145,221
处置固定资产收回的现金净额		636,608	5,768,620
收到其他与投资活动有关的现金	六(29)(f)	-	115,238,224
投资活动现金流入小计		636,608	124,152,065
购建固定资产支付的现金		(46,995,495)	(16,186,527)
投资活动现金流出小计		(46,995,495)	(16,186,527)
投资活动产生的现金流量净额		(46,358,887)	107,965,538
三、筹资活动产生的现金流量			
取得借款收到的现金		451,000,000	130,000,000
筹资活动现金流入小计		451,000,000	130,000,000
偿还债务支付的现金		(587,000,000)	(581,033,000)
偿付利息支付的现金		(23,907,653)	(33,192,991)
筹资活动现金流出小计		(610,907,653)	(614,225,991)
筹资活动产生的现金流量净额		(159,907,653)	(484,225,991)
四、汇率变动对现金的影响		-	-
五、现金净(减少)/增加额		(61,561,352)	127,005,756
加：年初现金余额	六(29)(d)	196,536,895	69,531,139
六、年末现金余额	六(29)(d)	134,975,543	196,536,895

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　　　总经理：钱刚　　　　总会计师：王培熏

大冶特殊钢股份有限公司

2007 年度股东权益变动表

(除特别注明外，金额单位为人民币元)

项目	附注	股本	资本公积	盈余公积	未分配利润	股东权益合计
2006 年 1 月 1 日年初余额		449,408,480	449,759,817	52,430,306	16,880,625	968,479,228
2006 年度增减变动额						
净利润		-	-	-	317,659,280	317,659,280
直接计入股东权益的利得		-	35,893,457	-	-	35,893,457
利润分配						
提取盈余公积		-	-	31,765,928	(31,765,928)	-
2006 年 12 月 31 日年末余额		449,408,480	485,653,274	84,196,234	302,773,977	1,322,031,965
2007 年 1 月 1 日年初余额		449,408,480	485,653,274	84,196,234	302,773,977	1,322,031,965
2007 年度增减变动额						
净利润		-	-	-	323,626,851	323,626,851
利润分配						
提取盈余公积		-	-	32,362,686	(32,362,686)	-
2007 年 12 月 31 日年末余额		449,408,480	485,653,274	116,558,920	594,038,142	1,645,658,816

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　　　总经理：钱刚　　　　总会计师：王培熹

一 公司基本情况

大冶特殊钢股份有限公司 (以下简称“本公司”)是于 1993 年 4 月 22 日经湖北省体改委鄂改[1993]178 号文批准，由大冶钢厂(现冶钢集团有限公司)作为主要发起人，联合东风汽车公司、襄阳轴承厂(现襄阳汽车轴承股份有限公司)以定向募集方式设立的股份有限公司，总股本原为 20,922.8 万股，发起人股 17,882.8 万股，其中：冶钢集团有限公司(“冶钢集团”)持有国家股 17,122.8 万股，东风汽车公司持有 532 万股，襄阳汽车轴承股份有限公司持有 228 万股，其他社会法人持有 760 万股，内部职工持有 2,280 万股。于 1997 年 3 月本公司在深圳证券交易所公开发行 7,000 万社会公众股，证券代码为 000708。

于 1997 年 8 月经过湖北省证券监督管理委员会[1997]30 号文批准，本公司当年向全体股东每 10 股送红股 3 股，资本公积转增 2 股，公司股本由 27,922.8 万股增至 41,884.2 万股。

经过中国证券监督管理委员会 1998 年 5 月证监上[1998]49 号文批准，本公司按股本 41,884.2 万股计算实施配股，每 10 股配 2 股，其中：国家股股东冶钢集团可获配股 5,136.84 万股，其下属机械制造公司以经评估后的净资产 1,363.24 万元折股认购 272.648 万股，其余 4,864.192 万股予以放弃。法人股可获配股 456 万股，各法人股股东全部放弃。社会公众股和内部职工股的股东分别以现金认购 2,100 万股和 684 万股。总股本增至为 44,940.848 万股。2000 年 3 月 16 日公司内部职工股上市流通，截至 2005 年 12 月 31 日，已上市流通股达 16,704 万股。

2004 年 12 月 20 日湖北新冶钢有限公司(“新冶钢”)分别受让中融国际信托投资有限公司 4,230 万股、北京方程兴业投资有限公司 1,530 万股、北京颐和丰业投资有限公司 1,500 万股、合肥银信投资管理有限公司 1,005 万股以及北京龙聚兴投资顾问有限公司 397 万股法人股，合计 8,662 万股法人股，占本公司总股本的 19.27%。该等法人股已于 2004 年 12 月 20 日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。

2004 年 12 月 20 日湖北省黄石市中级人民法院司法拍卖了本公司原第一大股东冶钢集团持有的本公司 174,618,480 股国家股(占本公司总股本的 38.86%)。其中中信泰富(中国)投资有限公司(“中信投资”)以每股人民币 2.29 元竞买本公司 126,618,480 股，占本公司总股本的 28.18%；新冶钢以每股 2.29 元竞买 48,000,000 股，占本公司总股本的 10.68%。该等法人股已于 2005 年 10 月 31 日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。中信投资和新冶钢的实际控制人均为中信泰富有限公司(“中信泰富”)。以上股权转让交易完成后，新冶钢持有本公司总股本的 29.95%，成为本公司第一大股东。冶钢集团不再持有本公司股份。

一　公司基本情况(续)

鉴于中信投资是外商投资企业，根据《关于设立外商投资股份有限公司若干问题的暂行规定》以及相关国家审批部门的批准，本公司于 2005 年 7 月 1 日正式变更为外商投资的股份有限公司。

于 2006 年 1 月 12 日，本公司股东大会通过了股权分置改革方案。自 2006 年 2 月 7 日起，本公司全体非流通股股东持有的非流通股获得上市流通权，股份性质变更为有限售条件的流通股，但约定限售期为 1 到 3 年。

本公司经批准的经营范围为钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

本财务报表由本公司董事会于 2008 年 3 月 13 日批准报出。

二　财务报表的编制基础

本公司原以 2006 年 2 月 15 日以前颁布的企业会计准则和 2000 年 12 月 29 日颁布的《企业会计制度》及相关规定(以下合称"原会计准则和制度")编制财务报表。自 2007 年 1 月 1 日起，本公司执行财政部于 2006 年 2 月 15 日颁布的《企业会计准则—基本准则》和 38 项具体会计准则、其后颁布的企业会计准则应用指南、企业会计准则解释以及其他相关规定（以下简称"企业会计准则"）。2007 年度财务报表为本公司首份按照企业会计准则编制的年度财务报表。

在编制2007年度财务报表时，2006年度的相关比较数据已按照《企业会计准则第38号——首次执行企业会计准则》和《企业会计准则解释第1号》中有关首次执行的规定进行追溯调整，并按照企业会计准则重新列报。本公司无按规定需要追溯调整的事项。

按原会计准则和制度列报的 2006 年年初及年末股东权益、2006 年度净利润调整为按企业会计准则列报的股东权益及净利润的金额调节过程列示于本财务报表附注九。

三　遵循企业会计准则的声明

本公司 2007 年度财务报表符合企业会计准则的要求，真实、完整地反映了本公司 2007 年 12 月 31 日的财务状况以及 2007 年度的经营成果和现金流量等有关信息。

四 重要会计政策和会计估计

(1) 会计年度

会计年度为公历 1 月 1 日起至 12 月 31 日止。

(2) 记账本位币

记账本位币为人民币。

(3) 外币交易折算

外币交易按交易发生日的即期汇率将外币金额折算为人民币入账。

于资产负债表日，外币货币性项目采用资产负债表日的即期汇率折算为人民币，所产生的折算差额除了为购建或生产符合资本化条件的资产而借入的外币专门借款产生的汇兑差额按资本化的原则处理外，直接计入当期损益。以历史成本计量的外币非货币性项目，于资产负债表日采用交易发生日的即期汇率折算。

(4) 现金

列示于现金流量表中的现金是指库存现金及可随时用于支付的存款。

(5) 应收款项

应收款项是指在活跃市场中没有报价、回收金额固定或可确定的非衍生金融资产，包括应收账款和其他应收款等。

本公司对外销售商品或提供劳务形成的应收账款，按从购货方应收的合同或协议价款的公允价值作为初始确认金额。应收账款采用实际利率法，以摊余成本减去坏账准备后的净额列示。

对于单项金额重大的应收款项，当存在客观证据表明本公司将无法按应收款项的原有条款收回所有款项时，根据其预计未来现金流量现值低于其账面价值的差额，单独进行减值测试，计提坏账准备。

对于单项金额非重大的应收款项，与经单独测试后未减值的应收款项一起按信用风险特征划分为若干组合，根据以前年度与之相同或相类似的、具有类似信用风险特征的应收账款组合的实际损失率为基础，结合现时情况确定本年度各项组合计提坏账准备的比例，据此计算本年度应计提的坏账准备。

四 重要会计政策和会计估计(续)

(6) 存货

存货包括原材料、在产品、产成品、备件和辅助材料等，按成本与可变现净值孰低列示。

存货于取得时按实际成本进行初始计量，原材料和在产品在发出和领用时，先按照计划成本核算，月末将成本差异予以分摊，将计划成本调整为实际成本；备件和辅助材料在领用时采用一次转销法核算成本；产成品的发出采用加权平均法核算。产成品和在产品成本包括原材料、直接人工及按正常生产能力下适当比例分摊的所有间接生产费用。

存货跌价准备按存货成本高于其可变现净值的差额计提。可变现净值按日常活动中，以存货的估计售价减去至完工时估计将要发生的成本、估计的销售费用以及相关税费后的金额确定。

本公司的存货盘存制度采用永续盘存制。

(7) 固定资产

固定资产包括房屋及建筑物、机器设备、运输工具、计算机及电子设备以及办公设备等。购置或新建的固定资产按取得时的实际成本进行初始计量。

与固定资产有关的后续支出，在相关的经济利益很可能流入本公司且其成本能够可靠的计量时，计入固定资产成本；对于被替换的部分，终止确认其账面价值；所有其他后续支出于发生时计入当期损益。

固定资产折旧采用年限平均法并按其入账价值减去预计净残值后在预计使用寿命内计提。对计提了减值准备的固定资产，则在未来期间按扣除减值准备后的账面价值及依据尚可使用年限确定折旧额。

固定资产的预计使用寿命、净残值率及年折旧率列示如下：

	预计使用寿命	预计净残值率	年折旧率
房屋及建筑物	30-40 年	3%	2.43%至 3.23%
机器设备	15 年	5%-6%	6.27%至 6.33%
运输工具	5-10 年	5%-6%	9.40%至 19.20%
计算机及电子设备	5-15 年	3%	6.47%至 19.40%

四 重要会计政策和会计估计(续)

(7) 固定资产(续)

于每年年度终了，对固定资产的预计使用寿命、预计净残值和折旧方法进行复核并作适当调整。

当固定资产的可收回金额低于其账面价值时，账面价值减记至可收回金额(附注四(10))。

当固定资产被处置、或者预期通过使用或处置不能产生经济利益时，终止确认该固定资产。固定资产出售、转让、报废或毁损的处置收入扣除其账面价值和相关税费后的金额计入当期损益。

(8) 在建工程

在建工程按实际发生的成本计量。实际成本包括建筑费用、其他为使在建工程达到预定可使用状态所发生的必要支出以及在资产达到预定可使用状态之前所发生的符合资本化条件的借款费用。在建工程在达到预定可使用状态时，转入固定资产并自次月起开始计提折旧。

当在建工程的可收回金额低于其账面价值时，账面价值减记至可收回金额(附注四(10))。

(9) 无形资产 -土地使用权

土地使用权按可使用年限 50 年平均摊销。

当无形资产的可收回金额低于其账面价值时，账面价值减记至可收回金额(附注四(10))。

对使用寿命有限的无形资产的预计使用寿命及摊销方法于每年年度终了进行复核并作适当调整。

四 重要会计政策和会计估计(续)

(10) 资产减值

固定资产，在建工程及无形资产等，于资产负债表日存在减值迹象的，进行减值测试。减值测试结果表明资产的可收回金额低于其账面价值的，按其差额计提减值准备并计入减值损失。可收回金额为资产的公允价值减去处置费用后的净额与资产预计未来现金流量的现值两者之间的较高者。资产减值准备按单项资产为基础计算并确认，如果难以对单项资产的可收回金额进行估计的，以该资产所属的资产组确定资产组的可收回金额。资产组是能够独立产生现金流入的最小资产组合。

上述资产减值损失一经确认，如果在以后期间价值得以恢复，也不予转回。

(11) 借款费用

发生的可直接归属于需要经过相当长时间的购建活动才能达到预定可使用状态之固定资产的购建的借款费用，在资产支出及借款费用已经发生、为使资产达到预定可使用状态所必要的购建活动已经开始时，开始资本化并计入该资产的成本。当购建的资产达到预定可使用状态时停止资本化，其后发生的借款费用计入当期损益。如果资产的购建活动发生非正常中断，并且中断时间连续超过3个月，暂停借款费用的资本化，直至资产的购建活动重新开始。

(12) 借款

借款按公允价值扣除交易成本后的金额进行初始计量，并采用实际利率法按摊余成本进行后续计量。于资产负债表日起 12 个月(含 12 个月)内偿还的借款为短期借款，其余借款为长期借款。

(13) 职工薪酬

职工薪酬主要包括工资、奖金、津贴和补贴、职工福利费、社会保险费及住房公积金、工会经费和职工教育经费等其他与获得职工提供的服务相关的支出。

于职工提供服务的期间确认应付的职工薪酬，并根据职工提供服务的受益对象计入相关资产成本和费用。

四 重要会计政策和会计估计(续)

(14) 预计负债

因产品质量保证和未决诉讼等形成的现时义务，其履行很可能导致经济利益的流出，在该义务的金额能够可靠计量时，确认为预计负债。对于未来经营亏损，不确认预计负债。

预计负债按照履行相关现时义务所需支出的最佳估计数进行初始计量，并综合考虑与或有事项有关的风险、不确定性和货币时间价值等因素。货币时间价值影响重大的，通过对相关未来现金流出进行折现后确定最佳估计数；因随着时间推移所进行的折现还原而导致的预计负债账面价值的增加金额，确认为利息费用。

于资产负债表日，对预计负债的账面价值进行复核并作适当调整，以反映当前的最佳估计数。

(15) 政府补助

政府补助，是指企业从政府无偿取得货币性资产或非货币性资产，但不包括政府作为企业所有者投入的资本。

政府补助只有当满足政府补助所附条件且确认能够收到政府补助时才能予以确认。

政府补助为货币性资产的，按照收到或应收的金额计量；当政府补助为非货币性资产的，应当按照公允价值计量；公允价值不能可靠取得的，按照名义金额计量。

与资产相关的政府补助，确认为递延收益，并在相关资产使用寿命内平均分配，计入当期损益。

与收益相关的政府补助，当用于补偿本公司以后期间的相关费用或损失的，确认为递延收益，并在确认相关费用的期间，计入当期损益；当用于补偿本公司已发生的相关费用或损失的，直接计入当期损益。

(16) 递延所得税资产和递延所得税负债

递延所得税资产和递延所得税负债根据资产和负债的计税基础与其账面价值的差额(暂时性差异)计算确认。对于按照税法规定能够于以后年度抵减应纳税所得额的可抵扣亏损，视同暂时性差异确认相应的递延所得税资产。对于商誉的初始确认产生的暂时性差异，不确认相应的递延所得税负债。对于既不影响会计利润也不影响应纳税所得额(或可抵扣亏损)的非企业合并的交易中产生的资产或负债的初始确认形成的暂时性差异，不确认相应的递延所得税资产和递延所得税负债。于资产负债表日，递延所得税资产和递延所得税负债，按照预期收回该资产或清偿该负债期间的适用税率计量。

四 重要会计政策和会计估计(续)

(16) 递延所得税资产和递延所得税负债(续)

递延所得税资产的确认以本公司很可能取得用来抵扣可抵扣暂时性差异、可抵扣亏损和税款抵减的应纳税所得额为限。

(17) 收入确认

收入的金额按照本公司在日常经营活动中销售商品和提供劳务时，已收或应收合同或协议价款的公允价值确定。收入按扣除增值税、商业折扣、销售折让及销售退回的净额列示。

与交易相关的经济利益能够流入本公司，相关的收入能够可靠计量且满足下列各项经营活动的特定收入确认标准时，确认相关的收入。

(a) 销售商品

在已将产品所有权上的主要风险和报酬转移给购货方，并且不再对该产品实施继续管理和控制，与交易相关的经济利益能够流入本公司，相关的收入和成本能够可靠计量时确认销售收入的实现。

(b) 提供劳务

在提供劳务交易的总收入和总成本能够可靠地计量，与交易相关的经济利益很可能流入企业，劳务的完成程度能够可靠地确定时，确认收入。

(c) 让渡资产使用权

利息收入按照时间比例为基础采用实际利率计算确定。

(18) 股利分配

现金股利于股东大会批准的当期，确认为负债。

四 重要会计政策和会计估计(续)

(19) 分部报告

业务分部是指本公司内可区分的、能够提供单项或一组相关产品或劳务的组成部分，该组成部分承担了不同于其他组成部分的风险和报酬。地区分部是指本公司内可区分的、能够在一个特定的经济环境内提供产品或劳务的组成部分。该组成部分承担了不同于在其他经济环境内提供产品或劳务的组成部分的风险和报酬。本公司以业务分部为主要报告形式，以地区分部为次要报告形式。

(20) 重要会计估计及其关键假设

本公司根据历史经验和其它因素，包括对未来事项的合理预期，对所采用的重要会计估计和关键假设进行持续的评价。

本公司对于未来所进行的估计和假设可能不能完全等同于与之相关的实际结果。本公司所作的对下一会计期间资产和负债账面价值可能产生重大调整的会计估计和假设为：

(a) 固定资产的预期减值

每当有事项和情况转变显示固定资产的账面价值可能不能回收时，本公司将对该等资产进行减值测试。该等资产或资产组的可回收金额按照使用价值确定，使用价值的计算需要作出适当的会计估计。

(b) 存货的预期减值

存货跌价准备按存货成本高于其可变现净值的差额计提。可变现净值所采用的存货售价、至完工时将要发生的成本、销售费用以及相关税费的金额需要作出适当的会计估计。

五 税项

本公司本年度适用的主要税种及其税率列示如下：

税种	税率	税基
企业所得税	24%	应纳税所得额
增值税	13% 或 17%	煤、矿石、蒸汽、水、煤气按应纳税销售额的 13%扣除当期允许抵扣的进项税后的余额计缴，其余按照应纳税销售额的 17%扣除当期允许抵扣的进项税后的余额计缴
营业税	3-5%	运输、计控及技术中心服务收入

本公司为设立于沿江开放城市生产性外商投资企业，2007 年度的企业所得税税率为 24%(2006 年：24%)。全国人民代表大会于 2007 年 3 月 16 日通过了《中华人民共和国企业所得税法》("新所得税法")，新所得税法自 2008 年 1 月 1 日起实施。本公司适用的企业所得税率自 2008 年 1 月 1 日起从 24%调整为 25%。

经2006年8月黄国税直函发[2006]011号批准，本公司自弥补以前年度累计亏损后第一个获利年度起，可享受"两免三减半"的税收优惠政策；经2006年8月黄国税直函发[2006]013号批准，本公司在规定的免征和减征企业所得税期间，同时免征3%的地方所得税。

根据国务院于2007年12月26日国发[2007]39号文发布的《关于实施企业所得税过渡优惠政策的通知》，自2008年1月1日起，原享受企业所得税"两免三减半"、"五免五减半"等定期减免税优惠的企业，新所得税法施行后继续按原税收法律、行政法规及相关文件规定的优惠办法及年限享受至期满为止。因此本公司仍然可以享受"两免三减半"的税收优惠政策。

本年度为本公司弥补以前年度累计亏损后第一个获利年度，免征企业所得税。

六 财务报表项目附注

(1) 货币资金

	2007 年 12 月 31 日	2006 年 12 月 31 日
现金	1,388	5,708
银行存款	129,876,704	196,531,187
其他货币资金	45,335,791	63,263,318
	175,213,883	259,800,213

货币资金中包括以下外币余额：

	2007 年 12 月 31 日			2006 年 12 月 31 日		
	外币金额	汇率	折合人民币	外币金额	汇率	折合人民币
美元	6,893,917	7.3046	50,357,303	8,407,660	7.8087	65,652,895
欧元	602,856	10.6669	6,430,608	86,738	10.2665	890,496
			56,787,911			66,543,391

于 2007 年 12 月 31 日，其他货币资金余额包括：
- 开出银行承兑汇票的保证金 40,158,897 元(2006 年 12 月 31 日：59,866,260 元) (附注六(11))；
- 开出信用证保证金 79,443 元(2006 年 12 月 31 日：1,397,058 元)；
- 银行汇票存款 5,097,451 元(2006 年 12 月 31 日：无)。

(2) 应收票据

	2007 年 12 月 31 日	2006 年 12 月 31 日
银行承兑汇票	156,866,014	133,517,926

于 2007 年 12 月 31 日，本公司无用于质押的银行承兑汇票 (2006 年 12 月 31 日：无)。

于 2007 年 12 月 31 日，本公司已经背书转让但尚未到期的银行承兑汇票共有 1,590,342,893 元(2006 年 12 月 31 日：1,110,349,498 元)。

于2007年12月31日，本公司并无未到期应收票据已向银行办理贴现的情况(2006年12月31日：无)。

六 财务报表项目附注(续)

(3) 应收账款及其他应收款

(a) 应收账款

	2006 年 12 月 31 日	本年增加	本年减少(*)	2007 年 12 月 31 日
应收账款	244,113,367			208,556,519
减：坏账准备	(148,841,079)	(2,092,327)	143,567,101	(7,366,305)
	95,272,288			201,190,214

* 本年减少额为账龄超过 5 年以上并经当地税务机关批准同意核销的应收账款，同时转销已于以前年度提取的相应的坏账准备。实际核销的款项中无因关联交易产生的款项。

应收账款账龄及相应的坏账准备分析如下：

	2007 年 12 月 31 日			2006 年 12 月 31 日		
	金额	占总额比例	坏账准备	金额	占总额比例	坏账准备
一年以内	202,703,236	97%	(3,537,922)	96,225,467	39%	(2,886,764)
一到二年	1,082,465	1%	(108,247)	1,079,079	1%	(107,908)
二到三年	1,014,005	-	(304,201)	811,846	-	(243,554)
三年以上	3,756,813	2%	(3,415,935)	145,996,975	60%	(145,602,853)
	208,556,519	100%	(7,366,305)	244,113,367	100%	(148,841,079)

六 财务报表项目附注(续)

(3) 应收账款及其他应收款

(a) 应收账款(续)

应收账款按类别分析如下：

	2007 年 12 月 31 日			
	金额	占总额比例	坏账准备	计提比例
单项金额重大(i)	46,090,516	22%	-	0%
单项金额不重大但组合风险较大(ii)	5,853,283	3%	(3,828,383)	65%
单项金额不重大且组合风险较小	156,612,720	75%	(3,537,922)	2%
	208,556,519	100%	(7,366,305)	4%

	2006 年 12 月 31 日			
	金额	占总额比例	坏账准备	计提比例
单项金额重大(i)	114,308,799	47%	(106,464,278)	93%
单项金额不重大但组合风险较大(ii)	41,666,236	17%	(39,732,651)	95%
单项金额不重大且组合风险较小	88,138,332	36%	(2,644,150)	3%
	244,113,367	100%	(148,841,079)	61%

(i) 于 2006 年 12 月 31 日，对部分账龄超过 5 年，且因债务人破产或债务单位已撤销，或债务人资不抵债、现金流量严重不足等逾期未能履行偿债义务，且具有明显特征表明无法收回的应收款项全额计提了坏账准备。本年度，该等应收账款已经核销完毕，并已转销相应计提的坏账准备。

(ii) 该等金额主要是单项金额不重大但逾期时间超过 1 年的应收款项。

(iii) 于 2007 年 12 月 31 日应收账款中无持有本公司 5%(含 5%)以上表决权股份的股东的欠款。

(iv) 年末应收账款前五名债务人欠款金额合计为 46,090,516 元，账龄为一年以内，占应收账款总额的 22%。

应收账款中包括以下外币余额：

	2007 年 12 月 31 日			2006 年 12 月 31 日		
	外币金额	汇率	折合人民币	外币金额	汇率	折合人民币
美元	17,956,270	7.3046	131,163,370	6,742,111	7.8087	52,647,122
欧元	88,684	10.6669	945,988	-	-	-
			132,109,358			52,647,122

六 财务报表项目附注(续)

(3) 应收账款及其他应收款(续)

(b) 其他应收款

	2006 年 12 月 31 日	本年增加	本年减少	2007 年 12 月 31 日
其他应收款	18,000,284			23,627,362
减：坏账准备	(12,602,472)	(534,437)	-	(13,136,909)
	5,397,812			10,490,453

其他应收款及相应的坏账准备分析如下：

	2007 年 12 月 31 日 金额	占总额比例	坏账准备	2006 年 12 月 31 日 金额	占总额比例	坏账准备
一年以内	10,763,102	46%	(684,096)	5,196,724	29%	(155,869)
一到二年	60,700	-	(6,210)	-	-	-
二到三年	-	-	-	460,887	3%	(138,594)
三年以上	12,803,560	54%	(12,446,603)	12,342,673	68%	(12,308,009)
	23,627,362	100%	(13,136,909)	18,000,284	100%	(12,602,472)

其他应收款按类别分析如下：

2007 年 12 月 31 日	金额	占总额比例	坏账准备	计提比例
单项金额不重大但组合风险较大(i)	12,864,260	54%	(12,452,813)	97%
单项金额不重大且组合风险较小	10,763,102	46%	(684,096)	6%
	23,627,362	100%	(13,136,909)	56%

2006 年 12 月 31 日	金额	占总额比例	坏账准备	计提比例
单项金额不重大但组合风险较大(i)	12,803,560	71%	(12,446,603)	97%
单项金额不重大且组合风险较小	5,196,724	29%	(155,869)	3%
	18,000,284	100%	(12,602,472)	70%

(i) 该等金额主要是单项金额不重大但逾期时间超过 1 年的其他应收款。

六　财务报表项目附注(续)

(3)　应收账款及其他应收款(续)

(b)　其他应收款(续)

(ii)　于 2007 年 12 月 31 日其他应收款中无持有本公司 5%(含 5%)以上表决权股份的股东的欠款。

(iii)　年末其他应收款前五名债务人欠款金额合计为 13,973,674 元，其中人民币 8,361,440 元账龄在一年以内，人民币 5,612,234 元账龄在五年以上，共占其他应收款总额的 59%。

年末其他应收款中无外币余额。

(4)　预付款项

	2007 年 12 月 31 日		2006 年 12 月 31 日	
	金额	占总额比例	金额	占总额比例
账龄				
一年以内	87,811,876	82%	73,660,045	85%
一到二年	12,736,086	12%	3,877,087	4%
二到三年	807,181	1%	3,655,474	4%
三年以上	5,893,432	5%	6,476,395	7%
	107,248,575	100%	87,669,001	100%

于 2007 年 12 月 31 日预付款项中无预付持有本公司 5%(含 5%)以上表决权股份的股东单位的款项。

于 2007 年 12 月 31 日，账龄超过一年的预付款项为 19,436,699 元(2006 年 12 月 31 日：14,008,956 元)，主要为预付工程款项，鉴于工程结算程序尚未完成，该款项尚未结清。

六 财务报表项目附注(续)

(4) 预付款项(续)

预付款项中包括以下外币余额：

	2007年12月31日			2006年12月31日		
	外币金额	汇率	折合人民币	外币金额	汇率	折合人民币
美元	279,959	7.3046	2,044,991	595,038	7.8087	4,646,478
欧元	2,159,390	10.6669	23,033,993	162,437	10.2665	1,667,664
			25,078,984			6,314,142

(5) 存货

	2006年12月31日	本年增加	本年减少	2007年12月31日
成本				
原材料	174,490,683			315,901,519
在产品	245,673,272			443,746,298
产成品	256,704,180			269,293,049
备件和辅助材料	70,691,061			60,032,799
	747,559,196			1,088,973,665
减：存货跌价准备		本年增加	本年减少	
在产品	(3,696,114)	(9,343,728)	904,500	(12,135,342)
产成品	(6,471,471)	(6,931,349)	-	(13,402,820)
备件和辅助材料	(24,364,832)	-	667,561	(23,697,271)
	(34,532,417)	(16,275,077)	1,572,061	(49,235,433)
	713,026,779			1,039,738,232

于 2007 年 12 月 31 日的存货成本中，无包含资本化的借款费用 (2006 年 12 月 31 日：无)。

六　财务报表项目附注(续)

(6)　固定资产

	房屋及建筑物	机器设备	运输工具	计算机及电子设备	合计
原价					
2006 年 12 月 31 日	801,213,490	1,872,559,592	27,226,093	49,432,280	2,750,431,455
在建工程转入 (附注六(7))	34,998,119	151,373,915	3,385,646	8,220,413	197,978,093
本年其他增加	2,170,213	28,548,414	145,860	6,265,711	37,130,198
本年减少	(18,534,659)	(62,631,036)	(2,413,732)	(13,438,871)	(97,018,298)
2007 年 12 月 31 日	819,847,163	1,989,850,885	28,343,867	50,479,533	2,888,521,448
累计折旧					
2006 年 12 月 31 日	(317,461,537)	(830,111,906)	(23,995,700)	(39,157,023)	(1,210,726,166)
本年计提	(15,806,933)	(95,370,642)	(2,303,613)	(2,089,216)	(115,570,404)
本年减少	14,454,181	47,168,707	2,290,725	12,953,839	76,867,452
2007 年 12 月 31 日	(318,814,289)	(878,313,841)	(24,008,588)	(28,292,400)	(1,249,429,118)
减值准备					
本年增加及					
2007 年 12 月 31 日(a)	(2,083,544)	(8,507,549)	-	(7,190)	(10,598,283)
净值					
2007 年 12 月 31 日	498,949,330	1,103,029,495	4,335,279	22,179,943	1,628,494,047
2006 年 12 月 31 日	483,751,953	1,042,447,686	3,230,393	10,275,257	1,539,705,289

(a)　本公司对停用的一辅助生产车间的机器设备等固定资产(净值为 10,598,283 元)全额计提了减值准备，并计入资产减值损失(附注六(26))。

(b)　于 2007 年 12 月 31 日，本公司无用作抵押的固定资产(2006 年 12 月 31 日：有净值为 470,863,068 元的房屋及建筑物用作长期借款和应付票据的抵押物)。

(c)　2007 年度计入生产成本、营业费用及管理费用的折旧费用分别为：114,317,236 元、108,173 元及 1,144,995 元 (2006 年度：135,697,903 元、185,877 元及 1,549,931 元)。

六 财务报表项目附注(续)

(7) 在建工程

工程名称	预算数	2006 年 12 月 31 日	本年增加	本年转入固定资产	2007 年 12 月 31 日	资金来源	工程投入占预算的比例
连轧后步工序改造	31,600,000	4,813,777	28,153,370	(32,967,147)	-	自有资金	104%
电炉、精炼炉除尘系统改造	28,350,000	3,017,681	28,794,345	(31,812,026)	-	自有资金	112%
1#连铸机提升产品质量	19,000,000	4,311,044	13,230,286	(17,541,330)	-	自有资金	92%
五万气柜工程	13,067,520	7,571,253	8,601,339	(16,172,592)	-	自有资金	124%
110KV 保安线路	14,000,000	12,618	13,364,500	(13,377,118)	-	自有资金	96%
煤气输配送系统技改工程	14,000,000	8,120,321	4,868,036	(12,988,357)	-	自有资金	93%
一轧 850 工程	7,520,600	6,595,364	373,500	(6,968,864)	-	自有资金	93%
四炼钢产品结构调整技术改造	6,800,000	6,384,146	64,550	(6,448,696)	-	自有资金	95%
18/30MN 液压机组安装项目	28,500,000	-	25,022,373	-	25,022,373	自有资金	88%
大规格棒材精整工序改造（二期）	20,000,000	-	13,932,080	-	13,932,080	自有资金	70%
连轧厂电控系统改造	20,000,000	-	5,966,400	-	5,966,400	自有资金	30%
燃气锅炉替代燃煤、柴油锅炉改造	11,000,000	-	4,123,275	-	4,123,275	自有资金	37%
新增一座步进梁式回热炉	27,000,000	-	3,281,857	-	3,281,857	自有资金	12%
工艺流程及物流优化改造	48,000,000	-	2,289,276	-	2,289,276	自有资金	5%
引进 16 吨保护气氛电渣炉	37,300,000	-	2,108,816	-	2,108,816	自有资金	6%
银亮线卷-棒功能和联合拉拔机	20,000,000	-	1,417,412	-	1,417,412	自有资金	7%
高炉煤气余压发电(TRT)工程	20,000,000	-	819,725	-	819,725	自有资金	4%
其他	134,078,800	37,236,840	62,942,520	(59,701,963)	40,477,397	自有资金	30%
减：在建工程减值准备*		(11,898,266)	-	-	(11,898,266)		
		66,164,778	219,353,660	(197,978,093)	87,540,345		

* 对于个别在建工程项目，本公司管理层依据市场情况决定停止建设，对前期已投入但无法出售也无法用于其他工程的部分计提了全额减值准备。

于本年度， 本公司的在建工程余额中不含资本化的借款利息费用(2006 年度：无)。

(除特别注明外，金额单位为人民币千元)

六 财务报表项目附注(续)

(8) 工程物资

	2007年12月31日	2006年12月31日
专用设备	3,185,365	26,652,951

(9) 无形资产

	原价	2006年12月31日	本年摊销	2007年12月31日	累计摊销额
土地使用权	42,706,416	31,255,094	(900,000)	30,355,094	12,351,322

于2007年12月31日，本公司无用作抵押的土地使用权(2006年12月31日：31,255,094元)。

(10) 短期借款

	币种	2007年12月31日	2006年12月31日
担保借款			
一保证(a)	人民币	-	1,000,000
信用借款(b)	人民币	5,000,000	5,000,000
		5,000,000	6,000,000

(a) 于2006年12月31日的余额为黄石市科学技术局支持本公司项目研究工程的专项免息借款，由一银行提供担保，并以1,000,000元银行存款作为保证金。该项借款已于2007年度到期后归还。

(b) 于2007年12月31日，该短期借款已到期，本公司正在与对方商讨具体还款安排。

(c) 2007年度短期借款的加权平均年利率为7.560% (2006年度：7.560%)。

(11) 应付票据

	2007年12月31日	2006年12月31日
银行承兑汇票	39,043,188	179,327,685

于2007年12月31日，银行承兑汇票以银行存款40,158,897元(2006年12月31日：以银行存款59,866,260元作为保证金和以部分固定资产作抵押)作为保证金(附注六(1))。

该等票据全部于2008年2月1日到期。

六　财务报表项目附注(续)

(12) 应付账款

于2007年12月31日，应付账款中含应付本公司关联方材料款121,487,100元(2006年12月31日：无)。

于2007年12月31日，账龄超过一年的应付账款为176,889,184元(2006年12月31日：193,861,381元)，主要包括：

一已判决诉讼但未执行之应付款 11,321,831 元，本公司将按法院判决分阶段履行其债务；
一尚未结算的应付工程及设备款45,895,710元，鉴于工程结算程序尚未完成，该款项尚未进行最后清算；
一尚未结算的材料款 119,671,643 元，由于供应商尚未提供发票，该款项尚未最后结算。

(13) 预收款项

于2007年12月31日，预收款项中无预收持有本公司5%(含5%)以上表决权股份的股东的款项。

于2007年12月31日，账龄超过一年的预收款项为33,721,601元(2006年12月31日：29,552,147元)，主要为预收客户但尚未退回之钢材尾款。

预收款项中包括以下外币余额：

	2007年12月31日			2006年12月31日		
	外币金额	汇率	折合人民币	外币金额	汇率	折合人民币
美元	3,165,227	7.3046	23,120,717	2,726,915	7.8087	21,293,664
欧元	111,423	10.6669	1,188,538	-	-	-
			24,309,255			21,293,664

六 财务报表项目附注(续)

(14) 应付职工薪酬

	2006 年 12 月 31 日	本年增加	本年减少	2007 年 12 月 31 日
工资、奖金、津贴和补贴	9,373,114	68,316,877	(58,752,247)	18,937,744
职工福利费	1,200,000	7,397,242	(7,878,769)	718,473
工会经费和职工教育经费	4,759,170	1,675,972	(872,277)	5,562,865
	15,332,284	77,390,091	(67,503,293)	25,219,082

(15) 应交税费

	2007 年 12 月 31 日	2006 年 12 月 31 日
预交企业所得税(a)	(10,679,726)	(10,679,726)
(待抵扣增值税进项税)/应交增值税	(10,644,236)	4,376,298
应交城市维护建设税(b)	8,890,605	8,890,605
应交教育费附加 (b)	16,193,208	16,193,208
应交地方教育发展费 (c)	5,688,168	5,571,587
其他	8,374,262	7,677,648
	17,822,281	32,029,620

(a) 该金额为本公司在享受外商投资企业相关税收优惠前预交的企业所得税。

(b) 在本公司享受外商投资企业相关税收优惠前，城市维护建设税和教育费附加分别按实际缴纳的流转税(增值税和营业税)的 7%和 3%计缴。本公司在享受外商投资企业相关税收优惠后停止缴交相关地方税项。本公司正在与当地税务机关就该等税费的尾款的缴纳安排进行磋商。

(c) 地方教育发展费按销售收入的 1 ‰计缴。

六 财务报表项目附注(续)

(16) 其他应付款

	2007 年 12 月 31 日	2006 年 12 月 31 日
应付客户销售返利	24,651,184	14,028,980
应付排污处理费	23,586,575	23,586,575
应付利息	3,579,708	38,612,233
应付钢材代运费	6,031,932	4,669,125
应付销售保证金	12,221,754	12,221,754
应付外贸销售运费	5,111,088	3,128,178
其他	76,924,407	62,527,813
	152,106,648	158,774,658

于 2007 年 12 月 31 日，其他应付款中无应付持有本公司 5%(含 5%)以上表决权股份的股东的款项。

于 2007 年 12 月 31 日，账龄超过一年的其他应付款为 48,234,388 元(2006 年 12 月 31 日：82,024,333 元)，主要包括应付黄石市政府有关部门之排污处理费，双方已达成了初步的支付计划，但具体安排尚在进一步的磋商中。

(17) 长期借款

	币种	2007 年 12 月 31 日	2006 年 12 月 31 日
担保借款			
一保证(a)	人民币	-	100,000,000
一抵押(b)	人民币	-	280,000,000
信用借款(c)	人民币	347,905,000	102,905,000
		347,905,000	482,905,000
减：一年内到期的长期借款			
一抵押(b)	人民币	-	(100,000,000)
一信用	人民币	(2,905,000)	(2,905,000)
		345,000,000	380,000,000

(a) 该借款由原第一大股东冶钢集团提供担保，利息每月支付一次，已于 2007 年偿还。

(b) 于 2006 年 12 月 31 日，以部分房屋和建筑物 (附注六(6))以及土地使用权(附注六(9)) 作为抵押物。利息每月支付一次；其中本金 100,000,000 元须于 2007 年偿还，作为一年内到期的长期借款列示；其余部分于 2008 年到期偿还。

上述一年内到期的抵押借款 100,000,000 元于 2007 年度到期偿还。其余借款已经于 2007 年度提前偿还。

六　**财务报表项目附注(续)**

(17) **长期借款(续)**

(c) 于 2007 年 12 月 31 日，逾期的信用借款的情况如下：

借款单位	年利率	借款金额
中国工商银行	7.56%	2,905,000

上述逾期借款的具体还款期限仍然在磋商之中。

(d) 长期借款按贷款银行列示如下：

	2007 年 12 月 31 日	2006 年 12 月 31 日
中国交通银行黄石市分行	150,000,000	180,000,000
中国农业银行黄石市分行	50,000,000	100,000,000
招商银行黄石市分行	50,000,000	100,000,000
中国国家进出口银行	95,000,000	-
	345,000,000	380,000,000

(e) 长期借款到期日分析如下：

	2007 年 12 月 31 日	2006 年 12 月 31 日
一到二年	295,000,000	180,000,000
二到五年	50,000,000	200,000,000
	345,000,000	380,000,000

(f) 2007 年度长期借款的加权平均年利率为 6.23%(2006 年：5.24%)。

(18) **预计负债**

	2006 年 12 月 31 日	本年增加	本年减少	2007 年 12 月 31 日
法律诉讼等有关费用(a)	13,738,148	46,973	(889,431)	12,895,690
预计毁约赔偿损失(b)	18,248,196	-	-	18,248,196
质量异议赔偿(c)	1,500,000	1,904,246	-	3,404,246
	33,486,344	1,951,219	(889,431)	34,548,132

(a) 由于本公司部分债务涉及未决诉讼，根据管理层对诉讼结果的估计以及《合同法》的规定，对可能需要承担的违约金、迟延履行期间的债务利息及诉讼费等作出了预提。

六　财务报表项目附注(续)

(18) 预计负债(续)

(b) 对于一停建的在建工程，本公司预计供应商和建造商可能要求继续履行合同或者提出毁约赔偿，根据合同条款和管理层的估计，对可能遭受的损失计提了相应的预计负债。

(c) 由于本公司个别销售的产品涉及质量异议，根据管理层的估计，对可能遭受的赔偿损失作出了预提。

(19) 股本

	2006 年 12 月 31 日	可上市流通的限售股份(b)	2007 年 12 月 31 日
有限售条件股份－人民币普通股	282,371,216	(13,810,684)	268,560,532
无限售条件股份－人民币普通股	167,037,264	13,810,684	180,847,948
股份总额(a)	449,408,480	-	449,408,480

(a) 本公司设立时注册股本为普通股 20,922.8 万股，每股面值人民币 1 元，共计人民币 20,922.8 万元。本公司于 1997 年 3 月向境内投资者发行了 7,000 万股普通股，并在深圳证券交易所挂牌上市交易。发行后经过数次的分股和配股后，总股本增至 44,940.8 万元(详见附注一)。

(b) 根据2006年1月12日本公司股东大会通过的股权分置改革方案，自2006年2月7日起，本公司全体非流通股股东持有的非流通股获得上市流通权，股权性质变更为有限售条件的流通股，但约定了1至3年不等的限售期(详见附注一)。于本年度，有6位持有有限售条件流通股股东的承诺限售期到期，其所持股份13,810,000股转为无限售条件流通股。

另外，根据 2007 年 4 月 5 日中国证券监督管理委员会发布的证监公司字[2007]56 号文件《上市公司董事、监事和高级管理人员所持本公司股份及其变动管理规则》，上市公司董事、监事和高级管理人员在任职期间，每年通过集中竞价、大宗交易、协议转让等方式转让的股份不得超过其所持本公司股份总数的 25%。于本年度，共计有 684 股(占其个人所持本公司股份总数的 25%)转为无限售条件流通股。

六 财务报表项目附注(续)

(20) 资本公积

	2006 年 12 月 31 日	本年增加	本年减少	2007 年 12 月 31 日
股本溢价	264,908,962	-	-	264,908,962
其他资本公积				
原制度资本公积转入				
一债务重组收益(a)	145,950,186	-	-	145,950,186
一关联交易差价(b)	74,794,126	-	-	74,794,126
	485,653,274	-	-	485,653,274

(a) 其他资本公积主要为以前年度豁免的银行借款本金和利息、因诉讼案件和解并执行完毕后豁免的债务以及供应商采购款让利等。

(b) 本公司于以前年度向关联方销售管坯的毛利高于 20%，根据财政部于 2001 年 12 月 21 日的财会[2001]64 号《关联方之间出售资产等有关会计处理问题暂行规定》，销售给关联公司的钢坯的毛利超过成本 20%的部分已于以前年度计入资本公积。

(21) 盈余公积

	2006 年 12 月 31 日	本年提取	本年减少	2007 年 12 月 31 日
法定盈余公积金	84,196,234	32,362,686	-	116,558,920

根据《中华人民共和国公司法》、本公司章程及董事会的决议，本公司按年度净利润的 10%提取法定盈余公积金，当法定盈余公积金累计额达到股本的 50%以上时，可不再提取。法定盈余公积金经有关部门批准后可用于弥补亏损，或者增加股本。除了用于弥补亏损外，法定盈余公积金于增加股本后，其余额不得少于股本的 25%。本公司 2007 年按可供分配的利润 323,626,851 元的 10%提取法定盈余公积金 32,362,686 元(2006 年：31,765,928 元)。

(22) 利润分配

根据 2008 年 3 月 13 日董事会决议，董事会提议本公司向全体股东发放现金股利，每 10 股人民币 2 元(含税)，按 2007 年末总股本 449,408,480 股计算，拟派发现金股利共计 89,881,696 元，上述提议尚待股东大会批准，不确认为 2007 年 12 月 31 日的负债。

六 财务报表项目附注(续)

(23) 营业收入和营业成本

	2007 年度	2006 年度
主营业务收入(a)	5,667,408,095	4,543,900,208
其他业务收入(b)	240,633,758	273,003,947
	5,908,041,853	4,816,904,155

(a) 主营业务收入和主营业务成本

	2007 年度		2006 年度	
	主营业务收入	主营业务成本	主营业务收入	主营业务成本
轴承钢	857,025,368	770,983,275	670,446,136	601,178,734
齿轮钢	746,511,058	682,036,546	662,629,412	579,268,379
弹簧钢	623,345,781	582,179,769	539,300,388	530,979,665
高合金工模具钢	148,422,734	133,488,554	178,654,700	157,584,089
合结钢	1,497,260,294	1,380,404,823	1,076,947,869	966,368,943
炭结钢	1,166,120,338	1,079,205,065	820,031,007	780,140,901
管坯	497,507,973	472,458,819	590,319,742	547,563,032
其他钢种	131,214,549	111,631,698	5,570,954	4,238,407
	5,667,408,095	5,212,388,549	4,543,900,208	4,167,322,150

本公司前五名客户销售的收入总额为 1,151,283,848 元，占本公司全部销售收入的 20%。

(b) 其他业务收入和其他业务成本

	2007 年度		2006 年度	
	其他业务收入	其他业务成本	其他业务收入	其他业务成本
材料销售(i)	128,024,591	119,596,647	166,967,176	162,080,583
动力销售(ii)	67,320,164	58,606,857	66,462,562	64,833,837
其他	45,289,003	40,168,849	39,574,209	33,142,039
	240,633,758	218,372,353	273,003,947	260,056,459

(i) 材料销售收入主要为向关联方销售的废钢、矿石及燃料等原材料。

(ii) 动力销售收入主要为向关联方销售的氧气、煤气及电力等。

六 财务报表项目附注(续)

(24) 营业税金及附加

	2007 年度	2006 年度
营业税	541,588	361,339
自营出口关税	8,384,638	-
	8,926,226	361,339

(25) 财务费用

	2007 年度	2006 年度
借款利息支出	24,513,571	36,411,525
减：利息收入	(2,385,534)	(1,991,477)
汇兑损失	9,658,093	1,654,263
减：汇兑收益	(1,134,849)	(39,779)
其他收益	(2,044,484)	(326,498)
	28,606,797	35,708,034

(26) 资产减值损失

	2007 年度	2006 年度
坏账损失 (附注(六)(3))	2,626,764	903,755
转回坏账准备(附注十一(2))	(885,113)	(91,704,148)
存货跌价损失(附注(六)(5))	14,703,016	7,045,495
在建工程减值损失	-	11,898,266
固定资产减值损失(附注(六)(6))	10,598,283	-
	27,042,950	(71,856,632)

(27) 营业外收入及营业外支出

(a) 营业外收入

	2007 年度	2006 年度
处置固定资产收益	95,883	355,022
债务重组收益*	38,246,984	-
政府补贴	3,100,000	-
其他	1,115,927	1,416,155
	42,558,794	1,771,177

六 财务报表项目附注(续)

(27) 营业外收入及营业外支出(续)

(a) 营业外收入(续)

*该金额主要包含一项以前年度与银行的债务重组过程中被豁免的借款利息 35,415,775 元，于本年度完成相关清理手续后确认为债务重组利得。

(b) 营业外支出

	2007 年度	2006 年度
处置固定资产损失	19,610,121	728,399
诉讼损失	1,949,837	1,864,745
预计赔偿损失	-	18,248,196
其他	326,565	51,722
	21,886,523	20,893,062

(28) 每股收益

(a) 基本每股收益

基本每股收益以归属于本公司普通股股东的净利润除以本公司发行在外普通股的加权平均数计算：

	2007 年度	2006 年度
归属于本公司普通股股东的净利润	323,626,851	317,659,280
发行在外普通股的加权平均数	449,408,480	449,408,480
基本每股收益	0.720	0.707

(b) 稀释每股收益

本公司无稀释性的潜在普通股，因此稀释每股收益与基本每股收益一致。

六 财务报表项目附注(续)

(29) 现金流量表附注

(a) 将净利润调节为经营活动现金流量

	2007 年度	2006 年度
净利润	323,626,851	317,659,280
加：资产减值准备	27,042,950	(71,856,632)
固定资产折旧	115,570,404	137,433,711
无形资产摊销	900,000	900,000
处置固定资产的净损失	19,514,238	467,901
财务费用	24,791,193	37,574,974
投资损失	-	(145,221)
存货的增加	(341,414,469)	(7,837,162)
经营性应收项目的(增加)/减少	(319,183,961)	163,429,851
经营性应付项目的增加/(减少)	293,857,982	(74,360,493)
经营活动产生的现金流量净额	144,705,188	503,266,209

	2007 年度	2006 年度
(b) 不涉及现金收支的重大投资和筹资活动	165,889,615	126,594,976

(c) 现金净变动情况

	2007 年度	2006 年度
现金的年末余额	134,975,543	196,536,895
减：现金的年初余额	(196,536,895)	(69,531,139)
现金净(减少)/增加额	(61,561,352)	127,005,756

(d) 现金

	2007 年 12 月 31 日	2006 年 12 月 31 日
货币资金一		
库存现金	1,388	5,708
银行存款	129,876,704	196,531,187
其他货币资金	45,335,791	63,263,318
	175,213,883	259,800,213
减：受到限制的存款	(40,238,340)	(63,263,318)
现金年末余额	134,975,543	196,536,895

六 财务报表项目附注(续)

(29) 现金流量表附注(续)

(e) 支付其他与经营活动有关的现金

现金流量表中支付其他与经营活动有关的现金主要包括：

	2007 年度	2006 年度
运输费	6,358,423	10,004,244
行政费用	13,888,167	8,903,043
技术开发费	2,233,236	4,682,524
其他	680,404	2,847,793
	23,160,230	26,437,604

(f) 2006 年度收到的其他与投资活动有关的现金主要是收回冶钢集团以及其子公司冶钢集团进出口公司非经营性占用资金共计 115,238,224 元。

(30) 分部报告

(1) 主要报告形式

由于本公司之营业收入、费用、资产及负债主要与生产和销售钢材及其相关产品有关，本公司没有编制业务分部资料。

(2) 次要报告形式

	2007 年度	2006 年度
对外交易收入		
境内销售	5,086,010,066	4,630,118,429
境外销售	822,031,787	186,785,726
	5,908,041,853	4,816,904,155

七 关联方关系及其交易

(1) 最终控股股东

(a) 最终控股股东基本情况

	注册地	业务性质
中信泰富	香港	业务多元化，侧重于所熟悉及具有丰富经验之业务。业务范围涵盖在中国的特钢制造，物业发展及投资、发电、航空、香港海底隧道、信息业和汽车及消费品的批发和分销等行业。

(b) 最终控股股东注册资本及其变化

	2006 年 12 月 31 日 (万元)	本年增加 (万元)	本年减少 (万元)	2007 年 12 月 31 日 (万元)
中信泰富	120,000(港币)	-	-	120,000(港币)

(c) 最终控股股东对本公司的持股比例和表决权比例

	2006 年 12 月 31 日		2007 年 12 月 31 日	
	持股比例	表决权比例	持股比例	表决权比例
中信泰富	58.13%	58.13%	58.13%	58.13%

(2) 不存在控制关系的关联方的性质

关联企业名称	与本公司的关系
新冶钢	第一大股东
中信投资	第二大股东
江阴兴澄特种钢铁有限公司("兴澄特种钢铁")	同受一最终控股股东控制
江阴泰富兴澄特种材料有限公司("兴澄特种材料")	同受一最终控股股东控制
湖北中特新化能科技有限公司("中特新化能")	同受一最终控股股东控制

七 关联方关系及其交易(续)

(3) 关联交易

(a) 定价政策

本公司关联交易包括采购货物、销售货物、加工钢材、提供煤气、蒸汽、空气、氧气、水电劳务等，其价格均依据关联方签定的关联交易合同。具体定价按下列原则协商确定：

—国家物价部门定价的，按国家定价；
—没有国家定价的，以市场价格为标准；
—市场价格难以衡量时，以实际成本加一定比例为标准商定协议价格，加成比例视具体货物而定，但不超过成本的 20%。

(b) 采购货物

	2007 年度	2006 年度
新冶钢(i)	1,364,754,093	1,116,219,872
中特新化能(ii)	531,693,530	-
兴澄特种钢铁	19,774,594	-
兴澄特种材料	12,369,829	-
	1,928,592,046	1,116,219,872

(i) 本公司主要从新冶钢购买原材料、连铸坯以及钢材等，主要包括：

本公司以市场价从新冶钢采购矿石、铁精矿、焦丁等大宗原材料作为相互生产调配之需。2007 年度的采购金额为 541,732,508 元(2006 年度：508,086,678 元)。

本公司以协议价格从新冶钢采购连铸坯。2007 年度的采购金额为 456,066,515 元 (2006 年度：421,340,969 元)。

本公司以协议价格从新冶钢采购钢材，2007 年度的采购金额为 366,955,070 元 (2006 年度：186,792,225 元)。

(ii) 中特新化能于本年度正式投产后主要生产焦炭供本公司生产使用。

2007 年度本公司向关联方采购货物占货物采购总额的 37%(2006 年度：30%)。

七　关联方关系及其交易(续)

(3)　关联交易(续)

(c)　销售货物

	2007 年度	2006 年度
新冶钢(i)	632,592,192	1,087,530,527
中特新化能(ii)	42,797,081	-
兴澄特种钢铁	2,019,151	4,235,456
	677,408,424	1,091,765,983

(i)　本公司主要向新冶钢提供辅料备件和连铸坯、以及通过该公司出口钢材等，主要包括：

本公司以采购成本价向新冶钢提供辅料备件等。2007 年度的销售金额为 126,999,015 元(2006 年度：162,317,107 元)。

本公司以协议价格向新冶钢销售连铸坯。2007 年度的销售金额为 497,507,973 元 (2006 年度：590,319,742 元)。

本公司自 2006 年 9 月获得产品出口权后开始实行自营出口。本年度执行上年与新冶钢签订的尚未完成的出口合同，共计向新冶钢销售钢材 8,085,204 元 (2006 年度：309,682,697 元)。

(ii)　本公司主要以采购成本价向中特新化能调度电和辅料备件等。

2007 年度本公司向关联方销售货物占销售总额的 11%(2006 年度：23%)。

(d)　提供劳务

	2007 年度	2006 年度
新冶钢	3,567,238	9,698,620
中特新化能	3,885,027	-
	7,452,265	9,698,620

本公司向新冶钢及中特新化能提供仪表维护、检斤、运输等服务，并以协议价格收取服务费。2007 年度本公司向关联方提供劳务占同类劳务收入的 100%(2006 年度：100%)

七 关联方关系及其交易(续)

(3) 关联交易(续)

(e) 接受劳务

	2007 年度	2006 年度
新冶钢	2,974,189	6,448,078

本公司主要是以协议价格向新冶钢购买运输、安装劳务等。

2007 年度本公司向关联公司购买劳务占同类劳务支出的 5%(2006 年度：12%)。

(f) 销售固定资产

	2007 年度	2006 年度
新冶钢	763,926	5,508,121

本公司主要是以账面净值向新冶钢转让其生产所需的机器设备等。

(g) 购入固定资产

	2007 年度	2006 年度
新冶钢	10,453,046	6,227,973

本公司主要从新冶钢购入生产所需的机器设备等。

七 关联方关系及其交易(续)

(4) 关联方应收、应付款项余额

(a) 应收账款

	2007 年 12 月 31 日	2006 年 12 月 31 日
兴澄特种钢铁	37,903	1,466,428

于 2007 年 12 月 31 日，本公司对以上应收关联方款项占应收款项总额 0%(2006 年 12 月 31 日：0%)，无计提坏账准备(2006 年 12 月 31 日：无)。

(b) 应付账款

	2007 年 12 月 31 日	2006 年 12 月 31 日
新冶钢	85,746,450	-
中特新化能	34,251,576	-
兴澄特种材料	1,489,074	-
	121,487,100	-

于 2007 年 12 月 31 日，本公司应付关联方款项占应付款项总额 12%(2006 年 12 月 31 日：0%)。

八 资本性承诺事项

以下为于资产负债表日，已签约而尚不必在财务报表上确认的资本支出承诺：

	2007 年 12 月 31 日	2006 年 12 月 31 日
房屋、建筑物及机器设备	71,374,234	52,292,794

2006 年已披露但截至 2007 年 12 月 31 日尚未履行完毕的资本性承诺为 1,487,634 元。

九 首次执行企业会计准则

按原会计准则和制度列报的 2006 年年初及年末股东权益、2006 年度净利润调整为按企业会计准则列报的股东权益及净利润的调节项目列示如下：

	2006 年 1 月 1 日 股东权益	2006 年度 净利润	2006 年 12 月 31 日 股东权益
按原会计准则和制度列报的金额	968,479,228	317,659,280	1,322,031,965
少数股东权益转入	-	-	-
长期股权投资差额	-	-	-
其中：同一控制下企业合并形成的长期股权投资差额	-	-	-
其他采用权益法核算的长期股权投资贷方差额	-	-	-
商誉	-	-	-
其中：同一控制下企业合并产生的商誉	-	-	-
非同一控制下企业合并产生商誉的减值准备	-	-	-
以公允价值计量且其变动计入当期损益的金融资产以及可供出售金融资产	-	-	-
开发费用资本化	-	-	-
一般借款借款费用资本化	-	-	-
所得税	-	-	-
其中：递延所得税资产	-	-	-
递延所得税负债	-	-	-
按企业会计准则列报的金额	968,479,228	317,659,280	1,322,031,965

本公司于 2007 年 1 月 1 日首次执行企业会计准则，并在 2006 年年度报告的新旧会计准则股东权益差异调节表中披露了按照企业会计准则追溯调整后的 2007 年 1 月 1 日的股东权益。在编制本财务报表时，本公司按照《企业会计准则解释第 1 号》的要求，对首次执行日有关资产、负债及所有者权益项目的账面余额进行了复核，复核结果显示对上述 2007 年 1 月 1 日的股东权益不需要作出修正。

九 首次执行企业会计准则(续)

根据中国证监会《公开发行证券的公司信息披露规范问答第 7 号 – 新旧会计准则过渡期间比较财务会计信息的编制和披露》的要求，本公司假设自 2006 年 1 月 1 日开始全面执行财政部于 2006 年 2 月 15 日颁布的企业会计准则，并编制备考利润表。备考利润表与经审计年度净利润调节如下：

	2006 年度
按照企业会计准则编制或追溯调整后的净利润	317,659,280
假设全面执行企业会计准则的调整项目	
其中：债务重组利得确认为营业外收入(原会计准则确认为资本公积)	35,893,457
假设 2006 年 1 月 1 日全面执行企业会计准则的模拟净利润	353,552,737

十 资产负债表日后事项

根据本公司于 2008 年 3 月 13 日的董事会决议，批准分派 2007 年现金股利每 10 股现金 2 元(含税)，共 89,881,696 元。

十一 扣除非经常性损益后的净利润

	2007 年度	2006 年度
净利润	323,626,851	317,659,280
加：处置非流动资产净损失	19,514,238	373,377
减：政府补贴	(3,100,000)	-
债务重组收益	(38,246,984)	-
以前年度对原关联方非经营性占用资金计提的坏账准备的转回(2)	-	(91,704,148)
其他营业外收支净额	1,160,475	18,748,508
扣除非经常性损益后的净利润	302,954,580	245,077,017

(1) 非经常性损益明细表编制基础

根据《公开发行证券公司信息披露规范问答第 01 号-非经常性损益》的规定，非经常性损益是指公司发生的与经营业务无直接关系，以及虽与经营业务相关，但由于其性质、金额或发生频率，影响了正常反映公司经营、盈利能力的各项交易、事项产生的损益。

(2) 该金额为于2006年度收回的原关联方非经营性占用资金91,704,148元。

2006年度在编制《非经常性损益明细表》时作为非经常性损益项目扣除。鉴于该笔款项属于原关联方非经营性占用资金，其收回非常特殊，且金额重大，本公司认为该款项符合2007年修订后的《公开发行证券的公司信息披露规范问答第1号-非经常性损益》中有关非经常性损益的定义，所以在编制2006年度比较数字时将其作为非经常性损益项目扣除。其他以前年度已经计提的各项减值准备的转回一般不作为非经常性损益项目列示。

****

完

香港， 二零零八年三月十四日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的第四屆董事會第二十三次會議決議公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2008-003

大冶特殊钢股份有限公司
第四届董事会第二十三次会议决议公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

大冶特殊钢股份有限公司第四届董事会第二十三次会议于 2008 年 3 月 3 日以书面、传真、邮件方式发出通知，于 2008 年 3 月 13 日在公司会议室召开，会议应到董事 11 名，实际参加会议董事 11 名。公司监事、高级管理人员列席了会议。公司董事长蔡星海先生主持了会议。会议符合《公司法》、《公司章程》的有关规定。经到会董事认真讨论后审议表决，通过了如下决议：

一、审议通过了《公司 2007 年度董事会工作报告》；

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

二、审议通过了《公司 2007 年度总经理工作报告》；

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

三、审议通过了《公司 2007 年年度报告及其摘要》；

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

四、审议通过了《公司 2007 年度财务决算报告》；

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

五、审议通过了《公司 2007 年度利润分配预案》；

经普华永道中天会计师事务所有限公司审计，公司2007年度实现净利润323,626,851元，根据《公司章程》的规定，提取10%法定公积金32,362,686元，可供股东分配利润291,264,165元，加上年初未分配利润302,773,977元，可供股东分配的利润594,038,142 元。公司董事会决定，拟以2007年末总股本449,408,480股为基数，向全体股东每10股派发现金股利2元（含税），共计分配现金股利89,881,696元，剩余504,156,446元结转下一年度。本次分配，不进行资本公积金转增股本。上述利润分配方案尚需提交公司2007年年度股东大会批准。

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

六、审议通过了《关于对公司 2007 年期初资产负债表相关项目及其金额进行调整的议案》；

公司自2007 年1 月1 日起执行财政部2006 年2 月颁布的企业会计准则，并根据《企业会计准则第38 号——首次执行企业会计准则》、中国证券监督管理委员会《公开发行证券的公司信息披露规范问答第7 号——新旧会计准则过渡期间比较财务会计信息的编制和披露》（证监会计字[2007]10 号）的规定，公司对2007 年期初资产负债表项目进行了调整。本次调整对股东权益无影响。具体调整情况如下表：

项　目	2006年原年末数	2007年调整后年初数	调整金额	备　注
预付款项	46,205,475	87,669,001	41,463,526	会计科目重分类，原工程物资中的预付设备款重分类在建工程及预付帐款。
在建工程	64,698,147	66,164,778	1,466,631	同上
工程物资	69,583,108	26,652,951	-42,930,157	同上
应交税费	6,310,697	32,029,620	25,718,923	会计科目重分类，原应交税金及其它应交款合并为应交税费。
应付职工薪酬	9,373,114	15,332,284	5,959,170	会计科目重分类，原应付工资、应付福利费、其它应付款中有关职工薪酬部分合并至应付职工薪酬。
其他应付款	150,837,003	158,774,658	7,937,655	同上
预计负债	18,248,196	33,486,344	15,238,148	会计科目重分类，原预提费用法律诉讼费用重分类至预计负债。

该议案表决结果，赞成票：11票；反对票、弃权票为0票。

七、审议通过了《公司独立董事年度报告工作制度》（本工作制度见同日巨潮资讯网 http：//www.cninfo.com.cn）；

该议案表决结果，赞成票：11票；反对票、弃权票为0票。

八、审议通过了《公司董事会审计委员会年度审计工作规程》（本工作规程见同日巨潮资讯网 http：//www.cninfo.com.cn）；

该议案表决结果，赞成票：11票；反对票、弃权票为0票。

九、审议通过了《关于续聘会计师事务所和支付2007年度会计师事务所审计费用的议案》；

2008年，公司续聘普华永道中天会计师事务所有限公司为审计机构，聘期一年。

同意支付普华永道中天会计师事务所有限公司2007年度财务报表审计费用160万元。

公司独立董事事前认可2008年续聘会计师事务所的议案，同意将本议案提交董事会审议。在审议中，发表了同意的独立意见。

该议案表决结果，赞成票：11票，反对票、弃权票为0票。

十、审议通过了《关于公司2008年度日常关联交易预计的议案》;

具体内容见《关于公司2008年度日常关联交易预计的公告》;

独立董事事前认可本议案，同意将本议案提交董事会审议；在审议中，发表了同意的独立意见。

该议案的表决，关联董事蔡星海先生、李松兴先生、罗铭韬先生、邵鹏星先生、文武先生回避表决；其表决结果：赞成票6票，反对票、弃权票为0票。

十一、审议通过了《关于公司2008年借贷事项的议案》;

根据生产经营和技术改造的需要，公司2008年向银行贷款总额度不突破 15亿元。公司将根据实际资金的需求量，按有关规定办理贷款手续。

该议案表决结果，赞成票：11票，反对票、弃权票为0票。

十二、审议通过了《公司董事会换届选举的议案》

鉴于公司第四届董事会已届满，根据《中华人民共和国公司法》、《公司章程》的规定，公司决定进行董事会换届选举。经公司股东推荐和董事会提名委员会提议，公司董事会提名蔡星海先生、李松兴先生、罗铭韬先生、邵鹏星先生、钱刚先生、文武先生、王培熹先生等7人为公司第五届董事会董事候选人，提名吴茂清先生、周志海先生、沈岩先生、虞良杰先生为公司第五届董事会独立董事候选人。以上董事候选人、独立董事候选人提交公司2007年年度股东大会采取累积投票制选举，其中，对独立董事候选人需报深圳证券交易所审核无异议后提交股东大会选举（附：董事候选人、独立董事候选人简历）。

对提名公司第五届董事会董事候选人，公司独立董事表示同意。

该议案表决结果，赞成票：11票，反对票、弃权票为0票。

十三、审议通过了《关于召开公司2007年年度股东大会的通知》;

会议决定于2008年4月18日上午9时在公司报告厅召开2007年年度股东大会。

该议案表决结果，赞成票：11票；反对票、弃权票为0票。

上述第一、三、四、五、九、十、十一、十二项议案尚需提交公司2007年年度股东大会审议通过。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2008年3月13日

附：董事候选人简历

蔡星海先生，男，汉族，1944 年 8 月出生，大专文化，高级经济师，曾任无锡无线电厂副厂长、无锡市电讯仪表工业局党委书记、无锡市对外经济贸易委员会副主任。现任中信（香港集团）有限公司副董事总经理、中信泰富有限公司工业部董事、中信泰富无锡办事处首席代表、江阴兴澄特种钢铁有限公司副董事长、江苏泰富兴澄特殊钢有限公司副董事长、湖北新冶钢有限公司副董事长、公司董事长。属于公司的关联人，不持有公司股份，且未受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

李松兴先生，男，汉族，1953 年 12 月出生，香港大学社会科学系学士，曾任环球航运集团业务部总经理、美国大陆银行助理副总裁。现任中信泰富有限公司副董事总经理、中信 1616 集团有限公司非执行董事、江阴兴澄特种钢铁有限公司董事长、江苏泰富兴澄特殊钢有限公司董事长、湖北新冶钢有限公司董事长、中信国安有限公司副董事长、中信泰富矿业管理有限公司董事。属于公司的关联人，不持有公司股份，且未受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

罗铭韬先生，男，汉族，1963 年 7 月出生，工商管理学硕士，曾任交通银行副经理。现任中信泰富有限公司董事、新香港隧道有限公司、香港运输物流及管理有限公司、香港西区隧道有限公司、中信国安有限公司、中信泰富矿业管理有限公司、湖北新冶钢有限公司及中信泰富有限公司控股的其他有关基建、环境保护、特钢、铁矿石开采及物业项目公司董事。属于公司的关联人，不持有公司股份，且未受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

邵鹏星先生，男，汉族，1949 年 10 月出生，大专文化，工程师，曾任新疆钢铁公司科长、厂长助理、江阴钢厂生产计划处长、厂长助理、江阴兴澄特种钢铁有限公司总经理助理、副总经理。现任湖北新冶钢有限公司董事、总经理、公司董事。属于公司的关联人，不持有公司股份，且未受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

钱刚先生，男，汉族，1966 年 2 月出生，毕业于上海工业大学冶金系，博士，高级工程师，曾任兴澄钢铁三炼钢分厂专职工程师、生产技术厂长、三炼钢分厂厂长、兴澄特钢总经理助理兼特炼分厂厂长、副总工程师、中国电炉炼钢学术委员会委员、《特殊钢》杂志编委。现任公司董事、总经理。属于公司的关联人，不持有公司股份，且未受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

文武先生，男，汉族，1960 年 8 月出生，毕业于武汉钢铁学院炼钢专业，学士，高级工程师，曾任公司技术处（部）副处长、副部长、部长、公司副总工程师、副总经理兼总工程师、公司董事、武汉协通金属科贸有限责任公司董事长、《特殊钢》杂志编委。现任湖北新冶钢有限公司副总经理、公司董事。属于公司的关联人，不持有公司股份，且未受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

王培熹先生，男，汉族，1949 年 11 月出生，毕业于上海复旦大学经济学专业，大学本科学历，高级会计师，注册会计师，曾任上海第一钢铁（集团）有限公司二炼钢分厂副厂长、财务处副处长、处长、副总会计师、上海总会计师研究协会会员。现任公司董事、董事会秘书、总会计师。属于公司的关联人，不持有公司股份，且未受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

独立董事候选人简历

吴茂清先生，男，汉族，1942 年 11 月出生，大学文化，高级工程师，曾任本溪钢铁公司技术质量处副处长、本钢（集团）特钢公司总经理、本钢（集团）公司常务副总经理。现任中国特钢企业协会常务副理事长、公司独立董事。与公司不存在关联关系，不持有公司股份，且未受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

周志海先生，男，汉族，1946 年 5 月出生，大专文化，高级经济师，曾任无锡市钢丝绳厂厂长、无锡市冶金工业局副局长、党委书记、党委书记兼局长。现任无锡市冶金行业管理协会顾问、公司独立董事。与公司不存在关联关系，不持有公司股份，且未受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

沈岩先生，男，汉族，1963 年 10 月出生，大专文化，注册会计师，曾任无锡市财税局办事员、无锡市公证会计师事务所项目经理、部门经理、副所长。现任江苏公证会计师事务所有限公司副主任会计师、公司独立董事。与公司不存在关联关系，不持有公司股份，且未受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

虞良杰先生，男，汉族，1942 年 7 月出生，大学文化，高级工程师，曾任江苏无锡减震器厂副厂长、厂长、江苏无锡电子仪表工业局科长、江苏无锡市计划委员会处长。现已退休。与公司不存在关联关系，不持有公司股份，且未受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

****

完

香港， 二零零八年三月十四日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於召開 2007 年年度股東大會的通知。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　　股票简称：大冶特钢　　　公告编号：2008-005

大冶特殊钢股份有限公司
关于召开二○○七年年度股东大会的通知

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

经公司第四届董事会第二十三次会议决议，定于 2008 年 4 月 18 日召开公司 2007 年年度股东大会。现将有关事宜通知如下：

一、召开会议基本情况

1、召开时间：2008 年 4 月 18 日上午 9 时

2、召开地点：公司报告厅

3、召集人：公司董事会

4、召开方式：现场投票

5、出席对象：

(1) 截止 2008 年 4 月 14 日下午收市后，在中国证券登记结算有限责任公司深圳分公司

登记在册的本公司全体股东；股东本人不能出席的，可书面委托代理人出席。

(2) 公司董事、监事及其他高级管理人员；

(3) 公司聘请的律师。

二、会议审议事项

1、提案名称：

(1)审议《公司2007年度董事会工作报告》；

(2)审议《公司2007年度监事会工作报告》；

(3)审议《公司2007年度报告及其摘要》；

(4)审议《公司2007年度财务决算报告》；

(5)审议《公司2007年年度利润分配预案》；

(6)审议《关于续聘会计师事务所和支付2007年度会计师事务所审计费用的议案》；

(7)审议《关于公司2008年度日常关联交易预计的议案》；

(8)审议《关于公司2008年度借贷事项的议案》；

(9)审议《关于公司董事会换届选举的议案》；

(10)审议《关于公司监事会换届选举的议案》。

2、披露情况：上述议案的详细内容见2008年3月15日在《中国证券报》、《证券时报》、《上海证券报》及深圳巨潮网www.cninfo.com.cn上刊登的公司第四届董事会第二十三次会议决议公告、公司第四届监事会第十六次会议决议公告。

3、其他事项：听取公司独立董事2007年度工作报告书。

4、特别强调事项：审议《公司董事会换届选举的议案》、《公司监事会换届选举的议案》，就选举董事、监事进行表决时，实行累计投票制；对独立董事候选人履行备案程序。

三、现场股东大会会议登记方法

1、登记方式：现场、信函或传真方式

2、登记时间：2008年4月16日至4月17日上午9：00-12：00；下午2：00-5：00

3、登记地点：湖北省黄石市黄石大道316号大冶特殊钢股份有限公司董事会秘书室。

4、受托行使表决权人需登记和表决时提交文件的要求：法人股东的法定代表人持法人股东帐户、持股凭证、营业执照复印件和本人身份证，委托代理人持法人股东帐户、持股凭证、营业执照复印件、本人身份证和法定代表人授权委托书；个人股东持股东帐户、持股凭证、身份证，委托代理人持授权委托书、身份证和委托人股东帐户、持股凭证。

四、其他事项

1、会议联系方式：

⑴会议联系人：彭百条　周开明

⑵联系电话：0714—6297373

⑶传　　真：0714—6297280

⑷邮政编码：435001

2、会议费用：出席会议人员食宿及交通费自理；

五、授权委托书

兹全权委托　　　先生（女士）代表本人出席大冶特殊钢股份有限公司 2007 年年度股东大会，并行使表决权。

委托人（签名）：　　　　　　委托人身份证号：

委托人股东帐户：　　　　　　委托人持股数：

受托人（签名）：　　　　　　受托人身份证号：

委托权限：

委托日期：

特此公告。

大冶特殊钢股份有限公司

董　事　会

2008 年 3 月 13 日

****

完

香港，　二零零八年三月十四日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得·克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於 2008 年日常關聯交易預計公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　　　股票简称：大冶特钢　　　　公告编号：2008-006

大冶特殊钢股份有限公司
关于 2008 年日常关联交易预计公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

一、预计全年日常关联交易的情况

关联交易分类	按产品或劳务进一步分类	关联方	2008 年预计总金额（万元）		占同类交易的比例(%)	2007 年实际总金额(万元)
采购货物	钢坯	湖北新冶钢有限公司	25,000	99,103	5.05	136,475
	钢材	湖北新冶钢有限公司	10,000			
	原材料	湖北新冶钢有限公司	64,103			
	焦碳	湖北中特新化能科技有限公司	68,376	80,964	16.36	53,169
	煤气	湖北中特新化能科技有限公司	12,588			
销售货物	管坯、钢材	湖北新冶钢有限公司	32,000	43,903	7.43	63,322

	原材料	湖北新冶钢有限公司	1,538			
	备件材料	湖北新冶钢有限公司	5,556			
	燃料动力	湖北新冶钢有限公司	4,809			
	原材料	湖北中特新化能科技有限公司	1,375	4,366	0.74	4,280
	燃料动力	湖北中特新化能科技有限公司	2,991			
提供劳务	提供劳务	湖北新冶钢有限公司	286	286	42.18	283
	提供劳务	湖北中特新化能科技有限公司	392	392	57.82	389
接受劳务	接受劳务	湖北新冶钢有限公司	300	300	4.94	297

二、关联方介绍和关联关系

1、关联方介绍

(1)名称：湖北新冶钢有限公司

法定代表人：李松兴

注册资本：24,183 万美元

变更日期：2004 年 10 月 15 日

企业类型：中外合资经营

主要经营业务或管理活动：生产销售黑色、有色金属材料和相应的工业辅助材料及承接来料加工业务；钢铁冶炼、金属压延加工、钢坯、钢锭、钢材、钢管、球墨铸铁管及管件、焦炭、金属制品制造、机械及仪表电器制造和修理、化工产品（不含危险品和限制类产品）制造和供应。

(2)名称：湖北中特新化能科技有限公司

法定代表人：李松兴

注册资本：13,300万美元

成立日期：2006年6月16日

企业类型：外商独资经营

主要经营业务或管理活动：煤气、焦碳及相关化工产品（不含需办许可证经营的产品）的生产、销售；煤焦油深加工、干熄焦余热利用；化工原材料（不含需办许可证经营的化工材料）及设备制作加工与安装。

2、关联人履约能力分析

湖北新冶钢有限公司系公司控股股东，预计2008年合计日常关联交易发生额在143,592万元。该公司经济效益和资信状况良好，履约能力较强，不会对本公司形成欠款。

湖北中特新化能有限公司与本公司受同一实际控制人控制，预计 2008 年合

计日常关联交易发生额在85,722万元。该公司自去年运行以来，生产经营正常，公司的效益好，不会对公司形成欠款。

三、定价政策和定价依据

1、本公司与关联方发生的各项交易均按照自愿、平等、公平、公允的原则进行。

2、定价原则：国家有定价的按国家定价执行，国家没有定价的按市场价格执行；没有市场价格参照，以实际成本加成一定比例商定协议价格，加成比例不高于成本的20%。

四、关联交易目的和交易对公司的影响

本公司与关联方进行的日常关联交易，均为双方生产活动所需要。湖北新冶钢有限公司与本公司的交易持续多年，形成了稳定的合作关系；湖北中特新化能科技有限公司，为公司提供的主导产品焦碳和副产品煤气的质量好，与本公司的距离近，运输的成本低，可以形成稳定的产业链。这两个公司与本公司的关联交易对生产经营的稳定性和持续性将发挥积极作用，有利于提高公司效益。且按市场化原则进行，达到互利共赢的目的。该等关联交易不构成对公司独立性的影响，没有损害公司及股东的利益。

五、审议程序

1、公司第四届董事会第二十三次会议于2008年3月13日审议通过了《公司2008年日常关联交易预计的议案》，关联董事蔡星海先生、李松兴先生、罗铭韬先生、邵鹏星先生、文武先生回避表决，其他6名董事一致同意该议案。

2、独立董事吴茂清先生、周志海先生、沈岩先生、顾友良先生事前认可本议案，同意将本议案提交董事会审议，并就此发表独立意见：本议案所述关联交易是公司生产活动所必需，发挥了各自的资源、产品和成本优势，保证了公司生产经营的顺利进行。此交易本着平等、自愿、公平、公允的原则进行，所有交易符合国家有关法律、法规的要求，没有损害公司及股东的利益。

3、此项议案需提交股东大会批准，与该项交易有利害关系的关联股东将放弃在股东大会上的表决权。

六、关联交易协议签署情况

本公司与关联方按交易分类，分别签署了《钢坯买卖协议》、《原材料买卖协议》、《备件材料买卖协议》、《管坯、钢材买卖协议》、《供用电、水、气协议》、《劳务协议》、《煤气买卖协议》、《焦碳买卖协议》，协议有效期为2008年1月1

日至 2008 年 12 月 31 日。

七、备查文件

1、《钢坯买卖协议》、《原材料买卖协议》、《备件材料买卖协议》、《管坯、钢材买卖协议》、《供用电、水、气协议》、《劳务协议》、《煤气买卖协议》、《焦碳买卖协议》；

2、独立董事关于公司日常关联交易的事前同意书面文件及独立意见；

3、公司第四届董事会第二十三次会议决议；

4、公司第四届监事会第十六次会议决议。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2008 年 3 月 13 日

****

完

香港，　二零零八年三月十四日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

END